UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CORONADO BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-54463	20-5157386
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 New England Executive Park Burlington, Massachusetts	01803
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 238-6621

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

Coronado Biosciences, Inc. is filing this General Form for Registration of Securities on Form 10 (the “Registration Statement”) to register its common stock, par value $0.001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “Coronado,” “Company,” “we,” “us,” and “our” refer to Coronado Biosciences, Inc.

FORWARD LOOKING STATEMENTS

Statements in this Form 10 or in the documents incorporated by reference herein that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth under “Risk Factors” including, in particular, risks relating to:

•	the results of research and development activities;

•	uncertainties relating to preclinical and clinical testing, financing and strategic agreements and relationships;

•	the early stage of products under development;

•	our need for substantial additional funds;

•	government regulation;

•	patent and intellectual property matters;

•	dependence on third party manufacturers; and

•	competition.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this registration statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at http://www.sec.gov.

Our Internet website address is http://www.coronadobiosciences.com. Information contained on the website does not constitute part of this registration statement. When this registration statement is effective, we will make available, through a link to the SEC’s Web site, electronic copies of the materials it files with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by executive officers, directors and 10% stockholders and amendments to those reports).

Item 1. Business.

Overview

We are a biopharmaceutical company focused on the development of novel immunotherapy biologic agents for the treatment of inflammatory diseases and cancer. Our two principal pharmaceutical product candidates in clinical development are:

•

CNDO-201, a biologic comprising Trichuris suis ova (“TSO”), the microscopic eggs of the pig whipworm, for the treatment of autoimmune diseases, such as Crohn’s disease (“Crohn’s”), ulcerative colitis (“UC”) and multiple sclerosis (“MS”); and

•	CNDO-109, a compound that activates natural killer (“NK”) cells of the immune system to seek and destroy cancer cells, for the treatment of acute myeloid leukemia.

CNDO–201

In January 2011, in connection with our acquisition of the assets of Asphelia Pharmaceuticals, Inc. (“Asphelia”), we acquired the exclusive rights to CNDO-201 in North America, South America and Japan under a sublicense agreement with OvaMed GmbH (“OvaMed”), as well as a manufacturing and supply agreement with OvaMed to provide us with our clinical and commercial requirements of CNDO-201.

CNDO-201 is comprised of TSO, the microscopic eggs of a parasitic helminth, or worm, that is found in pigs. TSO is not a human pathogen and is eliminated from the body within several weeks without treatment. Multiple investigator-sponsored clinical trials of TSO for the treatment of Crohn’s and UC have been completed in which TSO demonstrated clinical benefit with regard to accepted outcome measurements of remission of disease and was shown to be well tolerated. Based on a recent meeting with the U.S. Food and Drug Administration (“FDA”), we plan to file an Investigational New Drug Application (“IND”) with the FDA by the end of the third quarter of 2011 and commence a single dose, dose escalation study in patients with Crohn’s. This study is expected to be completed by the end of 2011. Assuming acceptable tolerance in this study, we expect to initiate a multi-center phase 2 clinical trial in Crohn’s in the United States shortly thereafter. We also plan to have discussions with the FDA regarding the requirements to initiate a Phase 2 trial in patients with MS.

CNDO–109

In November 2007, we acquired exclusive worldwide rights to develop and market CNDO-109 from the University College London Business PLC (“UCLB”). CNDO-109 is a compound that has been shown to activate NK cells. When activated, NK cells have the ability to differentiate between normal cells and cancer cells, and kill cancer cells by granzyme mediated lysis, a biochemical process whereby the NK cells directly kill cancer cells by destroying their cell membranes and structures.

In vitro preclinical studies conducted at the University College of London have demonstrated that CNDO-109 activated NK cells directly kill cells that cause hematologic malignancies including myeloid leukemia and multiple myeloma, as well as breast, prostate and ovarian cancers. We are aware of a Phase 1 clinical trial of CNDO-109 in seven patients with high-risk acute myeloid leukemia (“AML”) which demonstrated that the therapy was well tolerated with manageable adverse events given the advanced state of the disease. Although the primary endpoint of the Phase 1 clinical trials was safety, based on the data obtained from the preclinical studies and this Phase 1 study, we believe that CNDO-109 has the potential to benefit patients with a wide variety of hematologic and solid cancers.

We have agreed with the FDA on a plan to submit an IND for a multi-center Phase 1/2 clinical trial in patients with relapsed AML currently planned for early 2012. We intend to use the results of this Phase 1/2 clinical trial to develop a plan for future clinical trials of CNDO-109 to support the filing of a Biologics License Application (“BLA”) in the United States and similar marketing applications in other countries.

Industry

Immunology Therapeutics Markets

Autoimmune diseases represent a diverse collection of diseases in terms of their demographic profile and primary clinical manifestations. The phenotypic commonality between them, however, is the damage to tissues and organs that arise from the loss of tolerance. Autoimmune disorders include inflammatory bowel disease (“IBD”) such as Crohn’s and UC, MS, rheumatoid arthritis, lupus, asthma and type-1 diabetes. According to a 2010 Decision Resources report, in the U.S. and Japan, the prevalence of Crohn’s was 585,000 patients, UC was 712,000 patients and MS was 400,000 patients. Prevalence rates for all autoimmune disorders are expected to continue to rise in the next several years.

Crohn’s is characterized by inflammation of the gastrointestinal tract that causes painful and debilitating symptoms. Most patients with Crohn’s experience relapses, and no current therapy is completely effective in preventing acute flares. Although immunosuppressants and TNF-a inhibitors are effective maintenance therapies, according to an article published in Alimentary Pharmacology & Therapeutics in 2011, fewer than 50% of patients maintain long-term remission with these drugs. According to a 1989 article in Gut, the majority of Crohn’s patients require surgery during their lifetime despite available therapies. Therefore, the greatest unmet need is for more effective maintenance therapies that are also safe for long-term use.

The etiology and pathophysiology of ulcerative colitis are not fully understood, but research appearing in several industry publications, including Inflammatory Bowel Disease (2006) and the World Journal of Gastroenterology (2006), strongly suggests that genetic susceptibility and environmental factors, coupled with an abnormal immune response, contribute to the development of the disease. Despite significant advances in the understanding of genetic susceptibility and its role in IBD, novel, targeted therapies for the treatment of UC have yet to be identified. The need for more effective maintenance therapies with sustained long-term efficacy are the greatest unmet need in the management of UC.

MS is an autoimmune inflammatory disease of the central nervous system that is characterized by progressive neuronal loss that manifests clinically as worsening physical disability. The key pathophysiological hallmark of MS is the loss of myelin, a layer of lipids and proteins produced by cells called oligodendrocytes that wrap around the neuron and act like an insulating sheath to facilitate electrical conduction along the nerve. Destruction of myelin by an inflammatory cascade leads to neuronal degeneration. As a result, we believe that there is a substantial unmet need for effective treatments for chronic progressive MS as well as a need for therapies that are more conveniently delivered (e.g., oral agents, less frequently administered injectable drugs).

Each of these diseases is believed to be associated with an excessive inflammatory response by the T helper (Th) cells.

Oncology Therapeutics Markets

The American Cancer Society estimates that over 1.5 million people in the U.S. are expected to be diagnosed with cancer in 2010, excluding basal and squamous cell skin cancers and in situ carcinomas (other than urinary bladder carcinomas). This is an increase of approximately 25% from the estimated number of new cancer diagnoses of approximately 1.2 million in 2000. We believe this rate is unlikely to decrease in the foreseeable future as the causes of cancer are multiple and poorly understood.

Despite continuous advances every year in the field of cancer research, there remains a significant unmet medical need in the treatment of cancer, as the overall five-year survival rate for a cancer patient diagnosed between 1999 and 2005 still averages only 68% according to the American Cancer Society. According to that same source, cancer is the second leading cause of mortality in the U.S. behind heart disease. Overall, the American Cancer Society estimates that approximately one in four deaths in the U.S. is due to cancer.

One of the main treatments for cancer is chemotherapy. While chemotherapy is the most widely used class of anti-cancer agents, individual chemotherapeutic agents show limited efficacy because tumors maintain complex machinery to repair the DNA damage to tumor cells caused by chemotherapy. Solutions to this problem include combination chemotherapy, but while combination chemotherapy has been intensively studied, it offers only limited hope for improvement as a result of additive toxicities. The limitations inherent in chemotherapy are mirrored by limitations in other therapeutic modalities for cancer, including radiation therapy, targeted therapies and surgical intervention. Each of these therapies either has high levels of toxicity and/or potentially severe adverse events, which in turn frequently limit the amount of treatment that can be administered to a patient.

As a result, we believe that there is a significant unmet medical need for alternatives to existing chemotherapy drugs that do not have the associated toxicities of traditional chemotherapy drugs.

Our Product Candidates

CNDO–201

CNDO-201 is a biologic product candidate comprising TSO for the treatment of autoimmune diseases. We initially plan to investigate TSO for the treatment of Crohn’s, UC and MS. CNDO-201 originates from the work of Dr. Joel V. Weinstock, currently the Chief of the Division of Gastroenterology/Hepatology at Tufts New England Medical Center in Boston and a member of our scientific advisory board. Dr. Weinstock’s research has centered on the evolutionary role of parasitic helminth (worm) infections in the prevention of inflammatory diseases such as IBD, specifically Crohn’s disease and ulcerative colitis. Dr. Weinstock has discovered that when the microscopic eggs of a certain helminth, preferably T. suis, the pig whipworm, are administered to patients with IBD a beneficial immune response is induced, which provides clinical benefit to the underlying disease with minimal side-effects.

Background

The use of helminths in the treatment of autoimmune disease is based on the belief that the immune systems of populations living in the relatively sterile environments found in developed countries with little or no exposure to parasites may develop in abnormal ways. This “hygiene hypothesis” is based on epidemiologic findings of an inverse relationship between autoimmune diseases and helminthic colonization. According to articles published in The New England Journal of Medicine in 2002 and Inflammatory Bowel Disease in 2009, the incidence of IBD is highest in the developed world and in temperate climates, with positive correlations noted among persons of higher socioeconomic status and high levels of domestic hygiene experienced in childhood. Conversely, the incidence of IBD is rare in less developed countries and in persons with blue-collar jobs involving exposure to dirt and physical exercise.

In contrast to the epidemiologic findings of IBD, according to articles by Dr. Weinstock and others published in The New England Journal of Medicine in 2002 and the International Journal for Parasitology in 2007, the prevalence of helminths is highest in warm climates and in populations characterized by crowding, poor sanitation, and impure food supply. Furthermore, the incidence of IBD has increased over the past several decades, while the prevalence of helminths in the United States and Europe has steadily declined during the same time period. These findings have led to the idea that eliminating intestinal helminths in the industrialized world has eliminated a natural T regulatory cell mechanism that prevents excessive T-cell activation such as occurs in IBD as well as in other immune-mediated diseases such as MS, asthma and allergies.

The immunologic basis for helminth therapy for IBD is derived from experimental animal and human data demonstrating that these organisms alter immune responses beyond those directed against the worms. In animal models, helminths blunt Th1 responses and promote Th2 responses associated with increased production of IL-4 and IL-3. Helminthic colonization in humans can result in diminished Th1 immune responses to challenges with unrelated antigens, as well as increased production of immunomodulatory molecules such as IL-10, transforming growth factor (TGF)-ß, and regulatory T-cells. Thus, as noted in the National Review of Immunology in 2007, genetically susceptible persons who are never exposed to helminths may lack a strong Th2 immune response and develop a poorly regulated and destructive intestinal Th1 response, leading to chronic colitis or ileitis.

TSO was chosen as an appropriate helminth for therapeutic application due to its ability to colonize in humans briefly without invading or infecting the host. Although not a human parasite, T. suis resembles the human whipworm T. Trichuris and is able to colonize a human host for several weeks before being eliminated from the body without any specific therapy. As reported in the American Journal of Gastroenterology in 2005, TSO has potential for being a natural immune system modulator without significant risk of causing disease in humans. Mature T. suis produce ova that exit the porcine host with the stool, however, ova are not infective until incubating in the soil for several weeks, thereby preventing direct host-to-host transmission. No human diseases have been associated with exposure to T. suis or TSO.

Third Party Clinical Trials

The initial safety and efficacy of TSO in Crohn’s disease has been evaluated in two open-label investigator-sponsored clinical trials. The first, a small pilot clinical trial conducted by Dr. Weinstock and his colleagues and reported in the American Journal of Gastroenterology in 2003, administered a single dose of 2500 embryonated TSO orally to four patients with refractory Crohn’s. Patients were followed every two weeks for at least 12 weeks, with the efficacy of therapy determined by the Crohn’s Disease Activity Index (“CDAI”) and the Inflammatory Bowel Disease Quality of Life questionnaire (“IBDQ”). Using an IBDQ score > 170 to indicate remission, three of four (75%) patients achieved remission by week 8. Similarly, three of four (75%) patients achieved remission during the observation period as assessed by a CDAI < 150. However, two of the three patients who achieved remission relapsed at the end of the 12-week observation period. No significant clinical complications or adverse events occurred in any of the patients in this study.

In a subsequent open-label clinical trial reported in GUT in 2004, Dr. Weinstock and his colleagues examined the safety and efficacy of TSO in 29 patients with active Crohn’s, defined by a CDAI > 220. Patients received TSO in individual aliquots of 2500 ova suspended in a solution every three weeks for 24 weeks. Patients maintained diaries of clinical symptoms, and disease activity was measured by CDAI. Therapy with TSO was associated with substantial and sustained improvement, with 79.3% patients experiencing a response (decrease in CDAI > 100 points or CDAI < 150) and 72.4% achieving remission (CDAI < 150) at week 24. TSO was well tolerated. No significant clinical complications or adverse events occurred in any of the patients in this study.

Two investigator-sponsored studies of TSO have been conducted in patients with UC. The first study was a pilot study conducted by Dr. Weinstock and his colleagues (American Journal of Gastroenterology, 2003) in which three patients with refractory UC were treated with a single dose of 2500 embryonated T. suis eggs orally and observed every two weeks for 12 weeks. The IBDQ and Simple Clinical Colitis Activity Index (“SCCAI”) were used to determine the efficacy of therapy. Using an IBDQ score > 170 to define remission, all three patients had achieved remission by week eight. Using an SCCAI < 4 to indicate remission, each of the UC patients achieved remission during the treatment and observation period, and one patient experienced a relapse. No significant clinical complications or adverse events occurred in any of the patients in this study.

As reported in the American Journal of Gastroenterology in 2005, Dr. Weinstock and his colleagues subsequently conducted a randomized, double-blind, placebo-controlled clinical trial to determine the safety and efficacy of TSO in 54 patients with active UC (defined by an Ulcerative Colitis Disease Activity Index (UCDAI) > 4) who were treated with placebo or 2500 TSO every two weeks for 12 weeks. After the first 12 weeks of treatment, placebo-treated patients were switched to TSO for a second 12-week interval and TSO patients were switched to placebo. The blind was maintained during the crossover phase. In order to calculate UCDAI and SCCAI scores, patients kept diaries detailing their clinical symptoms. The primary measure of efficacy was clinical improvement at 12 weeks, defined as a decrease in UCDAI > 4. Clinical remission, defined as UCDAI < 2, was a secondary endpoint. Of the 54 patients enrolled in the study, 24 received placebo and 30 received TSO during the first 12 weeks of the study. The proportion of patients achieving a favorable response was significantly higher with TSO compared with placebo in both the intention-to-treat (“ITT”) (43.3% vs. 16.7%, p = 0.04) and per protocol (PP) (44.8% vs. 17.4%, p = 0.04) populations. Only patients with active disease (UCDAI > 4) were included in the analysis of the crossover phase of the study. Among 31 patients (n=15 for placebo, n=16 for TSO) analyzed, the percentage of TSO -treated patients achieving response was higher than that for placebo-treated patients (56.3% vs. 13.3%, p = 0.02). When the two study periods were combined, TSO administration was associated with significantly higher responses in both the ITT and PP populations. No significant clinical complications or adverse events occurred in any of the treated patients in this study.

In a study reported in the Multiple Sclerosis Journal in 2011, Dr. John Fleming and his colleagues at the University of Wisconsin studied five subjects with newly diagnosed, treatment-naïve, relapsing–remitting multiple sclerosis (RRMS). They were given 2500 TSO orally every 2 weeks for 3 months in a baseline versus treatment controlled trial. They showed that the mean number of new gadolinium-enhancing magnetic resonance imaging (MRI) lesions (n-Gdþ) fell from 6.6 at baseline to 2.0 at the end of TSO administration, and two months after TSO was discontinued, the mean number of n-Gdþ rose to 5.8 new lesions. No significant adverse effects were observed. In preliminary immunological investigations, increases in the serum level of the cytokines IL-4 and IL-10 were noted in four of the five subjects. These first five patients represented the first part of a 2-part study (known as HINT-1 and HINT-2). Additional patients are currently being studied for up to 10 months. Results from this second cohort are expected in the second half of 2012.

Currently, OvaMed’s European sublicensee for gastroenterology indications is conducting a Phase 2b clinical trial of TSO in Crohn’s in a multi-center European clinical trial expected to enroll approximately 212 patients.

Our Clinical Trial Program

As the result of a recent pre-IND meeting held among representatives of our company, OvaMed and the FDA, we will commence our clinical program with this product with a single dose, dose escalation study in patients with Crohn’s disease. The study is expected to be completed by the end of 2011. Assuming acceptable tolerance from this study, we expect to begin a multicenter phase 2 study in the first quarter of 2012 in patients with Crohn’s disease. The FDA indicated that no additional pre-clinical studies are required to open the IND in the United States, which is expected to be submitted by the end of the third quarter of this year. We also plan to have discussions with FDA regarding the requirements to initiate a Phase 2 trial in MS patients.

Manufacturing

We have contracted with OvaMed to produce and supply us with all of our requirements of CNDO-201. OvaMed innoculates young pathogen-free pigs with T. suis from a master ova bank and harvests the ova which are incubated to maturity and are processed to remove any viruses and other pathogens. Ova then are processed and extensively tested to assure uniformity. They are then used to repopulate the master ova bank and are processed further into a final formulation of the drug product that is a clear, tasteless and odorless liquid. OvaMed manufacturing is conducted at one facility in Germany, which has received Good Manufacturing Practice, or GMP, certificate granted by the European Medicines Agency, or EMA. OvaMed’s manufacturing operations will be subject to an FDA inspection to assess compliance with FDA standards. See “Government Regulation and Product Approval.”

CNDO–109

CNDO-109 is a lysate (disrupted CTV-1 cells, cell membrane fragments, cell proteins and other cellular components) that activates donor NK cells. CTV-1 is a leukemic cell line recently re-classified as a T-cell acute lymphocytic leukemia (“ALL”). We acquired exclusive worldwide rights to develop and commercialize CNDO-109 activated NK cells for the treatment of cancer from UCLB.

Background

Standard therapy for patients with advanced cancer include chemotherapy therapies, or therapies that are toxic to the cells, that suppress the immune system and carry significant risks of life-threatening infections and other toxicities in the absence of hope for cure. Despite effective cancer therapies that induce clinical responses, including complete remissions, minimal residual disease (“MRD”), a term referring to disease that is undetectable by conventional morphologic methods, often remains and serves as a source of cancer recurrence. For years, scientists have studied ways to enhance the patient’s immune system to target cancer cells, maintain remission and possibly even eradicate all cancer cells in the body, including MRD. Researchers believe that a cure for cancer might be possible if immunotherapy is successfully applied to the treatment of cancer.

The most common immunotherapy studied to date involves the use of targeted humanized monoclonal antibodies such as rituximab (anti-CD20) or trastuzumab (anti-HER2/neu). These antibodies bind targets that are over-expressed on cancer cells and promote cell death by a number of immune mechanisms, including antibody dependent cell-mediated cytotoxicity (“ADCC”). In ADCC, the most common mechanism of tumor killing, the antibody tags the cancer cell and recruits the cells from the patient’s immune system to attack the tumor. Immune cells recruited by the antibody to kill the cancer include granulocytes, macrophages and NK cells.

Another common therapy that activates the innate immune system involves the administration of high dose Interleukin-2 (“IL-2”). Through binding to the IL-2 receptor, IL-2 activates NK cells to attack cancer cells. After high-dose IL-2 therapy, NK cells are activated to search out and kill cancer cells. Unfortunately, the use of IL-2 therapy is limited because of its severe side effects, which include severe life-threatening infusion reactions and induction of autoimmune disease.

The importance of NK cells in the host system’s defense against cancer was recognized by Professor Mark Lowdell at the Royal Free Hospital in London and others when they noted that patients who could mount an immune response to their acute myeloid leukemia (“AML”) became long-term survivors after chemotherapy. Researchers identified that a key to the successful immune response of the patient’s immune systems was the NK cell. Professor Lowdell determined that activated NK cells were the key to eliminating AML cells and that NK cells require two signals to kill a tumor cell – a priming signal followed by a trigger signal. NK cells that can be activated by certain cancer cells provide both signals resulting in killing the cancer cell. Cancer cells that cannot be killed only trigger one signal and therefore are considered resistant to NK cells. NK cells which have not been primed cannot respond to the trigger. The “priming signal” can be provided by either cytokines, such as high dose IL-2 or IL-15 or by CNDO-109. In contrast to IL-2 or IL-15, NK cells activated by CNDO-109 retain their activated state after cryopreservation and thawing. This allows commercialization of the process since the NK cells can be activated with CNDO-109 and prepared at a manufacturing facility under GMP conditions and shipped to the clinical center as a frozen patient-specific dose, ready for infusion. The results of the research conducted by Dr. Lowdell and his colleagues were published in the British Journal of Haematology in 2002 and The Journal of Immunology in 2007 and all inventions and related intellectual property that arose from such research are covered by our license agreement with UCLB.

Although AML is the prototype tumor lysed by CNDO-109 activated NK cells, CNDO-109 activated NK cells are expected to be active against most cancer types. Based on in vitro preclinical efficacy studies of CNDO-109 conducted by Professor Lowdell at the Royal Free Hospital in London using human specimens of breast cancer, prostate and ovarian cancer, we expect CNDO-109 to be active against tumors that have been successfully treated by high dose IL-2 therapy such as renal cell carcinoma and melanoma.

The treatment of patients with CNDO-109 activated NK cells involves several steps. The activated NK cells are infused into the patient after resting NK cells are incubated with CNDO-109 for at least eight hours. Preparation of CNDO-109 activated NK cells takes about 24 hours from start to finish. If the source of the NK cells being used is someone other than the patient, “an allogeneic donor”, the patient will need some form of immunosuppression to allow the CNDO-109 activated NK cells to persist long enough to eradicate MRD. Preliminary data on a small number of patients from the UK Phase 1 clinical trial demonstrated that CNDO-109 activated indicate NK cells can remain active for weeks. Due to the complex manufacturing requirements, we anticipate developing CNDO-109 activated NK cell therapy using a third party centralized GMP-compliant processing center.

Completed Clinical Trial

We are aware of a Phase 1 clinical trial of CNDO-109 activated haploidentical NK cells conducted at the Royal Free Hospital in London in patients with high risk (i.e. chemo-sensitive relapsed/refractory) AML who were not eligible for a stem cell transplant. Although the clinical trial was not randomized and included only seven patients, most of these high-risk patients had remission durations and overall survival that were much greater than expected based on their poor risk factors. The principal adverse event observed in this Phase 1 clinical trial was prolonged aplasia with reduction of the red cell, white cell, and platelet counts, which were managed successfully with hospitalization, transfusions, prophylactic antibiotics, and administration of cytokines for hematopoietic stimulation.

Our Clinical Program

We plan to submit an IND for the CNDO-109 activated NK cell product in the U.S. in early 2012 using data from UCL’s Phase 1 clinical trial in the United Kingdom. We plan to initiate a Phase 1/2 clinical trial in the United States using CNDO-109 to activate NK cells to treat MRD in AML patients with relapsed/refractory disease. We are also planning selected pilot Phase 1 clinical trials in other tumor types, including multiple myeloma, renal cell carcinoma and ovarian cancer, with both allogeneic and autologous cells.

Manufacturing

The manufacturing process for CNDO-109 activated NK cells is currently under development. We have produced a master cell bank (“MCB”) and a working cell bank (“WCB”) of CTV-1 cells in collaboration with BioReliance in Maryland. Manufacture and testing of CNDO-109 activated NK cells for our planned Phase 1/2 clinical trial will be conducted at ProgenitorTM Cell Therapy, LLC (“PCT”), with facilities in Allendale, NJ and Mountain View, CA. We have entered into master service agreements with both companies as well as a supply agreement with PCT. The master service agreements provide the general framework for the relationships, with specific terms to be established in connection with particular projects. Indirectly, we also rely on Miltenyi Biotec to provide the equipment and reagents necessary for the identification and selection of NK cells.

Strategic Alliances and Commercial Agreements

Sublicense Agreement with OvaMed GmbH

In January 2011, in connection with our acquisition of the assets of Asphelia relating to CNDO-201, Asphelia assigned the Exclusive Sublicense Agreement, dated December 2005, between Asphelia and OvaMed (as amended, the “OvaMed License”) and Manufacturing and Supply Agreement dated March 2006, between Asphelia and OvaMed (as amended, the “OvaMed Supply Agreement”) to us and we assumed Asphelia’s obligations under these agreements. Under the OvaMed License, we received an exclusive sublicense, with a right to grant additional sublicenses to third parties, under Ovamed’s patent rights and know-how to make, use and sell products encompassing CNDO-201 in North America, South America and Japan. OvaMed’s patent rights arise, in turn, from an exclusive license granted in 2005 by the University of Iowa Research Foundation (“UIRF”) to OvaMed covering inventions and related intellectual property rights that arose as a result of research relating to CNDO-201 performed by Dr. Weinstock and his colleagues while employed by the University of Iowa.

Under the OvaMed License, we are required to make milestone payments to OvaMed totaling up to approximately $5.45 million, primarily upon the achievement of various regulatory milestones for the first product that incorporates CNDO-201, and additional milestone payments upon the achievement of regulatory milestones relating to subsequent indications. In the event that CNDO-201 is commercialized, we are obligated to pay to OvaMed royalties equal to 4% of net sales. Additionally, we are obligated to pay to OvaMed a percentage of certain consideration we receive from sublicensees (ranging from 20% to 10% of such consideration depending on the stage of clinical development at the time of the sublicense), as well as an annual license maintenance fee and reimbursement of patent costs. We are responsible for all clinical development and regulatory activities and costs relating to licensed products in the territory covered by the OvaMed License. The OvaMed License terminates upon the expiration of the last licensed patent right, provided that either party may also terminate the agreement under certain customary conditions of breach and we have the right to terminate the OvaMed License with 30 days prior notice.

Under the OvaMed Supply Agreement, OvaMed agreed to manufacture and supply us with and we are required to purchase from OvaMed our clinical and commercial requirements of CNDO-201 at pre-determined prices. The OvaMed Supply Agreement expires in March 2013 and is subject to early termination by either party under certain customary conditions of breach. The OvaMed Supply Agreement will automatically renew for successive one-year periods, unless we give 12 months’ prior notice of our election not to renew, and subject to our right to terminate the agreement in the event of specified failures to supply or regulatory or safety failures.

In January 2011, as part of the purchase price for the Asphelia assets, we paid OvaMed an aggregate of approximately $3.4 million in satisfaction of Asphelia’s agreement to pay OvaMed for certain development costs and for patent reimbursement costs. We agreed that, subject to certain conditions, the IND would initially be submitted by OvaMed and subsequently transferred to us, and that we would commence an FDA-approved clinical trial within 12 months after the IND is accepted by the FDA.

License Agreement with UCL Business PLC

In November 2007, we entered into a license agreement with UCLB under which we received an exclusive, worldwide license to develop and commercialize CNDO-109 for the treatment of cancer-related and other conditions. Under a September 2009 amendment, we also received a non-exclusive license, without the right to sublicense, to certain clinical data solely for use in the IND for CNDO-109.

In consideration for the license, we may be required to make future milestone payments totaling up to approximately $22 million upon the achievement of various milestones related to regulatory events for the first three indications for which CNDO-109 is developed. In the event that CNDO-109 is commercialized, we will be obligated to pay to UCLB royalties ranging from 3% to 5% of net sales of the product or, if commercialized by a sublicensee, a percentage of certain consideration we receive from such sublicensee (ranging from 30% to 20% of such consideration depending on the stage of clinical development at the time of the sublicense). Under the terms of the agreement, we must use diligent and reasonable efforts to develop and commercialize CNDO-109 worldwide and may grant sublicenses to third parties without the prior approval of UCLB.

The agreement terminates upon the expiration of the last licensed patent right, unless the agreement is earlier terminated. Either party may terminate the agreement in the event of material breach by the other party, subject to prior notice and the opportunity to cure, or in the event the other party enters into bankruptcy or is dissolved for any reasons other than in connection with a merger or acquisition. UCLB may terminate the license agreement if we, or our affiliates, commence or assist in legal proceedings to challenge the validity or ownership of the patents licensed to us under the agreement, or if we market or sell a competing product without UCLB’s prior written consent. In addition, we may terminate the agreement by providing written notice to UCLB at least 30 days’ prior to any contemplated termination.

We have entered into consulting agreements with Dr. Mark Lowdell and UCL Consultants Limited (a wholly-owned subsidiary of UCLB) that provide for Dr. Lowdell to provide various services to us relating to our CNDO-109 program.

Services Agreement with Progenitor Cell Therapy

In April 2010, we entered into a master contract services agreement (the “PCT agreement”), with Progenitor Cell Therapy, LLC (“PCT”) pursuant to which PCT may, from time to time, provide consulting, preclinical, laboratory and/or clinical research-related services, product/process development services, manufacturing services and other services to us in connection with the CNDO-109 development program. PCT is currently performing services related to the development of manufacturing processes for CNDO-109 under the PCT agreement. We pay for services under the PCT agreement pursuant to statements of work entered into from time to time. Any product resulting from the services performed or product improvement, inventions or discoveries, including new uses for product resulting from the services performed and related patent rights which arise as a result of the services performed by PCT under the PCT agreement are owned solely and exclusively by and assigned to us.

The PCT agreement will expire on the completion of all services provided in the statement(s) of work executed by the parties. We may terminate the PCT agreement with 45 days’ notice to PCT if PCT is in default of its material obligations under the PCT agreement or any statement of work and such default is not cured within such 45 day period and may terminate the PCT agreement without cause upon 60 days’ written notice to PCT. PCT may terminate the PCT agreement with 30 days’ notice to us if we are in default of our material obligations under the PCT agreement or any statement of work and such default is not cured within such 30 day period.

The PCT agreement and any statement of work thereunder may not be assigned in whole or in part by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except we may assign the PCT agreement and statements of work without PCT’s consent in the event of a merger, acquisition, or transfer of all of our assets related to the PCT agreement to a third party that is not an affiliate of ours, provided further that such assignee, in the reasonable opinion of PCT has financial resources and financial strength comparable to ours.

Intellectual Property

General

Our goal is to obtain, maintain and enforce patent protection for our product candidates, formulations, processes, methods and any other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents.

We also depend upon the skills, knowledge, experience and know-how of our management and research and development personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

CNDO–201

Under the OvaMed License, we have exclusive rights to U.S. Patent Nos. 6,764,838, 7,250,173 and 7,833,537, owned by the University of Iowa (“UI”) and licensed by UI to OvaMed. These patents claim methods of producing a pharmaceutical preparation comprising an helminthic parasite preparation, pharmaceutical compositions suitable for oral administration comprising an isolated and purified T.suis helminthic parasite preparation, and methods of treating inflammatory bowel disease, including Crohn’s and UC, in an individual by the administration of a T. suis helminthic parasite preparation, respectively. These patents are scheduled to expire in December 2018, except for the ‘537 patent, which is set to expire about nine months later. By operation of the patent term restoration provisions of the patent laws, we may choose to restore the term of one of these patents or any others that may be granted prior to marketing approval of CNDO-201 to recover at least a portion of the delays associated with obtaining regulatory approval. We also have exclusive rights through the OvaMed license under a second patent family owned by UIRF, which is directed to methods of altering regulatory T cell activity. Any patents that mature from this second patent family would not expire until at least November 2023.

Our success for preserving market exclusivity for our product candidates relies on our ability to obtain and maintain a regulatory period of data exclusivity over an approved biologic, currently 12 years from the date of marketing approval, and to preserve effective patent coverage. Once any regulatory period of data exclusivity expires, depending on the status of our patent coverage, we may not be able to prevent others from marketing and selling biosimilar versions of our product candidates. We are also dependent upon the diligence of third parties, which control the prosecution of pending domestic and foreign patent applications and maintain granted domestic and foreign patents.

In addition to any regulatory exclusivity we may be able to obtain, we also seek to protect additional intellectual property rights such as trade secrets and know-how, including commercial manufacturing processes and proprietary business practices.

CNDO–109

We have exclusive rights to International Patent Application No. PCT/GB2006/000960 and all pending U.S. and foreign counterpart applications including pending U.S. Patent Application Serial No. 11/856,466 and the corresponding national phase applications filed in Australia, Canada, Europe, India and Japan, directed to the method of stimulating natural killer cells using CNDO-109 for the treatment of cancer and other conditions. This patent family has been in-licensed on an exclusive basis from UCLB. The CNDO-109 patents that may issue from this patent family would expire in March 2026 in the absence of any patent term extension.

Additionally, a second International Patent Application (No. PCT/GB2010/051135) has recently been filed with the European Patent Office directed to various aspects of our anticipated CNDO-109 clinical product and its methods of manufacture. This application has an international filing date of July 9, 2010 and, accordingly, any patents eventually issuing therefrom will expire in 2030 absent any further patent term extension. A subsequent provisional patent application was filed with the United States Patent and Trademark Office directed to treatment of viral infections using CNDO-109. This application was filed in March 2011 and will be converted into an international PCT application in March 2012, such that any patents issuing therefrom will expire in 2032 absent any further patent term extension. Each of these applications were filed at our direction on behalf of UCLB and are included in the license agreement with UCLB.

Competition

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also may compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect CNDO-201, if approved for the treatment of Crohn’s, to compete directly with Centocor Ortho Biotech Inc.’s Remicade (infliximab), UCB S.A.’s Cimzia (certolizumab pegol) and Abbott Laboratories’ Humira (adalimumab), each of which is currently approved for the treatment of various diseases, including IBD, UC and Crohn’s, and several other products. CNDO-201, if developed and approved for the treatment of MS, would compete with Biogen Idec’s Avonex (interferon beta-1a), Bayer Healthcare Pharmaceuticals’ Betaseron (interferon beta-1b) and Teva Pharmaceuticals Industries, Ltd.’s Copaxone (Glatiramer Acetate) and several other products. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace.

Each cancer indication for which we are developing products has a number of established therapies with which our candidates will compete. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing new cancer development programs, including both therapies with traditional, as well as novel, mechanisms of action. Some of the anticipated competitor treatments for AML include Genzyme

Corporation’s Clolar (clofarabine), currently approved as a treatment for ALL, Eisai Corporation’s Dacogen (decitabine), currently approved as a treatment for MDS, Celgene Corporation’s Vidaza (azacitidine), currently approved as a treatment for MDS, and Vion Pharmaceuticals, Inc.’s Onrigin (laromustine) currently being developed as a treatment for AML, any or all of which could change the treatment paradigm of acute leukemia. Each of these compounds is further along in clinical development than is the CDNO-109 activated NK cell product.

Manufacturing

We do not own or operate manufacturing facilities for the production of CNDO-201 or CNDO-109 nor do we plan to develop our own manufacturing operations in the foreseeable future. We currently depend on third party contract manufacturers for all of our required raw materials, API and finished products for our preclinical and clinical trials. Pursuant to the OvaMed Supply Agreement, we are required to purchase from OvaMed and OvaMed has agreed to manufacture and supply us with clinical and commercial requirements of CNDO-201 at pre-determined prices. We do not have a contractual arrangement for the manufacture of commercial supplies of CNDO-109.

Manufacturers of our products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s current good manufacturing practice standards (“cGMP”) regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Pharmaceutical product manufacturers and other entities involved in the manufacture and distribution of approved pharmaceutical products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA/BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing.

United States Pharmaceutical Product Development Process

In the United States, the FDA regulates pharmaceutical (drug and biologic) products under the Federal Food, Drug and Cosmetic Act, and implementing regulations. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a pharmaceutical product may be marketed in the United States generally includes the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin in the United States;

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Performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices (“GCPs”), to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•	Submission to the FDA of an NDA or BLA for a new pharmaceutical product;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA’s cGMP, to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA/BLA; and

•	FDA review and approval of the NDA/BLA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Products for somatic cell therapy are derived from a variety of biologic sources, including directly harvested autologous, allogeneic, or cultured cell lines. Product safety requires that these sources be well characterized, uniform, and not contaminated with hazardous adventitious agents. Also, cells directly from humans pose additional product safety issues. Because of the complex nature of these products a controlled, reproducible manufacturing process and facility, are required and relied on to produce a uniform product. The degree of reliance on a controlled process varies depending on the nature of the product. Because complete chemical characterization of a biologic product is not feasible for quality control, the testing of the biologic potency receives particular attention and is costly.

Before testing any compounds with potential therapeutic value in humans, the pharmaceutical product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the pharmaceutical product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trial.

Clinical trials involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by the sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA if conducted under a US IND. Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board (“IRB”) or ethics committee if conducted outside of the US, at or servicing each institution at which the clinical trial will be conducted. An IRB or ethics committee is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB or ethics committee also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. We intend to use third party CROs to administer and conduct our planned clinical trials and will rely upon such CROs, as well as medical institutions, clinical investigators and consultants, to conduct our trials in accordance with our clinical protocols and to play a significant role in the subsequent collection and analysis of data from these trials. The failure by any of such third parties to meet expected timelines, adhere to our protocols or meet regulatory standards could adversely impact the subject product development program.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The pharmaceutical product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer treatments, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The pharmaceutical product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA/BLA or foreign authorities for approval of marketing applications.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be requested by the FDA as a condition of approval.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or, if used, its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s or ethics committee’s requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling and other relevant information are submitted to the FDA as part of an NDA/BLA requesting approval to market the product.

The NDA/BLA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA/BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA/BLA does not satisfy the criteria for approval. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Post-Approval Requirements

Any pharmaceutical products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers and other organizations. Third-party payors are increasingly examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy, and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third party reimbursement may not be available for our products to enable us realize an appropriate return on our investment in research and product development

International Regulation

In addition to regulations in the United States, there are a variety of foreign regulations governing clinical trials and commercial sales and distribution of any product candidates. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval.

Employees

As of August 22, 2011, we had 11 full-time employees.

1A. Risk Factors.

Risks Related to Our Business and Industry

Our product candidates are at an early stage of development and may not be successfully developed or commercialized.

Our two product candidates are in the early stage of development and will require substantial further capital expenditures, development, testing, and regulatory clearances prior to commercialization. Of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. Accordingly, even if we are able to obtain the requisite financing to fund our development programs, we cannot assure you that our product candidates will be successfully developed or commercialized. If we are unable to develop, or receive regulatory approval for or successfully commercialize any of our product candidates, we will not be able to generate product revenues.

Because we in-licensed our product candidates from third parties, any dispute with or non-performance by us or by our licensors may adversely affect our ability to develop and commercialize the applicable product candidates.

All of our product candidates were in-licensed from third parties. Under the terms of our license agreements, the licensors generally have the right to terminate such agreement in the event of a material breach by us. Our licenses require us to make annual and milestone payments prior to commercialization of any product and our ability to make these payments depends on our ability to generate cash in the future. These agreements generally require us to use diligent and reasonable efforts to develop and commercialize the product candidate. In the case of CNDO-201, the company from which we sublicense CNDO-201, OvaMed, licenses CNDO-201 from a third party, UIRF, in exchange for annual and milestone payments, patent cost reimbursement, royalties based on sales and diligence obligations. Our rights to CNDO-201 are, therefore, also subject to OvaMed’s performance of its obligations to UIRF, certain of which are outside of our control. For example, upon our acquisition of this license from Asphelia, we paid certain overdue patent cost reimbursement obligations to UIRF.

If there is any conflict, dispute, disagreement or issue of non-performance between us and our licensing partner regarding our rights or obligations under the license agreement, including any conflict, dispute or disagreement arising from our failure to satisfy payment obligations under such agreement, our ability to develop and commercialize the affected product candidate may be adversely affected. Similarly, any such dispute or issue of non-performance between our licensor of CNDO-201, OvaMed, and UIRF could adversely affect our ability to develop and commercialize CNDO-201. Any loss of our rights under our license agreements could delay or completely terminate our product development efforts for the affected product candidate.

Because the results of preclinical studies and early clinical trials are not necessarily predictive of future results, any product candidate we advance into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Pharmaceutical development has inherent risk. We will be required to demonstrate through well-controlled clinical trials that our product candidates are effective with a favorable benefit-risk profile for use in their target indications before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that later clinical trials will be successful as product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in the submission of an NDA or BLA to the FDA and even fewer are approved for commercialization.

Any product candidates we may advance into clinical development are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the

United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or and other regulatory agency can delay, limit or deny approval of a product candidate for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;

•	the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the FDA may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or

•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, recent events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Any product candidate we advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent their regulatory approval or commercialization or limit their commercial potential.

Unacceptable adverse events caused by any of our product candidates that we advance into clinical trials could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. This, in turn, could prevent us from commercializing the affected product candidate and generating revenues from its sale.

We have not yet completed testing of any of our product candidates for the treatment of the indications for which we intend to seek product approval in humans, and we currently do not know the extent of adverse events, if any, that will be observed in patients who receive any of our product candidates. If any of our product candidates cause unacceptable adverse events in clinical trials, we may not be able to obtain regulatory approval or commercialize such product.

We may experience delays in the commencement of our clinical trials or in the receipt of data from third parties, which could result in increased costs and delay our ability to pursue regulatory approval.

Delays in the commencement of clinical trials and delays in the receipt of data from preclinical or clinical trials conducted or managed by third parties, such as CROs, could significantly impact our product development costs and the time required to commercialize our products. Before we can initiate clinical trials in the United States for our product candidates, we need to submit the results of preclinical testing to the FDA as part of an IND, along with other information including information about product chemistry, manufacturing and controls and our proposed clinical trial protocol.

We currently plan to rely on preclinical, clinical and quality data from third parties, including, as applicable, OvaMed, UCLB, BioReliance and PCT, as well as any third party contractors on which the foregoing entities may rely, for the IND submissions for both CNDO-201 and CNDO-109. If we are unable to use such data for any reason, including as a result of a contract dispute with any such third party, the insolvency of or cessation of business by any such third party or other reasons outside of our control, it will delay our plans for IND filings, and clinical trial plans. If those third parties do not make this data available to us, we will likely, on our own, have to develop all the necessary preclinical and clinical data which will lead to additional delays and increase the costs of our development of the product candidates. In addition, the FDA may require us to conduct additional preclinical testing for any product candidate before it allows us to initiate the clinical testing under any IND, which may lead to additional delays and increase the costs of our preclinical development. Even assuming an active IND for a product candidate, clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory clearance to commence a clinical trial;

•	identifying, recruiting and training suitable clinical investigators;

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reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites;

•	obtaining sufficient quantities of a product candidate for use in clinical trials;

•	obtaining IRB or ethics committee approval to conduct a clinical trial at a prospective site;

•	identifying, recruiting and enrolling patients to participate in a clinical trial; and

•	retaining patients who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process or personal issues.

Any delays in the commencement of our clinical trials will delay our ability to pursue regulatory approval for our product candidates. In addition, many of the factors that cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Delays in the completion of clinical testing could result in increased costs to us and delay our ability to generate product revenues.

Once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Clinical trials may also be delayed as a result of ambiguous or negative interim results. Further, a clinical trial may be suspended or terminated by us, an IRB, an ethics committee or a Data Monitoring Committee overseeing the clinical trial, any of our clinical trial sites with respect to that site or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues or any determination that the clinical trial presents unacceptable health risks; and

•	lack of adequate funding to continue the clinical trial.

Changes in regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing and the likelihood of a successful completion of a clinical trial. If we experience delays in the completion of, or if we must terminate, any clinical trial of any product candidate, our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, many of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

We intend to rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We intend to use CROs to conduct our planned clinical trials and will rely upon such CROs, as well as medical institutions, clinical investigators and consultants, to conduct our trials in accordance with our clinical protocols. Our future CROs, investigators and other third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials.

There is no guarantee that any CROs, investigators and other third parties upon which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, fail to adhere to our clinical protocols or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

We rely completely on OvaMed and other third parties to manufacture our preclinical and clinical pharmaceutical supplies and expect to continue to rely on OvaMed and other third parties to produce commercial supplies of any approved product candidate, and our dependence on third party suppliers could adversely impact our business.

We are completely dependent on third party manufacturers for product supply. In particular, we rely and expect to continue to rely exclusively on OvaMed to supply us with our requirements of CNDO-201. OvaMed is the sole supplier of this product, which it is currently producing at only one facility in Germany, where it also is producing product for clinical trials by third parties, including its European sublicensee for gastroenterology indications. If OvaMed becomes unable or unwilling to deliver sufficient quantities of CNDO-201 to us on a timely basis and in accordance with applicable specifications and other regulatory requirements, there would be a significant interruption of our CNDO-201 supply, which would materially adversely affect clinical development and commercialization of the product. Similarly, we rely on BioReliance and PCT for our CNDO-109 requirements and our CNDO-109 clinical program would be adversely affected by a significant interruption in the supply of this product. Furthermore, if OvaMed, BioReliance and/or PCT or any other contract manufacturers cannot successfully manufacture material that conforms to our specifications and with FDA regulatory requirements, we will not be able to secure and/or maintain FDA approval for our product candidates.

We will also rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. There are a small number of suppliers for certain capital equipment and raw materials that are used to manufacture our product candidates. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates.

We do not expect to have the resources or capacity to commercially manufacture any of our proposed products, if approved, and will likely continue to be dependent upon third party manufacturers. Our dependence on third parties to manufacture and supply us with clinical trial materials and any approved products may adversely affect our ability to develop and commercialize our products on a timely basis.

If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third parties to market and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue.

We do not currently have the infrastructure for the sales, marketing and distribution of any of our product candidates, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a development partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. If we, or our development partners, are unable to establish sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third-parties on acceptable terms, if at all.

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from their sales will be limited.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of hospitals and clinics and patients of the product as a safe and effective treatment;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third parties and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse events;

•	the effectiveness of our sales and marketing efforts; and

•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and may not become or remain profitable.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. While we intend to obtain clinical liability insurance prior to the commencement of any clinical trials, our coverage may not be sufficient to cover claims that may be made against us. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability or the ability of our collaborators to commercialize any of our product candidates that may receive the requisite regulatory approval may depend, in part, on the extent to which government health administration authorities, private health insurers and other organizations will reimburse consumers for the cost of these products. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third party reimbursement may not be available for our product candidates to enable us or our collaborators to maintain price levels sufficient to realize an appropriate return on their and our investments in research and product development.

If we fail to attract and retain key management and clinical development personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. As a company with a limited number of personnel, we are highly dependent on the development, regulatory, commercial and financial expertise of the members of our senior management, in particular Glenn L. Cooper, M.D. our executive chairman, and Bobby W. Sandage, Jr., Ph.D, our president and chief executive officer. The loss of such individuals or the services of any of our other senior management could delay or prevent the further development and potential commercialization of our product candidates and, if we are not successful in finding suitable replacements, could harm our business. Our success also depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and we may not be able to do so in the future due to the intense competition for qualified personnel among biotechnology and pharmaceutical companies, as well as universities and research organizations. If we are not able to attract and retain the necessary personnel, we may experience significant impediments to our ability to implement our business strategy.

We use biological materials and may use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We may use hazardous materials, including chemicals and biological agents and compounds, that could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Our success depends upon our ability to protect our intellectual property and our proprietary technologies, and the intellectual property protection for our product candidates depends significantly on third parties.

Our success will depend, in large part, on obtaining and maintaining patent protection and trade secret protection for our product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. UIRF and OvaMed are responsible for prosecuting and maintaining patent protection relating to CNDO-201 and UCLB is responsible for prosecuting and maintaining patent protection for CNDO-109, in each case at our expense. If UIRF, OvaMed and/or UCLB fail to appropriately prosecute and maintain patent protection for these product candidates, our ability to develop and commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage;

•

our competitors, many of which have substantially greater resources than it and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products;

•

there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop, and market competing products.

In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

If we or our partners are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our success also depends upon our ability and the ability of any of our future collaborators to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products, some of which may be directed at claims that overlap with the subject matter of our intellectual property. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or any of our licensors, suppliers or collaborators infringe the third party’s intellectual property rights, we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate or redesign our products or processes to avoid infringement;

•

pay substantial damages, including treble damages and attorneys’ fees in an exceptional case, which we may have to pay if a court decides that the product or proprietary technology at issue infringes on or violates the third party’s rights;

•	pay substantial royalties, fees and/or grant cross licenses to our technology; and/or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, found to be unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biotechnology and pharmaceutical industry, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants were previously employed at, or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may become subject to claims that we or these consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to our Finances, Capital Requirements and Other Financial Matters

We are a development stage company with a history of operating losses that are expected to continue and we are unable to predict the extent of future losses, whether we will generate significant revenues or whether we will achieve or sustain profitability.

We are a company in the development stage and our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations. We have generated operating losses in all periods since our inception in June 2006, including losses of approximately $3.8 million, $3.7 million and $10.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. At June 30, 2011, we had an accumulated deficit of approximately $46.5 million. We expect to make substantial expenditures and incur increasing operating costs in the future and our accumulated deficit will increase significantly as we expand development and clinical trial efforts for our product candidates. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity. Because of the risks and uncertainties associated with product development, we are unable to predict the extent of any future losses, whether we will ever generate significant revenues or if we will ever achieve or sustain profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. During the years ended December 31, 2008, 2009 and 2010, we incurred research and development expenses of approximately $2.9 million, $2.3 million and $8.3 million, respectively. We expect to continue to spend substantial amounts on product development, including conducting clinical trials for our product candidates, manufacturing clinical supplies and potentially expanding our development programs. We believe that our cash on hand will sustain our operations through 2012 and that we will require substantial additional funds to support our continued research and development activities, as well as the anticipated costs of preclinical studies and clinical trials, regulatory approvals and potential commercialization, past 2012. We have based this estimate, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect.

Until such time, if ever, as we can generate a sufficient amount of product revenue and achieve profitability, we expect to finance future cash needs through equity or debt financings or corporate collaboration and licensing arrangements. We currently have no commitments or agreements relating to any of these types of transactions and we cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, significantly curtail or eliminate one or more of our product development programs.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to our existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing may involve covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules (collectively, “SOX”), commencing the year following our first annual report required to be filed with the SEC, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

As a private company with limited resources, historically we have not had sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary for, or adequate documented accounting policies and procedures to support effective internal controls. These material weaknesses have contributed to audit adjustments for the years ended December 31, 2010, 2009 and 2008. While we have commenced the process of documenting, reviewing and improving our internal controls over financial reporting for compliance with Section 404 of SOX and have made efforts to improve our internal controls and accounting policies and procedures, including hiring new accounting personnel and engaging external temporary resources, we may continue to identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Risks Associated with our Capital Stock

One of our directors and principal stockholders can individually control our direction and policies, and his interests may be adverse to the interests of our other stockholders.

At June 30, 2011, Lindsay A. Rosenwald, M.D., a member of our board of directors, beneficially owned approximately 18.3% of our issued and outstanding capital stock, and certain trusts established for the benefit of Dr. Rosenwald and his family members additionally beneficially owned an aggregate of approximately 7.8% of our issued and outstanding capital stock. By virtue of his holdings and his membership on our board of directors, Dr. Rosenwald may influence the election of the members of our board of directors, our management and our affairs and may make it difficult for us to consummate corporate transactions such as mergers, consolidations or the sale of all or substantially all of our assets that may be favorable from our standpoint or that of our other stockholders.

No public market exists for our securities and we cannot assure you that our common stock will be listed on any securities exchange or quoted on any over-the-counter quotation system or that an active trading market will ever develop for any of our securities.

There is no public market for our capital stock. Following the effectiveness of this Form 10, we intend to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), the common stock issuable upon conversion of our preferred stock and will seek to list our common stock on the NYSE Amex or the NASDAQ Stock Market. We cannot assure you that we will be able to meet the initial listing standards of any of such markets or any other stock exchange, or predict the timing of such listing or that, if listed, we will be able to maintain such a listing. If our common stock is listed on an over-the-counter system, an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

Because we are becoming a reporting company under the Exchange Act by means of filing this Form 10, we may not be able to attract the attention of research analysts at major brokerage firms.

Because we do not intend to become a reporting company by conducting an underwritten initial public offering (“IPO”) of our common stock, we do not expect security analysts of major brokerage firms to provide coverage of our company in the near future. In addition, major investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we were to become a public reporting company by means of an IPO. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our common stock.

Our common stock may become subject to the SEC’s penny stock rules, so broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock may be less than $5.00 per share for some period of time and therefore would be a “penny stock” according to SEC rules, unless we are listed on a national securities exchange. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s prior written agreement to the transaction;

•

provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•

obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If required to comply with these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.

The market price of our common stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Even if an active trading market develops for our common stock, our stock price may experience substantial volatility as a result of a number of factors, including:

•	sales or potential sales of substantial amounts of our common stock;

•	delay or failure in initiating or completing pre-clinical or clinical trials or unsatisfactory results of these trials;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results; and

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Many of these factors are beyond our control. The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common stock, regardless of our actual operating performance

Following the effectiveness of this Form 10, we intend to file a registration statement on Form S-1 to register for resale the shares underlying our preferred stock. The availability of a substantial number of shares for resale may adversely impact any trading market that may develop for our common stock.

We intend to file a registration statement on Form S-1 under the Securities Act shortly following the effectiveness of this Form 10 to permit the resale of the shares of common stock underlying our outstanding preferred stock. Following the effective date of such registration statement, a large number of shares of common stock will become available for sale in the public market. In addition, there are approximately 7.0 million shares of common stock outstanding, as well as a substantial number of shares of our common stock underlying outstanding options and warrants. The availability of a substantial number of shares for resale under the registration statement or pursuant to Rule 144 promulgated under the Securities Act may adversely impact any trading market that may develop for our common stock.

We have never paid and do not intend to pay cash dividends.

We have never paid cash dividends on any of our capital stock and we currently intend to retain future earnings, if any, to fund the development and growth of our business.

Delaware law and our charter may inhibit a takeover that stockholders consider favorable and could also limit the market price of our common stock.

We are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. In addition, our certificate of incorporation authorizes the issuance of preferred stock having such rights and preferences as our board of directors may determine without any further action by our stockholders. These provisions of Delaware law and our certificate of incorporation may prevent or frustrate any attempt by our stockholders to change our management or the direction in which we are heading and could reduce the price that investors might be willing to pay for shares of our common stock in the future.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

Statements in the following discussion and throughout this report that are not historical in nature are “forward-looking statements”. You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this report because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under Item 1A “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes. Please see “Forward Looking Statements” at the beginning of this Form 10.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information appearing elsewhere in this Form 10.

Overview

We are a biopharmaceutical company focused on the development of novel immunotherapy agents for inflammatory diseases and cancer. Our two principal pharmaceutical product candidates in clinical development are:

•	CNDO-201, a biologic comprising TSO for the treatment of autoimmune diseases such as Crohn’s and MS that we sublicense from OvaMed ; and

•	CNDO-109, a compound that activates NK cells of the immune system to seek and destroy cancer cells, for the treatment of acute myeloid leukemia.

We acquired the CNDO-201 sublicense in January 2011 from Asphelia for an aggregate purchase price of $20.7 million, consisting of 2,525,677 shares of our Series B Convertible Preferred Stock (“Series B shares”) valued at $6.38 per share, the assumption of promissory notes due to Paramount Credit Partners, LLC (“PCP”) in the amount of $750,000 and the assumption of Asphelia’s obligation to reimburse OvaMed for certain development costs and paid cash of $3.8 million, including $3.4 million to OvaMed and $0.4 million for repayment of Asphelia’s debt, including $61,000 to a related party. Under the terms of the sublicense agreement, we are required to make annual license payments to OvaMed of $250,000, reimburse patent expenses, make potential future payments totaling up to $5.45 million upon the achievement of various milestones related to regulatory events for the first product, and make additional milestone payments upon the achievement of regulatory events relating to subsequent indications. In the event that CNDO-201 is commercialized, we will be obligated to pay annual royalties based upon net sales of the product as well as a portion of certain sublicense revenues. We are also required to purchase our clinical and commercial requirements of CNDO-201 from OvaMed at pre-determined prices.

We acquired an exclusive worldwide license to CNDO-109 in November 2007 from UCLB. In consideration for the license, we paid UCLB initial license fees totaling $100,000 and are required to make future milestone payments totaling up to $22 million upon the achievement of various milestones related to regulatory events for the first three indications. If CNDO-109 is commercialized, we will be obligated to pay to UCLB annual royalties based upon net sales of the product or a portion of sublicensing revenues.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this Form 10. We believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Research and Development (R&D) Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued R&D expenses. This process involves reviewing open contracts and purchase orders, reviewing the terms of our license agreements, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued R&D expenses include fees to:

•	contract research organizations and other service providers in connection with clinical studies;

•	investigative sites in connection with clinical studies;

•	contract manufacturers in connection with the production of clinical trial materials; and

•	vendors in connection with the preclinical development activities.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period.

Expenses related to annual license fees are accrued on a pro rata basis throughout the year. Milestone payments are recognized and accrued upon achievement of each milestone event.

Stock-Based Compensation

We expense stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards and considering estimated forfeiture rates. For stock-based compensation awards to non-employees, we re-measure the fair value of the non-employee awards at each reporting period prior to vesting and finally at the vesting date of the award. Changes in the estimated fair value of these non-employee awards are recognized as compensation expense in the period of change.

Determining the appropriate fair value of stock-based awards requires the use of subjective assumptions. In the absence of a public trading market for our common stock, we conducted periodic assessments of the valuation of our common stock. These valuations were performed concurrently with the achievement of significant milestones or with major financing. We use a Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair Value of our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•

Expected Term. Due to the limited exercise history of the Company’s own stock options, the Company determined the expected term based on the stratification of employee groups and the expected effect of events that have indications on future exercise activity.

•

Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the biopharmaceutical industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

For the years ended December 31, 2008, 2009, and 2010, stock-based compensation expense was $25,000, $39,000 and $2.3 million, respectively. For the six month periods ended June 30, 2010 and 2011, stock-based compensation expense was $2.0 million and $0.4 million, respectively. As of December 31, 2010, we had approximately $1.8 million of total unrecognized compensation expense, net of related forfeiture estimates which we expect to recognize over a weighted-average period of approximately 2.4 years.

If any of the assumptions used in a Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Common Stock Valuations

The fair value of the common stock underlying our stock options, common stock warrants and restricted stock was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant.

However, certain options granted on October 5, 2010 were granted with an exercise price that was below the fair value of our common stock as determined by an independent valuation as of that date. All other options previously granted or to be granted in the future were or are expected to be granted at the grant date fair value. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option, restricted stock and warrant grant, including the following factors:

•	arm’s length private transactions involving our preferred stock, including the sale of our Series A Convertible Preferred Stock (“Series A shares”) at $8.39 per share in 2010;

•	independent valuations performed by knowledgeable experts in the field;

•	our operating and financial performance;

•	market conditions;

•	developmental milestones achieved;

•	business risks; and

•	management and board experience

In valuing our common stock, we have used a variety of methodologies that have evolved as the life cycle of our company has progressed. For the underlying valuations of our common stock in periods prior to December 31, 2009, given the early stage of our company and its development programs, we used a cost approach to estimate the fair value of our commons stock. The cost approach is based on the premise that an investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation analysis. Under this methodology, a valuation analysis is performed for the company’s identified fixed, financial, intangible and other assets. The derived aggregate fair value of the assets is then netted against the estimated fair value of all existing and potential liabilities, resulting in an indication of the fair value of total equity. This approach was considered an appropriate indication of value as the programs were still in early stages of the development cycle.

As our business and programs evolved, beginning in 2010, we migrated away from the cost approach to a market approach to incorporate the indication of value established through our development efforts and reflected in our Series A Preferred Stock issuances during 2010. Under this approach, the business enterprise value was established based on the contemporaneous equity offerings. Pursuant to the AICPA Guidelines, an option pricing method was used to value the shares using a contingent claims analysis, which applies a series of call options whose inputs reflect the liquidation preferences and conversion behavior of the different classes of equity. The value of the common stock was then derived by analyzing the fair value of these options. After the equity value of the business enterprise was determined, the total equity value of any equity instruments such as preferred stock, stock options, restricted stock and warrants outstanding and the concluded common stock value on a converted basis is allocated. Next, the option pricing method was used to allocate the residual equity value (inclusive of any infusion of cash from in-the-money options and warrants) to the common stock of the company. Since the Company’s shares are not publicly traded, a discount for lack of marketability was applied . This lack of marketability discount was estimated to be 10% for the 2010 valuations, using a theoretical put option model that captures the cost to ensure stock could be sold at the price prevailing at the valuation date after the time required to finding a market, or the time until an expected liquidity event. The put option model considers the expected time to a liquidity event, estimated volatility based on peer company data, risk free interest rates and management judgment. The ultimate fair values of the Company’s common stock was used as an input in determining the fair value of the warrants, restricted stock and stock options at various period of time.

Results of Operations

General

To date, we have not generated any revenues from operations and at June 30, 2011 had an accumulated deficit of $46.5 million primarily as a result of expenditures for research and development, general and administrative expenses and purchase of in-process research and development. While we may in the future generate revenue from a variety of sources, including license fees, milestone payments, research and development payments in connection with strategic partnerships and/or product sales, our product candidates are at an early stage of development and may never be successfully developed or commercialized. Accordingly, we expect to continue to incur substantial losses from operations for the foreseeable future and there can be no assurance that we will ever generate significant revenues.

R&D Expenses

Conducting research and development is central to our business model. For the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, R&D expenses were $2.9 million, $2.3 million, $8.3 million and $3.4 million, respectively, and such expenses were $19.3 million for the period from inception (June 28, 2006) to June 30, 2011. R&D expenses consist primarily of:

•	employee-related expenses, which include salaries and benefits, and rent expense;

•	license fees and milestone payments related to in-licensed products and technology;

•	expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical activities;

•	the cost of acquiring and manufacturing clinical trial materials; and

•	costs associated with non-clinical activities, patent filings and regulatory approvals.

We expect to continue to incur substantial expenses related to our research and development activities for the foreseeable future as we continue product development. Since product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials, we expect that our R&D expenses will increase in the future. In addition, if our product development efforts are successful, we expect to incur substantial costs to prepare for potential commercialization of any late-stage product candidates and, in the event one or more of these product candidates receive regulatory approval, to fund the launch of the product.

From inception through June 30, 2011, direct, external development costs incurred for our CNDO-109 product development program were $3.4 million, including $0, $0.4 million and $2.1 million, respectively, for the years ended December 31, 2008, 2009 and 2010 and $0.8 million and $0.8 million, respectively, for the six months ended June 30, 2010 and 2011. From inception through June 30, 2011, direct, external development costs incurred for our CNDO-201 product development program were $0.4 million, including $0, $0 and $0.2 million, respectively, for the years ended December 31, 2008, 2009 and 2010 and $0 and $0.2 million, respectively, for the six months ended June 30, 2010 and 2011, but excluding $20.7 million of in-process-research and development costs related to our acquisition of the product in the six month period ended June 30, 2011. Our results of operations for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 include direct, external development costs incurred in connection with two product development programs that have been discontinued. From inception through June 30, 2011, such expenses totaled $5.2 million.

General and Administrative (“G&A”) Expenses

G&A expenses consist principally of personnel-related costs, professional fees for legal, consulting, audit and tax services, rent and other general operating expenses not otherwise included in R&D. For the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, G&A expenses were $0.3 million, $0.3 million, $0.9 million and $2.2 million, respectively, and such expenses were $4.0 million from inception through June 30, 2011. We anticipate G&A expenses will increase in future periods, reflecting:

•	support of our expanded research and development activities;

•	an expanding infrastructure and increased professional fees associated with being a reporting company under the Exchange Act; and

•	increased business development activity.

Comparison of Years Ended December 31, 2010 and 2009

	For the Year Ended December 31,		Variance
($ in thousands)	2010	2009	$	%
Operating expenses:
Research and development	$8,341	$2,270	$6,071	267%
General and administrative	900	343	557	162%

Loss from operations	(9,241)	(2,613)	(6,628)	254%

Interest income	61	—	61	NM
Interest expense, net	(1,535)	(1,053)	(482)	46%
Other income	733	—	733	NM

Net loss	$(9,982)	$(3,666)	$(6,316)	172%

NM -	Not meaningful

R&D expenses increased $6.1 million from the year ended December 31, 2009 to the year ended December 31, 2010. This increase was attributable to $2.3 million higher non-cash charges for stock-based compensation, $2.2 million higher salaries and administrative costs associated with increased staffing and related overhead costs, $1.7 million higher expenses related to the technology transfer for CNDO-109 to a GMP environment, and $0.3 million higher costs relating to our two discontinued product development programs.

G&A expenses increased $0.6 million from the year ended December 31, 2009 to the year ended December 31, 2010. This increase is primarily attributable to higher legal, accounting and other professional expenses and increased personnel-related costs due to increased staffing to support our product development programs and establish and infrastructure to support growth.

Interest income was $61,000 for the year ended December 31, 2010. There was minimal interest income for the year ended December 31, 2009. The interest income in 2010 was primarily attributable to cash balances resulting from the proceeds of our Series A shares issued in April 2010.

Other income of $0.7 million for the year ended December 31, 2010 reflects the government grant received by us under the Therapeutic Discovery Project. This income will not be recurring.

Interest expense, net includes interest on our senior notes, related party notes and the amortization of costs associated with charges for the issuance of debt. For the year ended December 31, 2010 total interest expense, net, was $1.5 million, compared with $1.1 million for the year ended December 31, 2009. $0.8 million in 2010 related to the amortization of the embedded conversion feature of the senior convertible and related party notes, partially offset by reduced interest expense on this debt that converted to Series A shares in April 2010.

Comparison of Years Ended December 31, 2009 and 2008

	For the Year Ended December 31,		Variance
($ in thousands)	2009	2008	$	%
Operating expenses:
Research and development	$2,270	$2,895	$(625)	(22)%
General and administrative	343	348	(5)	(1)%

Loss from operations	(2,613)	(3,243)	630	(19)%

Interest income	—	18	(18)	NM
Interest expense, net	(1,053)	(573)	(480)	84%

Net loss	$(3,666)	$(3,798)	$132	(3)%

NM -	Not meaningful

R&D expenses were $2.3 million for the year ended December 31, 2009, compared to $2.9 million for the year ended December 31, 2008. The $0.6 million decrease was primarily attributable to reduced service provider fees related to our discontinued product development programs.

G&A expenses remained relatively stable during the years ended December 31 2008 and 2009 and consisted primarily of internal salaries and external legal and accounting costs.

Interest income for the years ended December 31, 2009 and 2008 was not significant.

Interest expense, net for the year ended December 31, 2009 was $1.1 million compared to $0.6 million for the year ended December 31, 2008. This increase of $0.5 million is primarily attributable to the issuance of a second bridge note of $3.5 million in the third quarter of 2009.

Comparison of Six Months Ended June 30, 2011 and 2010

	For the Six Months Ended June 30,		Variance
($ in thousands)	2011	2010	$	%
Operating expenses:
Research and development	$3,381	$4,521	$(1,133)	-25%
General and administrative	2,187	249	1,938	778%
In-process research and development	20,706	—	20,706	NM

Loss from operations	(26,281)	(4,770)	(21,511)	451%

Interest income	41	8	33	413%
Interest expense, net	(36)	(1,473)	1,437	NM

Net loss	$(26,276)	$(6,235)	$(20,041)	321%

NM -	Not meaningful

R&D expenses during the six months ended June 30, 2011 decreased $1.1 million, or 25%, from the six months ended June 30, 2010. This was primarily due to a $1.6 million decrease in stock-based compensation expense related to the vesting of restricted common stock issued to non-employees in 2007 and a $0.7 million decrease in development costs related to discontinued product candidates. These decreases were partially offset by increased personnel costs of $0.6 million attributable to increased staffing, $0.4 million of consulting costs related to development of our current product candidates and $0.2 million of external development costs related to CNDO-201. We expect our R&D expenses to increase in future quarters as we commence our clinical programs for CNDO-201 and CNDO-109. We also expect to incur a milestone-related charge of $1.5 million in the three month period ending September 30, 2011 relating to the filing of an IND for CNDO-201.

G&A expenses during the six months ended June 30, 2011 increased $1.9 million, or 778%, from the six months ended June 30, 2010, reflecting the substantial increase in the level of our business activity during 2011. The increase in G&A expenses consisted of a $1.2 million increase in professional fees, consisting primarily of legal and accounting fees associated with the acquisition of CNDO-201, an audit of our financial statements and the completion of an equity financing, as well as a $0.5 million increase in personnel costs and a $0.1 million increase in stock-based compensation expense.

On January 7, 2011, we acquired from Asphelia a sublicense and related agreements for CNDO-201, an early stage development compound, and assumed certain liabilities of Asphelia. In exchange for the assets, we issued 2,525,677 Series B shares valued at $6.38 per share, assumed the PCP promissory note of $750,000 and a cash payment of approximately $3.8 million, including $3.4 million to OvaMed and $0.4 million for repayment of Asphelia’s debt, including $61,000 to a related party. The total consideration paid in connection with the acquisition of Asphelia’s assets and assumption of related liabilities was $20.7 million, which was recorded as in-process research and development expense in the consolidated statement of operations for the six months ended June 30, 2011.

In the six months ended June 30, 2011, we incurred $34,000 of interest expense related to the PCP note of $750,000 which was assumed in connection with the Asphelia acquisition. In the six months ended June 30, 2010, the $1.5 million of interest expense related to an aggregate of $9.9 million of debt which was either repaid or converted to our Series A shares between April 2010 and December 2010.

The increase in interest income for the six months ended June 30, 2011 compared to the same period last year was primarily due to higher cash balances.

Liquidity and Capital Resources

To date, we have funded our operations through the sale of debt and equity securities. At June 30, 2011, we had cash and cash equivalents of $29.6 million. On June 30, 2011, we completed a private placement of our Series C Convertible Preferred Stock (“Series C shares”) which resulted in net proceeds, after placement agent commissions and offering expenses, of approximately $22.9 million. As of August 22, 2011, we had cash and cash equivalents of $27.8 million. The following table summarizes our funding sources as of June 30, 2011:

($ in thousands)
Issue	Year	No. Shares	Proceeds
Related party promissory notes (1)	2006	NA	$21
Common Stock	2007	4,762,226	5
Related party promissory notes (1)	2007	NA	1,493
Related party promissory notes (1)	2008	NA	315
Bridge note financing and warrants (1)	2008	NA	4,070
Related party promissory notes	2009	NA	90
Related party promissory note and warrants	2009	NA	570
Bridge note financing and warrants(1)	2009	NA	3,500
Related party promissory notes (1)	2010	NA	302
Series A Redeemable Convertible Preferred Stock, net	2010	2,584,166	21,681
Series C Redeemable Convertible Preferred Stock, net (2)	2011	4,612,624	22,906

			$54,953

(1)	Aggregate outstanding principal and interest converted to 1,773,719 shares of Series A Convertible Preferred Stock in 2010.
(2)	Net proceeds are estimated.

As of December 31, 2010, all notes and other debt was either repaid or converted into our Series A shares. At June 30, 2011, we had outstanding $750,000 of promissory notes due to PCP which we assumed from Asphelia. These notes are due in December 2013.

The warrant liability of $1.3 million at June 30, 2011 reflects the value of the warrants for Series C shares issued to the placement agent for their services in connection with the Series C Convertible Preferred Stock financing (“Series C Financing”). This liability will be marked-to-market at each reporting date and will be reclassified to equity upon effectiveness of a Form S-1 that registers the common stock underlying the Series C shares.

Management believes that cash and cash equivalents, including cash raised in the Series C Financing, are sufficient to sustain operations through 2012 based on our existing business plan and given the ability to control the timing of significant expense commitments.

We expect to incur substantial expenditures in the foreseeable future for the research, development and potential commercialization of its product candidates. We will require additional financing to develop, obtain regulatory approvals, fund operating losses, and, if deemed appropriate, establish manufacturing, sales and marketing capabilities. We will seek funds through equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If adequate funds are not available to us, we may be required to delay, reduce or eliminate research and development programs.

Cash Flows for the Three Years Ended December 31, 2010, 2009 and 2008

	For the Year Ended December 31,
($ in thousands)	2010	2009	2008
Statement of Cash Flows Data:
Total cash provided by (used in):
Operating activities	$(5,677)	$(2,351)	$(3,523)
Investing activities	(13)	(2)	—
Financing activities	19,042	3,856	3,445

Increase (decrease) in cash and cash equivalents	$13,352	$1,503	$(78)

Operating Activities

Cash used in operating activities increased $3.3 million from the year ended December 31, 2009 to the year ended December 31, 2010 primarily due to increased operating expenses partially offset by the government grant received in 2010.

Cash used in operating activities decreased $1.2 million from the year ended December 31, 2008, to the year ended December 31, 2009 primarily due to cash provided from a $0.6 million net change in the components of operating assets and liabilities, a $0.2 million increase in noncash interest expense, a $0.2 million amortization of deferred financing costs and a $0.1 million decrease in net loss.

Investing Activities

Cash used in investing activities for the years ended December 31, 2010 and 2009 was not significant.

Financing Activities

Cash provided by financing activities increased $15.2 million from the year ended December 31, 2009 to the year ended December 31, 2010 primarily due to the issuance of our Series A shares which resulted in net proceeds of $19.4 million in 2010, while the primary source of cash from financing activities in 2009 was $3.9 million from net debt proceeds.

Cash provided by financing activities increased $0.4 million from the year ended December 31, 2008 to the year ended December 31, 2009, primarily due to increased borrowings.

Cash Flows for the Six Months Ended June 30, 2011 and 2010

($ in thousands)	For the Six Months Ended June 30,
	2011	2010
Statement of Cash Flows Data:
Total cash provided by (used in):
Operating activities	$(4,358)	$(2,468)
Investing activities	(3,843)	(5)
Financing activities	22,986	9,837

Increase in cash and cash equivalents	$14,785	$7,364

Operating Activities

Net cash used in operating activities increased $1.9 million from the six months ended June 30, 2010 to the six months ended June 30, 2011. The increase in net loss of $19.8 million was offset by $20.7 million of noncash expense for in-process research and development expense related to the Asphelia asset purchase less a $1.6 million decrease in stock-based compensation and a $0.8 million decrease in the change in fair value of the senior convertible note warrant liability.

Investing Activities

Net cash used in investing activities was $3.8 million for the six months ended June 30, 2011 and consisted of cash payments related to the Asphelia asset purchase.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2011 of $23.0 million consisted primarily of $22.9 million of net proceeds from the Series C Financing. Net cash provided by financing activities in the six months ended June 30, 2010 of $9.8 million consisted primarily of $9.5 million of net proceeds from the issuance of our Series A shares.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2011, excluding amounts related to contingent milestone payments, as described below.

	Payments due by period
($ in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Notes Payable and interest	$956	$75	$881	$—	$—
Annual sublicense fees (1)	3,750	250	750	500	2,250
Purchase and other obligations	1,646	419	1,227

Total	$6,352	$744	$2,858	$500	$2,250

(1)	Annual sublicense fees are projected through 2025. We have a right to terminate the related sublicense with a 30 day notice period.

Contingent Milestone Payments

Based on our development plans and license agreements in effect as of June 30, 2011, we have committed to make potential future milestone payments to our licensors upon achievement of certain development or regulatory milestones for each indication for which the licensed product is developed. Under the license agreement for CNDO-201, the milestone payments aggregate approximately $5.45 million for the first indication and $2 million for each subsequent indication. Under the UCLB license, the milestone payments aggregate approximately $22 million for the first three indications. Because the achievement of these milestones had not occurred as of June 30, 2011, such contingencies have not been recorded in our financial statements. We anticipate that we may incur expense for approximately $1.5 million of milestone payments in 2011, which would be paid in 2012, provided various development and regulatory milestones are achieved. Amounts related to contingent milestone payments are not included in the contractual obligations table above due to the uncertainty of the successful achievement of certain development activities, regulatory approval and commercial milestones.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Quantitative and Qualitative Disclosures about Market Risks

We held no marketable securities at December 31, 2009 and 2010. Our existing debt is at a fixed rate and we currently do not have exposure to foreign currency fluctuations.

Internal Control Over Financial Reporting

Pursuant to Section 404 of SOX, commencing the year following our first annual report required to be filed with the SEC, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

As a private company with limited resources, historically we have not had sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary for, or adequate documented accounting policies and procedures to support effective internal controls. These material weaknesses have contributed to audit adjustments for the years ended December 31, 2010, 2009 and 2008. While we have commenced the process of documenting, reviewing and improving our internal controls over financial reporting for compliance with Section 404 of SOX and have made efforts to improve our internal controls and accounting policies and procedures, including hiring new accounting personnel and engaging external temporary resources, we may continue to identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Net Operating Loss Tax Carry-Forwards

As of December 31, 2010, we had net operating loss carryforwards of approximately $6.3 million to offset future federal income taxes through 2024. Current federal and state tax laws include substantial restrictions on the utilization of net operating loss and tax credits in the event of an ownership change. Even if the carryforwards are available, they may be subject to annual limitations, lack of future taxable income, or future ownership changes that could result in the expiration of the carryforwards before they are utilized. At December 31 2010, we recorded a 100% valuation allowance against our deferred tax assets of approximately $6.6 million, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income in the period in which we make such a determination.

Item 3. Properties.

Our principal executive offices at 15 New England Executive Park, Burlington, Massachusetts 01803 are occupied under a one-year lease expiring in July 2012 for approximately 600 square feet of space providing for rental payments of approximately $5,200 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of August 15, 2011, certain information concerning the beneficial ownership of our common stock by (i) each stockholder known by us to own beneficially five percent or more of our outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage Total Voting Power(2)
Glenn L. Cooper, M.D.	126,745	(3)(4)	*
Bobby W. Sandage, Jr., Ph.D.	10,000	(3)(5)	*
Dale Ritter	5,000	(3)(6)	*
David J. Barrett	0	(8)	*
Jimmie Harvey, Jr., M.D.	8,333	(7)	*
J. Jay Lobell	331,508	(7)(9)	1.8%
Michael W. Rogers	0	(8)	*
Lindsay A. Rosenwald, M.D.	3,392,353	(7)(10)	18.3%
Eric K. Rowinsky, M.D.	64,487	(3)(11)	*
Hillel Gross (12)	1,000,000		5.4%
Manchester Securities Corp.	1,731,279	(13)	9.3%
Brookline Investments Inc.	1,052,825	(14)	5.7%
All officers and directors as a group (9 persons)(15)	3,991,261		20.9%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of such individual is c/o Coronado Biosciences, Inc., 15 New England Executive Park, Burlington, Massachusetts 01803.
(2)	Based upon an aggregate of 7,028,059 shares of common stock and 11,496,186 shares of preferred stock issued and outstanding as of June 30, 2011. We have three series of preferred stock outstanding, Series A shares, Series B shares and Series C shares. Each series of preferred stock votes together with the common stock on all matters, on an as-converted to common stock basis, and not as a separate class or series (except as otherwise may be required by applicable law). Each share of preferred stock is convertible into one share of common stock.

(3)	Represents shares underlying preferred stock, as well as options that are exercisable in the next 60 days.
(4)	Does not include options to purchase an aggregate of 193,490 shares of common stock that are not exercisable in the next 60 days.
(5)	Does not include options to purchase an aggregate of 300,000 shares of common stock that are not exercisable in the next 60 days.
(6)	Includes shares held jointly by Mr. Ritter and his spouse. Does not include options to purchase an aggregate of 120,000 shares of common stock that are not exercisable in the next 60 days.
(7)	Does not include options to purchase 16,667 shares of common stock that are not exercisable in the next 60 days.
(8)	Does not include options to purchase 25,000 shares of common stock that are not exercisable in the next 60 days.
(9)	Includes 27,175 shares of common stock issuable upon the exercise of a warrant that Mr. Lobell may be deemed to beneficially own as a limited partner of PCP.
(10)	Includes (a) 1,197,270 shares underlying preferred stock, of which 395,369 shares are held directly by Dr. Rosenwald, 130,343 shares are held by Capretti Grandi, LLC and 671,558 shares are held by PBS, and (b) 2,186,750 shares of common stock, of which 2,047,632 shares are held directly by Dr. Rosenwald, 40,640 shares are held by Capretti Grandi, LLC, 71,303 shares are held by PBS and 27,175 shares are issuable upon the exercise of warrants issued to PCP. Dr. Rosenwald has voting and dispositive control over the shares held by Capretti Grandi, LLC, PBS and PCP. Does not include (i) 453,822 shares of common stock (including shares underlying preferred stock) held by LAR Family Trusts or (ii) 1,000,000 shares of common stock held by trusts established for the benefit of Dr. Rosenwald’s family, over which Dr. Rosenwald does not have any voting or dispositive control.
(11)	Does not include options to purchase 128,993 shares of common stock that are not exercisable in the next 60 days.
(12)	Mr. Gross is the trustee of four trusts established for the benefit of Lindsay Rosenwald and his family, which own an aggregate of 1,000,000 shares of our capital stock as follows: (a) Lindsay A. Rosenwald 2000 Irrevocable Indenture of Trust dated May 24, 2000 (Delaware) owns 720,000 shares of common stock; (b) Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust dated August 28, 2001 owns 80,000 shares of common stock; (c) Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust dated January 6, 2003 owns 100,000 shares of common stock; and (d) Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust dated August 28, 2001 owns 100,000 shares of common stock. Mr. Gross may be deemed to beneficially own the shares held by these trusts because he has sole voting and dispositive control over all shares held by these trusts. Mr. Gross’s address is c/o AmTrust Financial Services, 59 Maiden Lane, 6th Floor, New York, NY 10038.
(13)	Includes 1,525,398 shares underlying preferred stock, including 178,890 shares held by Elliot Associates, L.P. and 268,336 shares held by Elliot International, each affiliates of Manchester Securities Corp. (“Manchester”). Manchester’s address is 712 Fifth Avenue, New York, NY 10019. Mr. Paul E. Singer has voting and dispositive power over these shares.
(14)	Includes 318,087 shares of common stock and 734,738 shares underlying preferred stock. The shares are held by Brookline Coronado Investment Fund LLC, CSA Biotechnology Fund I, LLC and CSA Biotechnology Fund II (collectively, “Brookline”). The address of these entities is c/o Brookline Investments, Inc., 2501 Twentieth Place South, Suite 275, Birmingham, AL 35223. Mr. Rainer Twiford has voting and dispositive power over these shares.
(15)	Includes the shares referred to in footnotes (3), (4), (5), (6), (7), (8), (9), (10) and (11) above.

Item 5. Directors and Executive Officers.

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this Registration Statement.

Name	Age	Position
Glenn L. Cooper, M.D.	58	Executive Chairman, Director
Bobby W. Sandage, Jr., Ph.D.	57	President and Chief Executive Officer, Director
Dale Ritter	60	Senior Vice President, Finance, Chief Accounting Officer and Acting Chief Financial Officer
Eric K. Rowinsky, M.D.	54	Director, Vice Chairman
David J. Barrett	34	Director
Jimmie Harvey, Jr., M.D.	59	Director
J. Jay Lobell	48	Director
Michael W. Rogers	51	Director
Lindsay A. Rosenwald, M.D.	54	Director

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

The following is a brief account of the business experience during the past five years (and, in some instances, for prior years) of each director and executive officer of our company.

Executive Officers

Glenn L. Cooper, M.D. has served as a member of our board of directors since October 2009, as our executive chairman since July 2010 and served as our acting chief executive officer from December 2010 to April 2011. Dr. Cooper has extensive leadership experience in the pharmaceutical and biotechnology industries with expertise in transforming development stage companies into commercial organizations. From 1993 to 2009, Dr. Cooper was the chairman and chief executive officer of Indevus Pharmaceuticals, Inc., a specialty pharmaceuticals company. Indevus was acquired by Endo Pharmaceuticals, Inc. in March 2009. Prior to joining Indevus in 1993, Dr. Cooper held numerous executive level positions, including president and chief executive officer of Progenitor, Inc., executive vice president and chief operating officer of Sphinx Pharmaceuticals Corporation, and various clinical and regulatory positions with Eli Lilly and Company. Dr. Cooper also serves on the board of directors of Gentium S.p.A. and Repligen Corporation. Dr. Cooper holds a B.A. from Harvard College and received his M.D. from Tufts University School of Medicine. Based on Dr. Cooper’s position as the executive chairman, his other senior management experience and service on boards of directors in the biotechnology and pharmaceutical industries, our board of directors believes that Dr. Cooper has the appropriate set of skills to serve as a member of the board.

Bobby W. Sandage, Jr., Ph.D. has served as our president and chief executive officer since April 2011. Dr. Sandage has over 30 years of experience in the pharmaceutical industry, most recently as the vice president and head of oncology research and development for Covidien Pharmaceuticals, a specialty pharmaceuticals company, a position he held from March 2010 until March 2011. From November 1991 to December 2009, Dr. Sandage held various positions at Indevus Pharmaceuticals, a specialty pharmaceuticals company, including executive vice president of research and development and chief scientific officer, prior to the sale of the company to Endo Pharmaceuticals. Prior to joining Indevus Pharmaceuticals, from 1981 to 1991, Dr. Sandage held senior drug development positions at DuPont Merck Pharmaceutical Company, DuPont Critical Care (formerly American Critical Care) and Merrell Dow Pharmaceuticals. Dr. Sandage is currently a member of the board of directors of Gentium S.p.A., a pharmaceutical company. Dr. Sandage has also served as a member of the board of directors of Osteologix, Inc. and Genta Incorporated. Dr. Sandage has a B.S. in pharmacy from the University of Arkansas and a Ph.D. in clinical pharmacy from Purdue University. Based on Dr. Sandage’s position as the president and chief executive officer, his substantial experience in the pharmaceutical industry and service on boards of directors in the biotechnology and pharmaceutical industries, our board of directors believes that Dr. Sandage has the appropriate set of skills to serve as a member of the board.

Dale Ritter has served as our senior vice president, finance, chief accounting officer and acting chief financial officer since May 2011. Mr. Ritter has over 20 years of experience in the pharmaceutical industry. From September 2009 until joining us, he was an independent consultant, most recently serving as a financial consultant to Helicos BioSciences Corporation, an innovative genetic analysis technologies company, from January to May 2011. From 1994 to 2009, Mr. Ritter was the senior vice president of finance and chief accounting officer at Indevus Pharmaceuticals until the sale of the company to Endo Pharmaceuticals. Mr. Ritter has a B.A. from Syracuse University and an MBA from Babson College Graduate School of Business Administration.

Non-Employee Directors

Eric K. Rowinsky, M.D. has served as a member of our board of directors, as our vice chairman and a consultant since October 2010 and is responsible for overseeing our clinical development plan for acute myeloid leukemia and solid tumor malignancies. Dr. Rowinsky is an internationally renowned expert in oncology with a distinguished background in academics and industry. Following an oncology fellowship at Johns Hopkins, he became an assistant professor of oncology at Johns Hopkins and then an associate professor at Johns Hopkins. Dr. Rowinsky then became a professor of medicine and director for drug development, cancer therapy and research at University of Texas, San Antonio. In 2004, Dr. Rowinsky became chief medical officer and senior vice president (later promoted to executive vice president) of ImClone Systems, Inc., a cancer therapeutics company, and spear-headed the further clinical development of Erbitux (cetuximab injection) and eight additional monoclonal antibodies, prior to ImClone’s acquisition by Eli Lilly & Company in 2008. He remained at ImClone as a consultant until December 2010. Dr. Rowinsky is and has been a consultant to multiple biotech companies in cancer drug development and serves on the boards of directors of Biogen-Idec Inc., Neoprobe Inc, PreScience Labs Inc., and DLVR, Inc., each of which are life sciences companies. During the past five years, Dr. Rowinsky has also served on the boards of directors of Tapestry Pharmaceuticals, Inc. and Adventrx Pharmaceuticals, Inc., which are life sciences companies. Dr. Rowinsky has been an advisor to academic, industrial and FDA advisory boards and has more than 300 peer-reviewed publications. Dr. Rowinsky received his B.A. from New York University and his M.D. from Vanderbilt University School of Medicine. Based on Dr. Rowinsky’s service on boards of directors in the biotechnology and pharmaceutical industries and his extensive experience and background in oncology, our board of directors believes that Dr. Rowinsky has the appropriate set of skills to serve as a member of the board.

David J. Barrett has served as a member of our board of directors since May 2011. Since July 2010, Mr. Barrett has served as the chief financial officer of Ventrus Biosciences, Inc., a pharmaceutical company focused on the late-stage clinical development of gastrointestinal products. From October 2009 through June 2010, Mr. Barrett founded and sold a startup venture in the on-line advertising space. From April 2006 to September 2009, Mr. Barrett served as chief financial officer of Neuro-Hitech, Inc., a publicly traded company focused on developing, marketing and distributing branded and generic pharmaceutical products. From September 2003 to April 2006, Mr. Barrett was the chief financial officer/vice president of finance of Overture Asset Managers and Overture Financial Services, which, at the time, was a start-up asset management firm that assembled investment products and platforms to distribute turnkey and unbundled investment solutions to financial intermediaries and institutional investors. From July 1999 to September 2003, Mr. Barrett was employed as a manager at Deloitte & Touche, LLP. Mr. Barrett received his B.S. in accounting and economics in May of 1998 and his M.S. in accounting in May of 1999 from the University of Florida. He is a certified public accountant. Based on Mr. Barrett’s management experience, particularly in areas of finance and investment management, our board of directors believes that Mr. Barrett has the appropriate set of skills to serve as a member of the board.

Jimmie Harvey, Jr., M.D. has served as a member of our board of directors since December 2008. Dr. Harvey in 1984 founded Birmingham Hematology and Oncology Associates L.L.C., a private medical company located in Birmingham, Alabama. Dr. Harvey has experience in clinical trial execution and management and has recently been a principal investigator in two trials, one investigating a novel monoclonal antibody and the other a small molecule used to treat immunologic malignancies. Dr. Harvey holds a B.A. degree in Chemistry from Emory University and received his M.D. from Emory University School of Medicine. Dr. Harvey completed his medical oncology training at the Vincent T. Lombardi Cancer Center at Georgetown University. Based on Dr. Harvey’s medical background, including his oncology expertise, our board of directors believes that Dr. Harvey has the appropriate set of skills to serve as a member of the board.

J. Jay Lobell has served as a member of our board of directors since June 2006. Mr. Lobell is president of Meridian Capital Group, LLC, a commercial real estate mortgage company, which he joined as a senior officer in January 2010. Mr. Lobell also is a founder of, and since December 2009 has served as vice chairman of, Beech Street Capital, LLC, a real estate lending company. Since January 2005, Mr. Lobell has served as president and chief operating officer of PBS, a biotechnology investment and development company, which is largely dormant at this time. In that capacity, he had substantial responsibility for the assembly and oversight of companies founded and incubated by PBS, including Coronado. Mr. Lobell previously has served on the board of directors of NovaDel Pharma Inc., Innovive Pharmaceuticals, Inc. and ChemRx Corporation. Mr. Lobell was a partner in the law firm Covington & Burling LLP from October 1996 through January 2005, where he advised companies and individuals as a member of the firm’s securities litigation and white collar defense practice group. Mr. Lobell received his B.A. (summa cum laude, Phi Beta Kappa) from the City University of New York and his J.D. from Yale Law School, where he was senior editor of the Yale Law Journal. Based on Mr. Lobell’s biotechnology, legal and financial experience, as well as his in-depth understanding of drug commercialization and corporate governance, our board of directors believes that Mr. Lobell has the appropriate set of skills to serve as a member of the board.

Michael W. Rogers has served as a member of our board of directors since May 2011. Since June 2009, Mr. Rogers has served as the executive vice president, chief financial officer and treasurer of BG Medicine, Inc., a life sciences company focused on the discovery, development, and commercialization of novel diagnostic tests. Prior to joining BG Medicine, Inc. and since 1999, Mr. Rogers held the position of executive vice president, chief financial officer and treasurer at Indevus Pharmaceuticals, Inc., a specialty pharmaceuticals company, which was acquired by Endo Pharmaceuticals in 2009. In 1998, Mr. Rogers was executive vice president and chief financial and corporate development officer at Advanced Health Corporation, a publicly-traded healthcare information technology company. From 1995 to 1997, he was vice president, chief financial officer and treasurer of AutoImmune, Inc., a publicly-traded biopharmaceutical company. From 1994 to 1995, Mr. Rogers was vice president, investment banking at Lehman Brothers, Inc. From 1990 to 1994, he was associated with PaineWebber, Inc., serving most recently as vice president, investment banking division. Mr. Rogers serves as a director of pSivida, Inc., a publicly-traded medical device company. Mr. Rogers received an M.B.A. from the Darden School at the University of Virginia and a B.A. from Union College. Based on Mr. Rogers’s management experience, particularly in areas of finance and corporate development, our board of directors believes that Mr. Rogers has the appropriate set of skills to serve as a member of the board.

Lindsay A. Rosenwald, M.D. has served as a member of our board of directors since October 2009. Since November 2008, Dr. Rosenwald has served as Co-Portfolio Manager & Partner of Opus Point Partners, LLC (“Opus”), an asset management and broker dealer in the life sciences industry. Prior to that, from August 1991 to October 2008, he served as the Chairman of Paramount BioCapital, Inc. (“PBC”). Over the last 23 years, Dr. Rosenwald has acted as a biotechnology entrepreneur and been instrumental in the founding and recapitalization of numerous public and private biotechnology and life sciences companies. Dr. Rosenwald received his B.S. in finance from Pennsylvania State University and his M.D. from Temple University School of Medicine. Based on Dr. Rosenwald’s biotechnology and pharmaceutical industry experience and in-depth understanding of our business, our board of directors believes that Dr. Rosenwald has the appropriate set of skills to serve as a member of the board.

Item 6. Executive Compensation.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our named executive officers. To date, executive compensation decisions have been made by the entire board of directors. Following the effectiveness of this Form 10, we expect to establish a compensation committee of the board that will be responsible for creating and reviewing the compensation of our executive officers to the compensation committee of its board of directors, as well as overseeing our compensation and benefit plans and policies and administering our equity incentive plans.

Compensation Philosophy

We believe in providing a competitive total compensation package to our executive management team through a combination of base salary, discretionary bonuses, grants under an equity incentive compensation plan, severance and change of control benefits and broad-based benefits programs. Our executive compensation programs are designed to achieve the following objectives:

•	attract, motivate and retain executives of outstanding ability and potential;

•	reward achievement; and

•	ensure that executive compensation is meaningfully related to the creation of stockholder value.

Our board of directors believes that our executive compensation programs should include short- and long-term components, including cash and equity-based compensation, and should reward consistent performance that meets or exceeds expectations. The board evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive relative to compensation paid by companies of similar size and stage of development operating in the life sciences industry, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

We have historically conducted a review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. As a private company, we have based this review primarily on the experience of the members of our board of directors, many of whom sit on the boards of directors of numerous companies in the life sciences and healthcare fields. It is expected that in the future, our compensation committee will take into account publicly available data relating to the compensation practices and policies of other companies within and outside our industry. Although we expect the compensation committee to use such survey data as a tool in determining executive compensation, we expect that members of the compensation committee will continue to apply their subjective discretion to make compensation decisions. Our board has not yet determined to benchmark executive compensation against any particular group of companies or use a formula to set executive compensation in relation to such survey data.

Elements of Executive Compensation

The compensation program for our executive officers consists principally of three components:

•	base salary;

•	annual discretionary bonuses; and

•	long-term compensation in the form of stock options.

Base Salary

Base salaries for our executives are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary, the scope of his or her responsibilities, and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. The board of directors has not previously applied specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then-current base salary. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

We hired Glenn L. Cooper, M.D., to serve as our executive chairman in July 2010. Initially, Dr. Cooper was compensated as a consultant for a monthly fee of $25,000. This amount was determined as part of the negotiation of Dr. Cooper’s compensation, conducted on our behalf by Dr. Rosenwald and our former chief executive officer and approved by the board of directors. In April 2011, Dr. Cooper’s consulting arrangement was transitioned into an employment arrangement and his annual base salary of $300,000 was approved by the board of directors at that time.

We hired our former executive vice president, chief operating officer, chief financial officer, Gary G. Gemignani, in May 2010. Mr. Gemignani’s base salary for 2010 was set at $350,000, which was determined as part of the negotiation of Mr. Gemignani’s employment agreement, conducted on our behalf by Dr. Tesi and approved by the board of directors. In February 2011, our board of directors approved a 2% increase to the base salary of Mr. Gemignani, based on increased responsibilities in the absence of a full time chief executive officer and audit oversight responsibilities. In May 2011, Mr. Gemignani’s title was changed to vice president of special projects, pending the termination of his employment at the end of June 2011.

In June 2010, our board of directors approved an increase to the base salary of our then-chief executive officer, Raymond J. Tesi, M.D., as part of the negotiation of an amended and restated employment agreement with Dr. Tesi. The annual base salary for Dr. Tesi was increased from $350,000 to $420,000 based on a reallocation of the percentage of his total compensation from discretionary bonus to annual salary. Dr. Tesi’s employment was terminated in September 2010.

We hired Bobby W. Sandage, Jr., Ph.D. to serve as our president and chief executive officer in April 2011. Dr. Sandage’s annual base salary for 2011 was set at $375,000. This salary was determined as part of the negotiation of Dr. Sandage’s employment agreement, which was conducted by Dr. Cooper on our behalf and approved by the board of directors. In approving the salary, the board considered Dr. Sandage’s requested salary and the salaries of other members of the management team. Dr. Sandage’s salary was most similar to that of Dr. Tesi, reflective of the fact that Dr. Sandage succeeded Dr. Tesi as our president and chief executive officer.

We hired Dale Ritter to serve as our senior vice president, finance, chief accounting officer and acting chief financial officer in May 2011. Mr. Ritter’s base salary for 2011 was set at $250,000. This salary was determined as part of the negotiation of Mr. Ritter’s employment agreement, which was conducted by Drs. Cooper and Sandage on our behalf and approved by the board of directors. In approving the salary, the board considered Mr. Ritter’s requested salary and the salaries of other members of the management team. Mr. Ritter’s salary was most similar to that of Mr. Gemignani, reflective of the fact that Mr. Ritter succeeded to much of Mr. Gemignani’s responsibilities, while taking in account the fact this his role as acting chief financial officer is temporary until such time as we retain a full time chief financial officer.

Discretionary Bonuses

In addition to the payment of base salaries, we believe that discretionary bonuses can play an important role in providing appropriate incentives to our executives to achieve its strategic objectives. As part of the annual performance reviews, the board of directors has in the past, and the compensation committee will, in the future, review and analyze each executive officer’s overall performance against such executive’s base salary. Currently, we have not set any specific goals. Dr. Sandage and Mr. Ritter are eligible for a maximum discretionary bonus of 50% and 40%, respectively, pursuant to the terms of their employment agreements. In addition, Dr. Sandage is eligible for additional discretionary bonuses of $62,500, $125,000, $250,000, and $500,000 based on milestones tied to reaching a market capitalization of $125 million, $250 million, $500 million and $1 billion, respectively. Our executive chairman, Dr. Cooper, is not generally eligible for a discretionary bonus.

Following the end of 2010, our board of directors reviewed the annual performance of Mr. Gemignani, the only executive officer eligible for a discretionary bonus, as well as our overall performance and approved the payment of a discretionary bonus to Mr. Gemignani in the amount of $175,000. Such discretionary bonus was paid in cash and was provided in order to continue to motivate the executive to achieve our financial and business objectives and was paid in part based on achievements made by the executive and by us during 2010.

Long-term Incentive Program

We believe that by providing our executives the opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more aligned and we will encourage long-term performance. The stock awards enable our executive officers to participate in the appreciation of the value of our stock, while personally participating in the risks of business setbacks. We have not adopted stock ownership guidelines and our stock incentive plan has provided our executive officers the only means to acquire equity or equity-linked interests in our company. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates. Authority to make equity grants to executive officers rests with our board of directors, which considers the recommendations of the executive chairman and the chief executive officer for officers other than themselves, and will in the future take into account recommendation of the compensation committee.

We have granted equity awards primarily through our 2007 Stock Incentive Plan (the “2007 plan”), which was adopted by our board of directors and stockholders to permit the grant of stock options, stock bonuses and restricted stock to our officers, directors, employees and consultants. The material terms of our 2007 plan are further described under “2007 Stock Incentive Plan” below.

In 2010, certain named executive officers were awarded stock options under the 2007 plan in the amounts indicated in the section below entitled “Grants of Plan-Based Awards.” The awards were reviewed for consistency internally among the management team and were determined by members of the board of directors to be consistent with other companies in which the members have experience.

In October 2010, as part of the long-term equity incentive program described above, our board of directors awarded Dr. Cooper, Dr. Tesi and Mr. Gemignani stock options under the 2007 plan in the aggregate amounts of 290,235, 144,120 and 200,000 shares, respectively.

Dr. Sandage was awarded an option in April 2011 to purchase 300,000 shares of our common stock under the 2007 plan in connection with the commencement of his employment. The number of shares was determined as part of the negotiation of his overall employment package and was approved by our board of directors. In approving the number of shares, the board considered the number of shares requested by Dr. Sandage and the equity ownership of other members of our management team.

Mr. Ritter was awarded an option to purchase 120,000 shares of our common stock under the 2007 plan in connection with the commencement of his employment in May 2011. The number of shares was determined as part of the negotiation of his overall employment package and was approved by our board of directors. In approving the number of shares, the board considered the number of shares requested by Mr. Ritter and the equity ownership of other members of our management team.

In February 2011, Mr. Gemignani was awarded an additional option to purchase 25,000 shares of our common stock under the 2007 Plan. The number of shares was approved by the board. In approving the number of shares, the board considered Mr. Gemignani’s increased level of responsibilities described above.

In the absence of a public trading market for our common stock, the board of directors has determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of development efforts, financial status and market conditions and based upon valuations obtained from an independent valuation firm.

All option grants typically vest over three years, with one third of the shares subject to the stock option vesting on each annual anniversary of the vesting commencement date. All options have a 10-year term. Additional information regarding accelerated vesting upon or following a change in control is discussed below under “Potential Payments Upon Termination or Change in Control.”

Executive Employment Agreements

We entered into employment agreements with Dr. Cooper and Dr. Sandage in April 2011 and with Mr. Ritter in May 2011. The employment agreements provide for at-will employment, base salary, incentive bonuses, standard employee benefit plan participation and recommendations for initial stock option grants. The employment agreements were each subject to execution of standard proprietary information and invention agreements and proof of identity and work eligibility in the United States. Prior to his employment agreement, Dr. Cooper was party to a consulting agreement with us, which was entered into in August 2010.

Dr. Sandage and Mr. Ritter are each entitled to severance and change in control benefits pursuant to their employment, the terms of which are described below under “Potential Payments Upon Termination or Change in Control.” We believe that these severance and change in control benefits help us from a retention standpoint and they are particularly necessary in an industry, such as ours, where there has been market consolidation. We believe that they help these executive officers maintain continued focus and dedication to their assigned duties to maximize stockholder value if there is a change of control. We believe that these severance and change in control benefits are an essential element of our overall executive compensation package. Dr. Cooper is not entitled to severance or change in control benefits.

Perquisites

From time to time our board of directors has provided certain of our named executive officers with perquisites that the board believes are reasonable. We do not view perquisites as a significant element of comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for executive officers in appropriate circumstances, and we may consider providing additional perquisites in the future. All future practices regarding perquisites will be approved and subject to periodic review by the compensation committee.

Other Compensation

Consistent with our compensation philosophy, we intend to continue to maintain the current benefits for executive officers, which are also available to our other employees; however, the compensation committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

Deductibility of Compensation under Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above

$1 million may be deducted if it is “performance-based compensation.” We have not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating executive officers in a manner designed to promote our objectives, the board of directors has not adopted a policy that requires all compensation to be deductible. However, it is expected that the compensation committee will evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant in the future and that future compensation will be provided in a manner consistent with our best interests and those of our stockholders.

Risk Analysis of our Compensation Plans

Our board of directors has reviewed our compensation policies as generally applicable to our employees and believes that the policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us. The design of our compensation policies and programs encourage the employees to remain focused on both short-and long- term goals. For example, while our cash bonus plans measure performance on an annual basis, the equity awards typically vest over a number of years, which we believe encourages employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking.

Summary Compensation Table

The following table provides information regarding the compensation paid during the year ended December 31, 2010 to our principal executive officer, principal financial officer and certain of our other executive officers, who are collectively referred to as “named executive officers” elsewhere in this Form 10. Because Dr. Sandage and Mr. Ritter were not executive officers during 2010, they are not included in the following table.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation	Total
Glenn L. Cooper, M.D. (2) Executive Chairman	2010	—	—	$453,695	$137,500	$591,195

Raymond J. Tesi, M.D. (3) Former President and Chief Executive Officer	2010	$259,583	$300,000	$255,222	$45,565	$860,370

Gary Gemignani (4) Former Executive Vice President, Chief Operating Officer, Chief Financial Officer	2010	$211,458	$175,000	$312,640	—	$699,098

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. One-third of the shares subject to each of the options granted to our named executive officers vest on each anniversary of the grant date, October 5, 2010, such that all of the shares subject to the options will be vested three years after such date.
(2)	Dr. Cooper became our executive chairman in July 2010. Dr. Cooper’s 2010 “Option Awards” and “All Other Compensation” amounts are compensation that Dr. Cooper earned pursuant to a consulting agreement with us.
(3)	Dr. Tesi served as our president and chief executive officer from June 2007 to September 2010. He served as our principal financial and accounting officer from June 2007 to May 2010, during which time we operated without a chief financial officer. Dr. Tesi’s 2010 “All Other Compensation” amount is reimbursement of moving expenses.
(4)	Mr. Gemignani served as our executive vice president, chief operating officer and chief financial officer from May 2010 to May 2011. Mr. Gemignani ceased serving as our principal financial and accounting officer in May 2011 when Mr. Ritter joined us.

Potential Payments Upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay. In addition, each of our named executive officers, other than Dr. Cooper, that are currently employed by us is entitled to severance and change in control benefits described below.

We entered into an employment agreement with Dr. Tesi, our former president and chief executive officer, in June 2010, which superseded a prior employment agreement between Dr. Tesi and us. In January 2011, in connection with the termination of Dr. Tesi’s employment in September 2010, we entered into a separation agreement with Dr. Tesi entitling him to severance benefits. The terms of Dr. Tesi’s separation agreement supersede the terms of his employment agreement. The separation agreement provides that, in exchange for Dr. Tesi’s full release of claims against us, he was entitled to: (i) salary continuation for six months following the effectiveness of the release of claims and (ii) acceleration of vesting for one-third of the options held by him at the time of separation.

We entered into an employment agreement with Mr. Gemignani, our former executive vice president, chief operating officer, chief financial officer, in June 2010. In connection with the termination of Mr. Gemignani’s employment in June 2011, we entered into a separation agreement with Mr. Gemignani entitling him to severance benefits. The terms of Mr. Gemignani’s separation agreement supersede the terms of his employment agreement. The separation agreement provides that, in exchange for Mr. Gemignani’s full release of claims against us, he was entitled to: (i) salary continuation for six months following termination and the effectiveness of the release of claims, (ii) a one-time payment of $89,250, which represented a prorated bonus amount for 2011, (iii) acceleration of vesting for one-third of the options held by him at the time of separation, and (iv) extension of the post-termination exercise period of the accelerated options from three months to six months.

In April 2011, we entered into an employment agreement with Dr. Sandage, our president and chief executive officer, which provides if we terminate Dr. Sandage without cause or he resigns for good reason, he will be entitled to: (i) severance payments at a rate equal to his base salary then in effect for a period of one year following his termination date and (ii) accelerated vesting of one-third of his stock option shares. In addition, if Dr. Sandage is terminated without cause within six months following a change in control, 100% of the shares subject to options and other equity awards granted to him will fully vest as of the date of his execution of a release in connection with such termination. Cause is defined as (a) his willful failure, disregard or refusal to perform his material duties or obligations under the employment agreement which, to the extent it is curable by Dr. Sandage, is not cured within thirty (30) days after we give written notice to him; (b) any willful, intentional or grossly negligent act having the effect of materially injuring (whether financially or otherwise) the business or reputation of us or any of our affiliates; (c) willful misconduct by him with respect to any of the material duties or obligations under the employment agreement, including, without limitation, willful insubordination with respect to lawful directions received from the board of directors which, to the extent it is curable by Dr. Sandage, is not cured within thirty (30) days after we give written notice to him; (d) indictment of any felony involving moral turpitude (including entry of a nolo contendere plea); (e) the determination, after a reasonable and good-faith investigation by us, that he engaged in some form of harassment or discrimination prohibited by law (including, without limitation, age, sex or race harassment or discrimination), unless the actions were specifically directed by the board of directors; (f) material misappropriation or embezzlement of the property of us or our affiliates (whether or not a misdemeanor or felony); or (g) a material breach of any of the provisions of the employment agreement, of any company policy, and/or of his proprietary information and inventions agreement. Good reason is defined as (x) a material reduction of Dr. Sandage’s base salary unless such reduction occurs in connection with a company-wide decrease in executive compensation, (y) a material breach of the employment agreement by us; or (z) a material adverse change in his duties, authority, or responsibilities relative to his duties, authority, or responsibilities in effect immediately prior to such reduction.

In April 2011, we entered into an employment offer letter with Mr. Ritter, our senior vice president, finance, chief accounting officer and acting chief financial officer, which provides if we terminate Mr. Ritter without cause or he resigns for good reason, he will be entitled to: (i) severance payments at a rate equal to his base salary then in effect for a period of six months following his termination date and (ii) accelerated vesting of one-third of his stock option shares. In addition, if Mr. Ritter is terminated without cause within six months following a change in control, he will be entitled to an additional six months of severance payments (for a total of 12 months) and 100% of the shares subject to options and other equity awards granted to him will fully vest as of the date of his execution of a release in connection with such termination. Cause and good reason are defined as they are for Dr. Sandage and described in the preceding paragraph.

We have routinely granted and will continue to grant our named executive officers stock options under the 2007 plan. For a description of the change in control provisions in such equity incentive plan applicable to these stock options, see “—Equity Incentive Plans—2007 Stock Incentive Plan” below.

The following table sets forth potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control. The table below reflects amounts payable to our executive officers assuming their employment was terminated on December 31, 2010 and, if applicable, a change in control also occurred on such date. Because Dr. Sandage and Mr. Ritter were not executive officers during 2010 they are not included in the following table.

	Upon Termination without Cause or Resignation for Good Reason— No Change in Control			Upon Termination without Cause or Resignation for Good Reason— Change in Control
Name	Cash Severance	Value of Accelerated Vesting (1)	Total	Cash Severance	Value of Accelerated Vesting (1)	Total
Glenn Cooper, M.D.	$—	$—	$—	$—	$—	$—
Raymond J. Tesi, M.D. (2)	$210,000	$28,824	$238,824	$420,000	$86,472	$506,472
Gary G. Gemignani (3)	$175,000	$40,000	$215,000	$350,000	$120,000	$470,000

(1)	The value of accelerated vesting is equal to $1.96 per share (the assumed fair market value of a share of our common stock on December 31, 2010 for the purposes hereof), multiplied by the number of shares subject to accelerated vesting, less the stock option exercise price.
(2)	Dr. Tesi’s employment agreement provided that: (a) if he was terminated without Cause or resigned for Good Reason, not in connection with a change of control, he would have received 6 months of salary continuation and accelerated vesting of 1/3 of the number of options outstanding and (b) if he was terminated without Cause or resigned for Good Reason within in the 12 months following a Change of Control he would have received 12 months of salary continuation and accelerated vesting of 100% of the number of options outstanding. Dr. Tesi’s employment with us terminated effective as of September 2010, and, as of the date of this filing, Dr. Tesi is not eligible for payments upon a change in control.
(3)	Mr. Gemignani’s employment agreement provided that: (a) if he was terminated without Cause or resigned for Good Reason, not in connection with a change of control, he would have received 6 months of salary continuation and accelerated vesting of 1/3 of the number of options outstanding and (b) if he was terminated without Cause or resigned for Good Reason within in the 12 months following a Change of Control he would have received 12 months of salary continuation and accelerated vesting of 100% of the number of options outstanding. Mr. Gemignani’s employment with us terminated effective as of June 2011, and, as of the date of this filing, Mr. Gemignani is not eligible for payments upon a change in control.

Grants of Plan-Based Awards

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors taking into consideration independently-prepared valuation reports on the date of the grant. All stock options were granted under the 2007 plan.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2010. Because Dr. Sandage and Mr. Ritter were not executive officers during 2010 they are not included in the following table.

Name	Grant Date	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/share) (1)	Grant date fair value of option awards ($)(2)
Glenn L. Cooper, M.D.	10/05/2010	290,235	$1.37	$453,695

Raymond J. Tesi, M.D. (3)	10/05/2010	144,120	$1.37	$255,222

Gary Gemignani (4)	10/05/2010	200,000	$1.37	$312,640

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.
(2)	Amounts listed represent the aggregate fair value amount computed as of the grant date of each option and award during 2010 in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 14, Stock-Based Compensation, of the Notes to the Financial Statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is great than the exercise price of such stock options.
(3)	Dr. Tesi served as our president and chief executive officer from June 2007 to September 2010. Pursuant to Dr. Tesi’s separation agreement dated January 1, 2011, the vesting of 48,040 of such options were accelerated and all were exercised in March of 2011.
(4)	Mr. Gemignani served as our executive vice president, chief operating officer and chief financial officer from May 2010 to May 2011. Pursuant to Mr. Gemignani’s separation agreement dated June 3, 2011, the vesting of 75,000 of such options were accelerated, all of which are still outstanding as of June 30, 2011.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth certain information regarding all outstanding equity awards held by our named executive officers as of December 31, 2010. As of December 31, 2010, none of the options held by our named executive officers were exercisable. Because Dr. Sandage and Mr. Ritter were not executive officers during 2010 they are not included in the following table.

Name	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Glenn L. Cooper, M.D.	290,235	$1.37	10/04/2020	(1)

Raymond J. Tesi, M.D. (2)	144,120	$1.37	10/04/2020	(1)

Gary Gemignani (3)	200,000	$1.37	10/04/2020	(1)

(1)	1/3rd of the total of number of shares subject to each option vest on each annual anniversary of the applicable grant.
(2)	Dr. Tesi served as our president and chief executive officer from June 2007 to September 2010.
(3)	Mr. Gemignani served as our executive vice president, chief operating officer and chief financial officer from May 2010 to May 2011.

Option Exercises and Stock Vested

Our named executive officers did not exercise any stock option awards during the year ended December 31, 2010.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participate in or have account balances in qualified or non-qualified defined contribution plans or other nonqualified compensation plans sponsored by us.

Equity Incentive Plans

2007 Stock Incentive Plan

Our board of directors adopted and our stockholders approved our 2007 plan in June 2007 and January 2008, respectively. As of June 30, 2011, 58,040 shares of common stock have been issued under the 2007 plan pursuant to the exercise of options, 2,517,170 shares of common stock were issued as restricted stock awards under the 2007 plan and options to purchase an aggregate of 1,459,070 shares of common stock remain outstanding.

The purpose of the 2007 plan is to provide us with the flexibility to use shares, cash, options or other awards based on our common stock as part of an overall compensation package to provide performance-based compensation to attract and retain qualified personnel. We believe that awards under the 2007 plan may serve to broaden the equity participation of key employees and further link the long-term interests of management and stockholders. Awards under the 2007 plan include shares, cash, options, stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, options, stock appreciation rights, sales or bonuses of restricted stock, restricted stock units or dividend equivalent rights, and an award may consist of one such security or benefit, or two or more of them in any combination or alternative.

There are 6,000,000 shares of common stock reserved for issuance under the 2007 plan, of which 1,965,720 shares are available for issuance as of June 30, 2011.

Administration

The 2007 plan is administered by our board of directors or a committee designated by the board of directors. With respect to grants of awards to our officers or directors, the 2007 plan will be administered by our board of directors or a designated committee in a manner that permits such grants to be exempt from Section 16(b) of the Exchange Act. Grants of awards to covered employees as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), will be made only by a committee comprised solely of two or more directors eligible to serve on a committee making awards. The board of directors has the full authority to select recipients of the grants, determine the extent of the grants, establish additional terms, conditions, rules or procedures to accommodate rules or laws of applicable non-U.S. jurisdictions, adjust awards and to take any other action deemed appropriate; however, no action should be taken that is inconsistent with the terms of the 2007 plan.

Available Shares

Subject to adjustment upon certain corporate transactions or events, a maximum of 6,000,000 shares of our common stock may be issued under the 2007 plan. In addition, subject to adjustment upon certain corporate transactions or events, a participant in the 2007 plan may not receive awards with respect to more than 1,000,000 shares of common stock in any year (and an additional 500,000 shares in connection with a grantee’s commencement of continuous service). Any shares covered by an award which is forfeited, canceled or expires shall be deemed to have not been issued for purposes of determining the maximum aggregate number of shares which may be issued under the 2007 plan, except that the maximum aggregate number of shares which may be issued pursuant to the exercise of incentive stock options shall not exceed 6,000,000. Shares that actually have been issued under the 2007 plan pursuant to an award shall not be returned to the 2007 plan and shall not become available for future issuance under the 2007 plan. To the extent not prohibited by the listing requirements of any established stock exchange or national market system on which our common stock may be traded and any applicable law, any shares covered by an award which are surrendered (i) in payment of the award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an award shall be deemed not to have been issued for purposes of determining the maximum number of shares which may be issued pursuant to all awards under the 2007 plan, unless otherwise determined by the plan administrator.

Eligibility and Types of Awards

The 2007 plan permits us to grant stock awards, including stock options to our employees, directors and consultants and the employees, directors and consultants of PBS and its affiliates. A stock option may be an incentive stock option, within the meaning of section 422 of the Code, or a nonstatutory stock option. However, only employees may be granted incentive stock options.

Stock Options

Incentive and nonstatutory stock options are granted pursuant to option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of the stock options granted under the 2007 plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionholder may exercise any options vested as of the date of termination but only during the post-termination exercise period designated in the optionholder’s stock option agreement. The plan administrator may determine such other portion of the optionholder’s unvested award that may be exercised during the post-termination exercise period. The optionholder’s stock option agreement may provide that upon the termination of the optionholder’s relationship with us, for cause, the optionholder’s right to exercise its options shall terminate concurrently with the termination of the relationship. If an optionholder’s service relationship with us, or any of its affiliates, ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or beneficiary may exercise any vested options for a period of 12 months. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws or such longer period as specified in the stock option agreement but in no event beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) surrender of a promissory note acceptable to the plan administrator (subject to minimum interest provisions set forth in the 2007 plan) (c) a broker-assisted cashless exercise, (d) the tender of common stock previously owned by the optionholder, (e) a net exercise of the option, (f) past or future services rendered and (g) any other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under the 2007 plan may not exceed $100,000. No incentive stock option may be granted to any employee who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Awards and Restricted Stock

A stock award consists of the transfer by us to a participant of shares of common stock. The consideration for the shares to be issued shall be determined by the plan administrator. Shares of common stock acquired pursuant to a stock award may, but need not be, subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator.

Other Awards

In the case of other awards granted under the 2007 plan, the administrator has the authority to determine the exercise or purchase price, if any.

Corporate Transactions

Effective upon the consummation of a corporate transaction, all outstanding awards under the 2007 plan shall terminate. However, all such awards shall not terminate to the extent they are assumed in connection with the corporation transaction.

The plan administrator shall have the authority, exercisable either in advance of any actual or anticipated corporate transaction or change in control or at the time of an actual corporate transaction or change in control and exercisable at the time of the grant of an award under the 2007 plan or any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2007 plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a corporate transaction of change in control, on such term and conditions as the plan administrator may specify. The plan administrator shall also have the authority to condition any such award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the holder of the award within a specified period following the effective date of the corporate transaction or change in control. The plan administrator may provide that any awards so vested or released from such limitations in connection with a change in control, shall remain fully exercisable until the expiration or sooner termination of the award.

Amendment and Termination

Our board of directors may amend, suspend or terminate the 2007 plan as it deems advisable, except that it may not amend the 2007 plan in any way that would adversely affect a participant with respect to an award previously granted. In addition, our board of directors may not amend the 2007 plan without stockholder approval if such approval is then required pursuant to Section 422 of the Code, the regulations promulgated thereunder or the rules of any stock exchange or similar regulatory body.

Non-Executive Director Compensation

The following table and related footnotes show the compensation paid during the fiscal year ended December 31, 2010 to our non-executive directors. Because Messrs. Barrett and Rogers were not directors during 2010 they are not included in the following table.

Name	Fees Earned or paid in Cash	Option Awards (1)	All Other Compensation		Total
Jimmie Harvey, M.D. (2)	$10,000	$39,080	—		$49,080
J. Jay Lobell (3)	$10,000	$39,080	—		$49,080
Lindsay A. Rosenwald, M.D. (4)	$10,000	$39,080	—		$49,080
Eric K. Rowinsky, M.D. (5)	—	$337,459	$62,500	(6)	$399,959

(1)	Amounts listed represent the aggregate fair value amount computed as of the grant date of each option and award during 2010 in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 14, Stock-Based Compensation, of the Notes to Financial Statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(2)	The aggregate number of shares subject to Dr. Harvey’s outstanding option award as of December 31, 2010 was 25,000 shares. 1/3 of the total of number of shares subject to this option vest on each annual anniversary of the applicable grant date for so long as Dr. Harvey continues to serve on our board.
(3)	The aggregate number of shares subject to Mr. Lobell’s outstanding option award as of December 31, 2010 was 25,000 shares. 1/3 of the total of number of shares subject to this option vest on each annual anniversary of the applicable grant date for so long as Mr. Lobell continues to serve on our board.
(4)	The aggregate number of shares subject to Dr. Rosenwald’s outstanding option award as of December 31, 2010 was 25,000 shares. 1/3 of the total of number of shares subject to this option vest on each annual anniversary of the applicable grant date for so long as Dr. Rosenwald continues to serve on our board.
(5)	The aggregate number of shares subject to Dr. Rowinsky’s outstanding option award as of December 31, 2010 was 193,490 shares. 1/3 of the total of number of shares subject to this option vest on each annual anniversary of the applicable grant date for so long as Dr. Rowinsky continues to serve on our board.
(6)	Represents payments pursuant to a consulting agreement between us and Dr. Rowinsky.

In September 2010, we entered into a consulting agreement with Dr. Rowinsky, one of our directors, pursuant to which we granted an option to purchase 193,490 shares of common stock at an exercise price equal to $1.37, the fair market value at the time of grant, to Dr. Rowinsky in connection with his service as our vice chairman. In addition, Dr. Rowinsky is paid $250,000 per year for his services as our vice chairman.

In October 2010, our board of directors adopted a compensation program for our non-employee directors (“the Non-Employee Director Compensation Policy”). Pursuant to the Non-Employee Director Compensation Policy, each member of our board of directors who is not our employee and who is not otherwise receiving compensation from us pursuant to another arrangement, will receive an annual cash retainer of $30,000, payable quarterly, and received an initial option grant to purchase up to 25,000 shares of our common stock. Such stock options vest in three annual installments.

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also provide that we may advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us and secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Related Party Transactions

The following is a description of transactions since January 1, 2008 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation.”

Convertible Note and Equity Financings

2008 Bridge Financing

Between February 2008 and April 2008, we issued convertible promissory notes in an aggregate amount of $4.1 million (“2008 Notes”). The 2008 Notes bore interest at the rate of 8% to 10% per annum and, as extended, matured on September 30, 2010. Manchester Securities Corp. (“Manchester”), a holder of more than 5% of our capital stock, purchased $2.0 million principal amount of 2008 Notes. In April 2010, the 2008 Notes held by Manchester, together with accrued interest, were converted into 411,763 shares of our Series A Convertible Preferred Stock (“Series A shares”). Brookline, a holder of more than 5% of our capital stock, purchased $1.5 million principal amount of 2008 Notes. In April 2010, the 2008 Notes held by Brookline, together with accrued interest, were converted into 307,212 Series A shares.

2009 Bridge Financing.

Between July 2009 and September 2009, we issued convertible promissory notes in an aggregate amount of $3.5 million (“2009 Notes”). The 2009 Notes bore interest at the rate of 8% to 10% per annum and, as extended, matured on September 30, 2010.

2010 Series A Financing.

In April 2010 and August 2010, we issued an aggregate of 2,584,166 Series A shares for an aggregate purchase price of $21.7 million (not including the conversion of the 2008 Notes and the 2009 Notes) to investors (the “Series A Financing”). Lindsay A. Rosenwald, M.D., one of our directors and principal stockholders, and Brookline, a principal stockholder, purchased 98,164 and 328,963 Series A shares, respectively, for a purchase price of $8.39 per share.

2011 Series C Financing.

Between May 2011 and June 30, 2011, we issued an aggregate of 4,612,624 Series C shares for an aggregate purchase price of $25.8 million (the “Series C Financing”). The following table sets forth the number of Series C shares purchased by our officers, directors and principal stockholders in the Series C Financing:

Name	Number of Series C shares Purchased
Glenn L. Cooper, M.D.	30,000
Bobby W. Sandage, Jr., Ph.D.	10,000
Dale and Debra Ritter	5,000
Lindsay A. Rosenwald	214,669
Manchester Securities Corp. (2)	447,226

(1)	Additional detail regarding these stockholders and their equity holdings is provided in “Security Ownership of Certain Beneficial Owners and Management.”
(2)	Represents 178,890 Series C shares purchased by Elliot Associates and 268,336 purchased by Elliot International.

Asphelia Asset Purchase

In January 2011, we acquired certain assets of Asphelia relating to CNDO-201 pursuant to an asset purchase agreement. The consideration paid for the assets included the assumption of certain Asphelia liabilities and the issuance of 2,525,677 Series B shares. At the time of such acquisition, Mr. Lobell, one of our directors, was the chief executive officer and a director of Asphelia and Dr. Rosenwald, one of our directors and a principal stockholder, was a significant stockholder of Asphelia. One liability assumed from Asphelia was a 10% senior promissory note (the “PCP Note”) dated January 2009 issued by Asphelia to PCP, an entity whose managing member is Dr. Rosenwald, in the principal amount of $750,000. Interest on the PCP Note is at the rate of 10% per annum payable quarterly, in arrears, and the principal matures on the earliest of (i) December 31, 2013 and (ii) the consummation of a merger, share exchange or other similar transaction.

Other Loans

In December 2007, January 2008, February 2008, May 2009 and July 2009, we issued future advance promissory notes of $415,000 to Capretti Grandi, LLC, $415,000 to the LAR Family Trusts, and $1,391,000 to PBS, all entities affiliated with Dr. Rosenwald. In 2009, we repaid $600,000 of the principal and related interest of the PBS notes. All remaining principal and accrued interest on these promissory notes converted into Series A shares in connection with the first closing of the Series A Financing in April 2010.

In January 2009, May 2009 and June 2009, we issued 10% senior promissory notes to PCP, an entity affiliated with Dr. Rosenwald and Mr. Lobell, two of our directors, in the aggregate principal amount of $570,000. These promissory notes were repaid in full on September 30, 2010.

Placement Agency Agreements

Dr. Rosenwald is the chairman, chief executive officer and sole stockholder of PBC, which served as the placement agent for the offerings of our convertible debt and equity securities in 2008, 2009 and 2010. Pursuant to the engagement agreement for such prior offerings, PBC has a right of first refusal to act as the lead-finder, placement agent or other similar agent in relation to any securities offerings on our behalf during the 18-month period following the date of the final closing of the last offering for which it was our placement agent, which occurred on August 30, 2010. In connection with the provision of placement agency services by PBC for our Series A shares, we paid an aggregate of $2.2 million in cash fees and issued PBC warrants to purchase an aggregate of 258,418 shares of our common stock at an exercise price of $8.39 per share. In connection with the placement of our convertible debt, we paid Paramount $529,000 in cash and issued to PBC 90,226 warrants to purchase common stock at $9.229 per share. All of such warrants were subsequently transferred by PBC to other individuals and entities. PBC waived its right of first refusal to act as placement agent for our 2011 Series C Financing.

In October 2010, Dr. Rosenwald indirectly acquired a controlling interest in National Securities Corporation (“National”), which served as the placement agent for the Series C Financing in May and June 2011, through an investment in National Holdings Corporation, the 100% owner and parent of National. Dr. Rosenwald’s investment is through Opus, which beneficially owns approximately 23.6% of National Holdings Corporation. Dr. Rosenwald beneficially owns a 50% interest in Opus. In connection with this private placement, National received commissions of $2.6 million and five year warrants to purchase an aggregate of 461,263 Series C shares at an exercise price of $5.39 per share, which were subsequently transferred by National to other individuals and entities.

Services Agreements

From June 2006 to June 2008, PBS, of which Dr. Rosenwald is the sole member, provided us with certain drug development, professional, administrative and back office support services pursuant to a services agreement. In return for the services provided, we paid PBS $25,000 per month and reimbursed PBS for its actual out-of-pocket expenses of up to $5,000 per month. From July 2008 through June 2011, PBS contributed back office support at a determined value of $10,000 per quarter. In addition to Dr. Rosenwald, one of our non-employee directors, Mr. Lobell, is an employee, president and chief operating officer of PBS.

In 2010, we entered into consulting agreements with two of our directors, Drs. Cooper and Rowinsky, each as more fully described in “Executive and Director Compensation—Non-Employee Director Compensation.” The 2010 letter agreement with Dr. Cooper was superseded by the employment agreement we entered into with him in April 2010.

In July 2011, the board approved an employment agreement with Eli Renov, a nephew of Dr. Lindsay Rosenwald. Pursuant to the agreement, as compensation for providing certain international investor relations services, Mr. Renov receives a monthly salary of $12,500 and is eligible for a maximum discretionary bonus of 25% of his base salary. Mr. Renov was granted an option to purchase 30,000 shares of our common stock at an exercise price of $2.95 per share.

We have entered into employment arrangements with our executive officers, as more fully described in “Executive and Director Compensation—Executive Employment Agreements” and “—Potential Payments Upon Termination or Change in Control.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section entitled “Executive and Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in “Executive and Director Compensation—Limitation of Liability and Indemnification.”

Director Independence

Board Leadership Structure

Our board of directors has a chairman, Dr. Cooper, who has authority, among other things, to call and preside over board meetings to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the chairman has substantial ability to shape the work of the board of directors. We believe that separation of the positions of chairman and chief executive officer reinforces the independence of the board in its oversight of our business and affairs. In addition, we believe that having a separate board chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the board of directors to monitor whether management’s actions are in the best interests of us and our stockholders. As a result, we believe that having a separate board chairman can enhance the effectiveness of the board of directors as a whole.

Role of the Board in Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to the full board of directors, which also considers our risk profile. The audit committee and the full board of directors focus on the most significant risks we face and our general risk management strategies. While the board oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board leadership structure, which also emphasizes the independence of the board in its oversight of its business and affairs, supports this approach.

Board Committees

In July 2011, our board of directors established an audit committee comprised of Messrs. Rogers, Barrett and Lobell, each of whom is a non-employee member of the board of directors. Mr. Rogers serves as the chair of the audit committee. The audit committee operates under a charter approved by our board.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC will require in our annual proxy statement;

•	reviewing and providing oversight with respect to any related party transactions and monitoring compliance with a code of ethics that we will adopt;

•	reviewing our investment policy on a periodic basis; and

•	reviewing and evaluating, at least annually, the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that each member of the audit committee meets the financial literacy requirements under the applicable NYSE Amex or NASDAQ Stock Market rules and that Mr. Rogers’ employment experience qualifies him as an audit committee financial expert within the meaning of SEC rules and regulations.

Following the effectiveness of this Form 10, we expect to establish a compensation committee of the board that will be responsible for creating and recommending the compensation of our executive officers to our board of directors, overseeing our compensation and benefit plans and policies and administering our equity incentive plans.

Item 8. Legal Proceedings.

We are not party to any pending legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market information

There is no established public trading market in our common stock. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Equity Compensation Plans

We expect that in the future we will file a registration statement on Form S-8 under the Securities Act registering the common stock subject to outstanding options or reserved for issuance under our 2007 plan. That registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to grant of the underlying awards, vesting provisions and Rule 144 limitations applicable to our affiliates.

Holders

As of June 30, 2011, there were 7,028,059 shares of common stock outstanding, which were held by approximately 329 record stockholders. In addition, there were 4,357,885 Series A shares outstanding, which were held by approximately 269 record holders, there were 2,525,677 Series B shares outstanding, which were held by approximately 29 record holders and there were 4,612,624 Series C shares outstanding, which were held by approximately 343 record holders. As of June 30, 2011, each Series A share, Series B share and Series C share was convertible into one share of common stock.

As of the date of this Registration Statement, we have no present commitments to issue shares of our capital stock to any 5% holder, director or nominee, other than pursuant to the exercise of outstanding options and warrants as more fully set forth elsewhere in this Form 10.

Dividends

We have never paid cash dividends on any of our capital stock and currently intends to retain our future earnings, if any, to fund the development and growth of our business.

Stock Not Registered Under the Securities Act; Rule 144 Eligibility

Our common stock and convertible preferred stock, including our common stock and convertible preferred stock underlying outstanding options and warrants, have not been registered under the Securities Act. Accordingly, the shares of common stock and preferred stock issued and outstanding and the shares of common stock and preferred stock issuable upon the exercise of any options and warrants may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

Rule 144

Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 (“Rule 144”) or Rule 701 (“Rule 701”) of the Securities Act, subject to the requirements described below. “Restricted Securities,” as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701. Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, as in effect on the date of this Form 10, after the effectiveness of this Form 10.

Affiliates

Affiliates will be able to sell their shares under Rule 144 beginning 90 days after the effectiveness of this Form 10, subject to all other requirements of Rule 144. In general, under Rule 144, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

Non-Affiliates

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this Form 10. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 upon the effectiveness of this Form 10.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this Form 10, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this Form 10 before selling their shares under Rule 701.

Securities Authorized for Issuance Upon the Exercise of Warrants

As of June 30, 2011, there were outstanding warrants to purchase the following shares of our capital stock:

Description	Number of shares subject to such warrants	Weighted-average exercise price of such warrants
Common Stock	527,535	$7.18
Series C Convertible Preferred Stock	461,263	$5.59

For more information about the material terms of these warrants, please see “Item 11. Description of Registrant’s Securities to be Registered.”

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans as of December 31, 2010. There are no equity compensation plans that have not been approved by our security holders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,132,110	$1.37	2,350,720

Item 10. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold or issued for services by us since January 2008:

(1)	Between February 2008 and April 2008, we issued convertible promissory notes in an aggregate amount of $4,070,000 to investors. These notes, plus accrued interest, converted into 835,724 Series A shares in April 2010.

(2)	In February 2008, in connection with the placement of the 2008 Notes, we issued warrants to purchase an aggregate of 48,510 shares of our common stock with an exercise price of $9.229 per share. These warrants were initially issued to PBC. PBC subsequently transferred these warrants to other entities and individuals.

(3)	In January 2009, May 2009 and June 2009, in connection with borrowings under 10% senior promissory notes, we issued warrants to purchase an aggregate of 27,175 shares of our common stock with an exercise price of $9.229 per share to PCP.

(4)	Between July 2009 and September 2009, we issued convertible promissory notes in an aggregate principal amount of $3,500,000 to investors. These notes, plus accrued interest, converted into 628,755 Series A shares in April 2010.

(5)	In July 2009, in connection with the placement of convertible promissory notes in the 2009 bridge financing, we issued warrants to purchase an aggregate of 41,716 shares of our common stock with an exercise price of $9.229 per share. These warrants were initially issued to PBC, which acted as the exclusive placement agent for the 2009 bridge financing. PBC subsequently transferred these warrants to other entities and individuals.

(6)	In April 2010, May 2010, June 2010, July 2010 and August 2010, we issued an aggregate of 2,584,166 Series A shares to investors for an aggregate purchase price of $21.7 million (not including the conversion of the bridge notes referenced in items (1) and (4) above).

(7)	In April 2010, May 2010, June 2010, July 2010 and August 2010, in connection with the placement of the Series A shares, we issued warrants to purchase an aggregate of 258,418 shares of our common stock with an exercise price of $8.39 per share. These warrants were initially issued to PBC, which acted as the exclusive placement agent for the Series A Financing. PBC subsequently transferred these warrants to other entities and individuals.

(8)	In November 2010, in connection with the engagement of Coltin Securities, Inc. for placement agency services, we issued to Coltin a warrant to purchase 41,716 shares of common stock with an exercise price of $9.23 per share.

(9)	In January 2011, we acquired certain assets of Asphelia relating to CNDO-201 pursuant to an asset purchase agreement. The consideration paid for the assets included the issuance of 2,525,677 Series B shares to Asphelia. These shares have been or will be distributed to Asphelia’s designees.

(10)	In February 2011, we issued warrants to purchase an aggregate of 50,000 shares of our common stock with an exercise price of $1.37 per share to two individuals as compensation for services rendered and related to CNDO-201.

(11)	In March 2011, we issued a warrant to purchase up to an aggregate of 60,000 shares of common stock with an exercise price of $1.37 per share to our former corporate secretary, as partial compensation under a consulting agreement.

(12)	In May 2011 and June 2011, we issued an aggregate of 4,612,624 Series C shares for an aggregate purchase price of $25.8 million.

(13)	In May 2011 and June 2011, in connection with the Series C Financing in (12) above, we issued warrants to purchase 461,263 Series C shares with an exercise price of $5.59 per share. These warrants were issued to National Securities Corporation, which acted as the exclusive placement agent for the Series C Financing.

(14)	From January 1, 2008 to June 30, 2011, we granted stock options under our 2007 plan to purchase an aggregate of 1,517,110 shares of our common stock (net of cancellations) to our employees, directors and consultants, having exercise prices ranging from $1.37 to $2.69 per share. Of these, options to purchase 58,040 shares of common stock have been exercised through June 30, 2011 for aggregate consideration of $79,515, each at an exercise price of $1.37 per share.

(15)	In July 2009, we issued 5,000 shares of common stock to a consultant as compensation for services rendered.

(16)	In April 2010, we issued 23,836 shares of common stock to a consultant as compensation for services rendered.

(17)	From 2006 until March 2010, we issued promissory notes in the aggregate principal amount of $1,621,000 to three related parties. In April 2010, these notes, plus accrued interest, were converted into 309,240 Series A shares.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (15), (16) and (17) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers, sales and issuances of the securities described in paragraph (14) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2007 plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 11. Description of Registrant’s Securities to be Registered.

Common Stock

As of June 30, 2011, we had 50,000,000 authorized shares of common stock, par value $0.001 per share.

As of June 30, 2011, there were 7,028,059 shares of common stock outstanding. As of June 30, 2011, there were 1,986,605 shares of common stock subject to outstanding options and warrants and 11,957,449 shares of common stock issuable upon conversion of outstanding preferred stock and warrants to purchase Series C shares. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

Registration Rights

Holders of our Series A shares, Series B shares and Series C shares have the right to require us to register with the SEC the shares of common stock issuable upon conversion of such preferred stock so that those shares of common stock may be publicly resold, or to include those shares in any registration statement we file. In addition, certain holders of our outstanding warrants to purchase common stock and the holders of warrants to purchase preferred stock have the right to require us to register the shares of common stock underlying such warrants for resale to the public. The shares of common stock issuable upon conversion of the outstanding shares of preferred stock, and the shares of common stock issuable upon the exercise of the outstanding warrants which include such registration rights are hereinafter referred to as the “Underlying Securities.”

Demand registration rights. At any time beginning 180 days after the earlier of (i) the effective date of an initial offering of our equity securities pursuant to an effective registration statement and (ii) the first date on which the common stock trades on a national securities exchange or an Over-the-Counter Bulletin Board, the holders of at least a majority of the Underlying Securities having registration rights have the right to demand that we file one registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares of Underlying Securities included in any such registration under certain circumstances.

Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, each holder of shares of Underlying Securities having registration rights has the right to demand that we file no more than one registration statement for the holders on Form S-3 in any 12-month period so long as the aggregate offering price, before any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $5,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” registration rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of registration. We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights. The registration rights described above will terminate, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144 promulgated under the Securities Act in a single transaction without registration or any other restrictions.

Registration rights applicable to Series C shares and certain other stockholders. In addition to the registration rights set out above, we have agreed that, within 60 days of the first day that shares of our capital stock are registered pursuant to Section 12 of the Exchange Act (the “Public Date”), we shall file a resale registration statement covering the resale of all shares of common stock issuable upon conversion of the Series C shares (or less than all, if we are limited in the number of shares that we can include on such resale registration statement by regulation or the requirements of any exchange), and use our commercially reasonable efforts to have the registration statement declared effective within 120 days after the Public Date. The agreement provides for us to pay liquidated damages equal to 1% of the purchase price per month, up to a maximum of 10%, in the event we fail to file the registration statement within the 60 day time period.

We intend to file a registration statement on Form S-1 under the Securities Act shortly following the effectiveness of this Form 10 to permit the resale of the shares of common stock underlying our outstanding preferred stock. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by holders of these shares could adversely affect the trading prices, if any, of our common stock.

Information Rights

Each holder of our Series A shares who previously held 2008 Notes and 2009 Notes with an aggregate principal amount of at least $2,000,000 (of which there is currently only one, the “Entitled Holder”) is entitled to information rights with respect to us for so long as such holder beneficially owns at least five percent of our issued and outstanding voting securities, determined on an as-if-converted-to-common-stock basis. Such Entitled Holder is generally entitled to access to our properties, books and records, quarterly and annual financial statements and other miscellaneous documents. Such information rights are subject to confidentiality obligations and will terminate on the date upon which we become subject to the periodic reporting requirements of the Exchange Act.

Participation Rights

Pursuant to an agreement between us and Manchester, Manchester has a participation right to purchase its pro rata percentage of any equity securities (subject to customary exceptions) issued by us until the date that is 18 months after Manchester’s stock is registered for resale under the Securities Act. The “pro rata percentage” is equal to the ratio of (a) the number of shares of our capital stock which Manchester is deemed to beneficially own immediately prior to the issuance of such equity securities, to (b) the total number of shares of our common stock outstanding (including all shares of common stock issued or issuable upon conversion of the preferred stock or upon the exercise of any outstanding warrants or options) immediately prior to the issuance of the equity securities. In lieu of giving notice to Manchester prior to the issuance of equity securities, we may elect to give notice to such stockholder within ten (10) days after the issuance of equity securities. In that case, Manchester shall have ninety (90) days from the date of receipt of such notice to elect to purchase up to the number of shares that would, if purchased by it, maintain such it’s pro rata share of our equity securities after giving effect to all such purchases.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in control of our company. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.

Our amended and restated certificate of incorporation permits our board of directors to issue preferred stock. We could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of our existing preferred stock and our existing preferred stock and common stock. Our current stockholders have no redemption rights. In addition, as we have a large number of authorized but unissued shares, our board of directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203, subject to specific exceptions, prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•

on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

•	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the interested stockholder; and

•	the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock.

The provisions of Section 203 could encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also could have the effect of preventing changes in our management or could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Item 12. Indemnification of Directors and Officers.

Amended and Restated Bylaws

Pursuant to our amended and restated bylaws, our directors and officers will be indemnified to the fullest extent allowed under the laws of the State of Delaware for their actions in their capacity as our directors and officers.

We must indemnify any person made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (“Proceeding”) by reason of the fact that he is or was a director, against judgments, penalties, fines, settlements and reasonable expenses (including attorney’s fees) (“Expenses”) actually and reasonably incurred by him in connection with such Proceeding if: (a) he conducted himself in good faith, and: (i) in the case of conduct in his own official capacity with us, he reasonably believed his conduct to be in our best interests, or (ii) in all other cases, he reasonably believes his conduct to be at least not opposed to our best interests; and (b) in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful.

We must indemnify any person made a party to any Proceeding by or in the right of us, by reason of the fact that he is or was a director, against reasonable expenses actually incurred by him in connection with such proceeding if he conducted himself in good faith, and: (a) in the case of conduct in his official capacity with us, he reasonably believed his conduct to be in our best interests; or (b) in all other cases, he reasonably believed his conduct to be at least not opposed to our best interests; provided that no such indemnification may be made in respect of any proceeding in which such person shall have been adjudged to be liable to us.

No indemnification will be made by unless authorized in the specific case after a determination that indemnification of the director is permissible in the circumstances because he has met the applicable standard of conduct.

Reasonable expenses incurred by a director who is party to a proceeding may be paid or reimbursed by us in advance of the final disposition of such Proceeding in certain cases.

We have the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent or is or was serving at our request as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the amended and restated bylaws.

Delaware Law

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or preceding that may result in a claim for indemnification.

We have an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.

The information required by this item may be found beginning on page F-1 of this Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements filed as part of this registration statement:

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2010 and 2009.

Consolidated Statements of Operations for the year ended December 31, 2010, 2009 and 2008.

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit at December 31, 2010,

2009, 2008, 2007 and 2006.

Consolidated Statements of Cash Flows for the year ended December 31, 2010, 2009 and 2008.

Notes to Consolidated Financial Statements as of December 31, 2010 and 2009.

Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010.

Condensed Consolidated Statements of Operations for the six months ended June 30, 2011 and 2010.

Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

Period from June 28, 2006 through June 30, 2011.

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010.

Notes to Condensed Consolidated Financial Statements.

(b) Exhibits.

See the Exhibit Index attached hereto which is incorporated by reference.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Coronado Biosciences, Inc.

(a development stage enterprise)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Coronado Biosciences, Inc. and its subsidiary (a development stage enterprise) at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 and, cumulatively, for the period from June 28, 2006 (date of inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey

July 15, 2011

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Consolidated Balance Sheets

($ in thousands)

	As of December 31,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$14,862	$1,510
Prepaid and other current assets	55	5

Total current assets	14,917	1,515

Computer equipment, net of accumulated depreciation	22	15
Deferred financing costs	—	157

Total Assets	$14,939	$1,687

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$476	$628
Accounts payable – related party	46	—
Accrued expenses	1,037	525
Senior convertible notes	—	7,570
Interest payable – senior convertible notes	—	795
Notes payable – related parties	—	1,319
Interest payable – related parties	—	252
PCP Interest payable – related party	—	38
Borrowings under line of credit	—	80

Total current liabilities	1,559	11,207

PCP Notes payable – related party	—	570

Total Liabilities	1,559	11,777

Commitments and Contingencies (Note 6)

Convertible Preferred Stock Series A, $.001 par value, 10,000,000 shares authorized 4,357,885 shares issued and outstanding at December 31, 2010, net of issuance costs (liquidation value of $54,844 at December 31, 2010). At December 31, 2009, no issued or outstanding shares.	29,277	—

Stockholders’ Deficit:
Common Stock, $.001 par value, 50,000,000 shares authorized, 4,791,102 shares issued and outstanding at December 31, 2010. At December 31, 2009, 30,000,000 share authorized and 4,767,266 shares issued and outstanding.	5	5
Additional paid-in capital	4,312	137
Deficit accumulated during the development stage	(20,214)	(10,232)

Total Stockholders’ Deficit	(15,897)	(10,090)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$14,939	$1,687

The accompanying notes are an integral part of these consolidated financial statements.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Consolidated Statements of Operations

($ in thousands except per share amounts)

	For the Year Ended December 31,			Period from June 28, 2006 (Date of Inception) to December 31, 2010
	2010	2009	2008
Operating expenses:
Research and development	$8,341	$2,270	$2,895	$15,959
General and administrative	900	343	348	1,859

Loss from operations	(9,241)	(2,613)	(3,243)	(17,818)

Interest income	61	—	18	79
Interest expense, net	(1,535)	(1,053)	(573)	(3,208)
Other income	733	—	—	733

Net loss	$(9,982)	$(3,666)	$(3,798)	$(20,214)

Basic and diluted net loss per common share	$(2.24)	$(1.01)	$(1.39)

Weighted average common shares outstanding – basic and diluted	4,453,786	3,612,769	2,731,212

The accompanying notes are an integral part of these consolidated financial statements.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

($ in thousands)

	Preferred stock		Common stock		Additional paid-in capital	Deficit accumulated during development stage	Total stockholders’ (deficit)
	Shares	Amount	Shares	Amount
Balances at June 28, 2006 (Date of Inception)	—	$—	—	$—	$—	$—	$—

Net loss	—	—	—	—	—	(123)	(123)

Balances at December 31, 2006	—	—	—	—	—	(123)	(123)

Issuance of Common Stock to founders		—	2,125,096	2	—	—	2
Issuance of restricted Common Stock to non-employees	—	—	2,180,000	2	—	—	2
Issuance of restricted Common Stock to employees		—	457,170	1	—	—	1
Stock-based compensation expense		—	—	—	13	—	13
Net loss	—	—	—	—	—	(2,645)	(2,645)

Balances at December 31, 2007	—	—	4,762,266	5	13	(2,768)	(2,750)

Stock-based compensation expense	—	—	—	—	25	—	25
Contribution of services by stockholder	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	(3,798)	(3,798)

Balances at December 31, 2008	—	—	4,762,266	5	58	(6,566)	(6,503)

Issuance of Common Stock to non-employees for services	—	—	5,000	—	—	—	—
Stock-based compensation expense	—	—	—	—	39	—	39
Contribution of services by stockholder	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	(3,666)	(3,666)

Balances at December 31, 2009	—	—	4,767,266	5	137	(10,232)	(10,090)

Issuance of Convertible Preferred Stock Series A for cash	2,584,166	21,681	—	—	—	—	—
Issuance of Convertible Preferred Stock Series A upon conversion of debt and accrued interest	1,773,719	10,508	—	—	—	—	—
Costs related to issuance of Series A Convertible Preferred Stock, including the fair value of Common Stock warrants	—	(2,912)	—	—	621	—	621
Reclassification of warrant liability at fair value	—	—	—	—	234	—	234
Change in fair value of embedded conversion feature related to the Related Party Notes and Senior Convertible Notes	—	—	—	—	831	—	831
Issuance of Common Stock to non-employees for services	—	—	23,836	—	82	—	82
Issuance of Common Stock warrants to non-employees for services	—	—	—	—	38	—	38
Stock-based compensation expense	—	—	—	—	2,329	—	2,329
Contribution of services by stockholder	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	(9,982)	(9,982)

Balances at December 31, 2010	4,357,885	$29,277	4,791,102	$5	$4,312	$(20,214)	$(15,897)

The accompanying notes are an integral part of these consolidated financial statements.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Consolidated Statements of Cash Flows

($ in thousands)

	For the Year Ended December 31,			Period from June 28, 2006 (Date of Inception) to December 31, 2010
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(9,982)	$(3,666)	$(3,798)	(20,214)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	2,329	39	25	2,405
Noncash interest	236	493	302	1,031
Noncash interest – related parties	34	101	105	286
Contribution of services by stockholder	40	40	20	100
Issuance of Common Stock to non-employee for services	82	—	—	83
Change in fair value of common stock warrant liability	234	—	—	234
Change in fair value of embedded conversion feature	831	—	—	831
Issuance of Common Stock warrants to non-employee for services	38	—	—	38
Amortization of deferred financing costs	157	415	166	737
Depreciation expense	6	5	5	19
Changes in operating assets and liabilities:
Other current assets	(51)	203	(119)	(55)
Interest payable – related parties	(38)	38	—	—
Accounts payable and accrued expenses-related parties	46	—	—	46
Accounts payable and accrued expenses	361	(19)	(229)	1,513

Net cash used in operating activities	(5,677)	(2,351)	(3,523)	(12,946)

Cash flows from investing activities:
Purchase of computer equipment	(13)	(2)	—	(41)

Net cash used in investing activities	(13)	(2)	—	(41)

Cash flows from financing activities:
Proceeds from PCP notes payable – related party	—	570	—	570
Payment of PCP notes payable – related party	(570)	—	—	(570)
Proceeds from notes payable – related parties	302	90	316	2,221
Proceeds from issuance of Convertible Preferred Stock Series A	21,681	—	—	21,681
Payment of costs related to the issuance of Convertible Preferred Stock Series A	(2,291)	—	—	(2,291)
Proceeds from borrowings under line of credit	—	40	40	80
Payment of line of credit	(80)	—	—	(80)
Proceeds from Senior Convertible Notes	—	3,500	4,070	7,570
Payment of debt issue costs	—	(344)	(381)	(737)
Payment of notes payable – related parties	—	—	(600)	(600)
Proceeds from issuance of Common Stock	—	—	—	5

Net cash provided by financing activities	19,042	3,856	3,445	27,849

Increase / (decrease) in cash and cash equivalents	13,352	1,503	(78)	14,862
Cash and cash equivalents – beginning of period	1,510	7	85	—

Cash and cash equivalents – end of period	$14,862	$1,510	$7	$14,862

Supplemental disclosure of cash flow information:
Cash paid for interest	$81	$7	$—	$88

Supplemental disclosure of non-cash financing and investing activities:
Issuance of Common Stock warrants related to the Convertible Preferred Stock Series A financing	$621	$—	$—	$621
Conversion of Senior Convertible Notes into Convertible Preferred Stock Series A	8,601	—	—	8,601
Conversion of notes payable – related parties into Convertible Preferred Stock Series A	1,907	—	—	1,907

The accompanying notes are an integral part of these consolidated financial statements.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

1.	Organization and Description of Business

Coronado Biosciences, Inc. (the “Company”), incorporated in Delaware on June 28, 2006 (date of inception), is a development-stage biopharmaceutical company focused on novel immunotherapy agents for the treatment of autoimmune diseases and cancer.

Development-Stage Risks and Liquidity

The Company is a development-stage enterprise. Activities to date include development of key compounds, establishing pre-commercial relationships, hiring qualified personnel and raising capital to fund operations. We continue to report as a development stage enterprise since planned principal operations have not yet commenced. Since inception, no revenue has been recognized and the Company has incurred net losses and negative cash flows from operations.

The Company has incurred losses and experienced negative operating cash flows since inception and has an accumulated deficit during the development stage of $20.2 million as of December 31, 2010. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates. To date, the Company’s operations have been funded primarily by issuing equity securities and debt. During 2010, the Company issued 4,357,885 shares of Series A Convertible Preferred Stock resulting in gross proceeds to the Company of $21.7 million (see Note 11). All debt securities have either been repaid or converted into shares of Series A Convertible Preferred Stock as of December 31, 2010. Between May 2011 and July 2011, the Company issued 4,612,624 shares of Series C Convertible Preferred Stock resulting in net proceeds to the Company of approximately $22.8 million (see Note 17). Management believes that cash and cash equivalents on hand, including cash raised in the Series C Preferred Stock financing (see Note 17) are sufficient to sustain operations through 2012 based on its existing business plan and given the ability to control the timing of significant expense commitments.

The Company expects to incur substantial expenditures in the foreseeable future for the research, development and potential commercialization of its product candidates. The Company will require additional financing to develop, obtain regulatory approvals, fund operating losses, and, if deemed appropriate, establish manufacturing, sales and marketing capabilities. The Company will seek funds through public or private equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to the Company on acceptable terms or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts and pursue merger or acquisition strategies.

Operations of the Company are subject to certain risks and uncertainties, including, among others, uncertainty of product candidate development; technological uncertainty; dependence on collaborative partners; uncertainty regarding patents and proprietary rights; regulatory approvals and other comprehensive government regulations; having no commercial manufacturing experience, marketing or sales capability or experience; and dependence on key personnel. Any significant delays in the development or marketing of products could have a material adverse effect on our business and financial results.

The Company sources certain critical components from single source suppliers. If the Company is required to purchase these components from an alternative source, it could adversely affect development of the Company’s product candidates.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Innmune Limited. All intercompany balances and transactions have been eliminated.

Use of Estimates

The Company’s consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. The Company’s significant estimates include, but are not limited to, useful lives assigned to long-lived assets, the valuation of Common and Preferred Stock, Common Stock warrants, stock options, accrued expenses, provisions for income taxes and contingencies. Due to the uncertainly inherent in such estimates, actual results may differ from our estimates.

Segment Reporting

The Company operates as one segment, in which management uses one measure of profitability, and all of the Company’s assets are located in the United States of America. The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not have separately reportable segments.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and certain highly liquid investments with original maturities of less than three months. The Company maintains balances at financial institutions which may exceed Federal Deposit Insurance Corporation insured limits.

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. The estimated useful life of computer equipment is five years.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s Senior Convertible Notes, PCP Notes and Related Party Notes were capitalized at the inception of the notes and amortized over the appropriate expected life based on the terms of the respective note. Financing costs incurred in connection with the Company’s Series A Convertible Preferred Stock offering were recorded as a reduction to its carrying value.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. There have been no such impairments of long-lived assets to date.

Research and Development

Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made. Upfront and milestone payments due to third parties that perform research and development services on the Company’s behalf will be expensed as services are rendered or when the milestone is achieved. Costs incurred in obtaining technology licenses are charged to research and development expense if the technology licensed has not reached technological feasibility and has no alternative future use.

Research and development costs primarily consist of personnel related expenses, including salaries, benefits, travel, and other related expenses, stock-based compensation, payments made to third party contract research organizations for preclinical studies, investigative sites for clinical trials, consultants, costs associated with regulatory filings and patents, laboratory costs and other supplies.

Government Grant

The Company received a grant under the Therapeutic Discovery Project in 2010 for a total of $733,000. The Company accounted for this government grant as other income in the consolidated statement of operations.

Contingencies

The Company records accruals for contingencies and legal proceedings expected to be incurred in connection with a loss contingency when it is probable that a liability has been incurred and the amount can be reasonably estimated.

If a loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Stock-Based Compensation

The Company expenses stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards and considering estimated forfeiture rates. For stock-based compensation awards to nonemployees, the Company remeasures the fair value of the nonemployee awards at each reporting period prior to vesting and finally at the vesting date of the award. Changes in the estimated fair value of these nonemployee awards are recognized as compensation expense in the period of change.

Determining the appropriate fair value of stock-based awards requires the use of subjective assumptions. In the absence of a public trading market of the Company’s Common Stock, the Company commenced periodic contemporaneous assessments of the valuation of the Company’s Common Stock. These valuations were performed concurrently with the achievement of significant milestones or with major financing. The Company considered numerous objective and subjective factors, including but not limited to the following factors:

•	Arms length private transactions involving the Company’s Convertible Preferred Stock;

•	Financial and operating performance;

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

•	Market conditions;

•	Developmental milestones achieved;

•	Business risks; and

•	Management and board experience.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax effects attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company establishes a valuation allowance if it is more likely than not that the deferred tax assets will not be recovered based on an evaluation of objective verifiable evidence. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit.

Comprehensive Loss

The Company’s comprehensive loss is equal to its net loss.

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05 Presentation of Comprehensive Income which requires changes in stockholders equity be presented either in a single continuous statement of comprehensive income or in two separate statements. The amendment is effective for periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-04 Amendments to achieve common fair value measurement and disclosure requirements in US GAAP and IFRS. This amendment changes wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information at fair value. The amendment is effective for periods beginning after December 15, 2011.

3.	Net Loss Per Common Share

The Company calculates earnings loss per share using the two-class method, which is an earnings allocation formula that determines earnings per share for Common Stock and participating securities according to dividends declared and non-forfeitable participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Holders of the Series A Convertible Preferred Stock are entitled to a dividend equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock. Additionally, holders of restricted Common Stock are entitled to all cash

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

dividends, when declared, and such dividends are non-forfeitable. The participating securities do not have a contractual obligation to share in any losses of the Company. As a result, net losses are not allocated to the participating securities for any of the periods presented.

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for Common Stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and common share equivalents outstanding for the period. For purposes of this calculation, Common Stock equivalents are only included in the calculation of diluted net loss per share when the effect is dilutive.

A calculation of basic and diluted net loss per share follows:

($ in thousands except per share amounts)	For the Year Ended December 31,
	2010	2009	2008
Historical net loss per share:
Numerator
Net loss attributed to common stockholders	$(9,982)	$(3,666)	$(3,798)

Denominator
Weighted-average common shares outstanding –
Denominator for basic and diluted net loss per share	4,453,786	3,612,769	2,731,212

Basic and diluted net loss per share attributed to common stockholders	$(2.24)	$(1.01)	$(1.39)

The Company’s potential dilutive securities which include convertible debt, convertible preferred stock, unvested restricted stock, stock options, and warrants have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average Common Stock outstanding used to calculate both basic and diluted net loss per share are the same.

The following shares of potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as the effect of including such securities would be antidilutive:

	As of December 31,
	2010	2009	2008
Series A Convertible Preferred Stock	2,601,812	—	—
Unvested restricted Common Stock	327,385	1,151,997	2,031,054
Warrants to purchase Common Stock	143,637	—	—
Senior Convertible Note warrants	90,226	63,963	40,085
PCP note warrants	27,175	21,871	—
Option to purchase Common Stock	292,747	—	—

	3,482,982	1,237,831	2,071,139

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

4.	Computer Equipment

Computer equipment consisted of the following:

($ in thousands)	As of December 31,
	2010	2009
Computer equipment	$41	$28
Less: Accumulated depreciation	(19)	(13)

Computer equipment, net	$22	$15

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 and the period from inception to December 31, 2010 was $6,000, $5,000, $5,000 and $19,000, respectively, and was recorded as general and administrative expense in the consolidated statement of operations.

5.	Accrued Expenses

Accrued expenses consisted of the following:

($ in thousands)	As of December 31,
	2010	2009
Salaries, bonuses and related benefits	$553	$289
Professional fees	309	130
Research and development expenses	143	95
Other	32	11

Total accrued expenses	$1,037	$525

For the year ended December 31, 2010, the Company incurred costs related to the termination of certain employees, including wages and other related employment benefits of $225,000, which was recorded as a component of research and development expenses in the consolidated statement of operations. At December 31, 2010, an accrued liability of $210,000 remained for future payments of severance costs and is included in salaries, bonuses and related benefits above.

6.	Commitments and Contingencies

Operating Lease Obligations

In October 2010, the Company entered into a three month agreement for office facilities under an operating lease. The agreement contains a recurring renewal clause for a period of three months unless either party provides 60 days’ notice.

The Company recognizes rent expense on a straight-line basis over the non-cancellable lease term. Rent expense for the years ended December 31, 2010 and 2009 was $97,000 and $2,000, respectively. The Company did not have any leased facilities prior to 2009.

Indemnification

In accordance with its Certificate of Incorporation and bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance to address such claims.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Legal Proceedings

In the ordinary course of business, the Company and its subsidiaries may be subject to both insured and uninsured litigation. Suits and claims may be brought against the Company by customers, suppliers and/or third parties (including tort claims for personal injury and property damage) alleging deficiencies in performance, breach of contract, etc., and seeking resulting alleged damages. At December 31, 2010 and 2009, no claims have been brought by and against the Company and its subsidiary.

7.	Employee Benefit Plans

On January 1, 2008, the Company adopted a defined contribution (401k) plan which allows employees to contribute up to a percentage of their compensation, subject to IRS limitations and provides for a discretionary Company match up to a maximum of 4% of employee compensation. As of December 31, 2010 the Company has elected not to pay discretionary matching contributions.

8.	Fair Value Measurement

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company valued its warrant liabilities using a binomial option pricing model (see Note 13).

The Company’s only financial instrument that was measured at fair value as of December 31, 2009 was its related party notes of $1.3 million and was determined to be a level 3 liability within the fair value hierarchy. There were no assets or liabilities that were required to be measured at fair value as of December 31, 2010.

Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature, such as cash and cash equivalents, prepaid expenses, other current assets, other long-term assets, accounts payable, accrued

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

expenses and other current liabilities. The carrying amount of the Company’s debt obligations approximate fair value based on the short term duration and interest rates available on similar borrowings.

9.	Related Party Transactions

Services Agreement

In November 2006, the Company entered into a consulting contract with Paramount BioSciences, LLC, (“PBS”) an affiliate of a significant stockholder and director of the Company, under which PBS provided certain drug development, professional, administrative and accounting services. Total fees for the period from inception to December 31, 2010 were $550,000.

Placement Agent

Paramount BioCapital, Inc. (“PBC”), an affiliate of a significant stockholder and director of the Company, acted as placement agent for the private placement of the Company’s Senior Convertible Notes, PCP Notes, and Series A Convertible Preferred Stock (see Notes 11 and 12). For the services rendered, PBC received cash payment for commissions and reimbursement of expenses as well as warrants to purchase common shares (see Notes 11 and 14).

Other Related Parties

One of the Company’s principal stockholders and a director of the Company who is also director and chairman, chief executive officer and a significant stockholder of PBS and PBC, beneficially owns approximately 25.7% of the Company’s issued and outstanding capital stock. In addition, certain trusts established for the benefit of this principal stockholder and director’s family members beneficially own an aggregate of approximately 11.9% of the Company’s outstanding capital stock.

A non-employee director and one of the Company’s previous officers are or were employees of PBS.

See Note 10 for related party debt instruments and Note 13 for related party warrant issuances.

10.	Debt

Total outstanding debt consisted of the following:

($ in thousands)	As of December 31,
	2010	2009
Related party notes	$—	$1,319
PCP notes	—	570
Senior Convertible Notes	—	7,570
Line of credit facility	—	80

Total outstanding debt	—	9,539
Less: current portion	—	(8,969)

Total long-term debt	$—	$570

During 2010, the PCP Notes and the Line of credit facility were repaid and all other debt was converted to Series A Convertible Preferred Stock.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Related Party Notes

The Company issued a series of 8% promissory notes to related parties for expenses paid on behalf of the Company as well as advances made directly to the Company (collectively, the “Related Party Notes”). On June 28, 2006, the Company issued a four-year promissory note payable to PBS (the “PBS Note”). PBS is a related party given common ownership by the Company’s largest shareholder and director. On July 30, 2007 and January 17, 2008, the Company issued three-year promissory notes which were payable to trusts established for the benefit of the family of the sole member of PBS and one of the Company’s largest shareholders and a director (the “First Trust Note” and “Second Trust Note”).

The Related Party Notes mature and were payable on the respective stated maturity date or upon the occurrence of certain events defined in the agreement. Certain events include either the consummation of an equity financing in which gross proceeds to the Company equal or exceed 250% of the outstanding principal amount, an initial public offering or a sale of the Company. On September 4, 2008, the Company amended the Related Party Notes to provide that all unpaid principal and accrued interest shall be automatically converted into the Company’s Common Stock upon the initial closing of a private placement of the Company’s Common Stock at a conversion price equal to 100% of the lowest price paid by investors of the offering. On July 7, 2009, the Company amended the Related Party Notes to change the maturity date to February 20, 2010 and provide that all unpaid principal and accrued interest shall be automatically converted upon the occurrence of one of the following events:

(1) Qualified Financing

All unpaid principal and unpaid accrued interest on the Related Party Notes shall be automatically converted into the Company’s equity securities issued in the Company’s next equity financing (or series of related equity financings) greater than $10 million at a conversion price equal to 75% of the lowest price per unit paid for such securities in cash by investors in such qualified financing.

(2) Reverse Merger

If the reverse merger consideration is greater than or equal to $10 million, all unpaid principal and unpaid accrued interest on the Related Party Notes shall be automatically converted into the Common Stock at a conversion price per share equal to 75% times (i) reverse merger consideration minus principal amount under Senior Convertible Notes and Related Party Notes divided by (ii) number of outstanding shares (fully diluted common shares excluding warrants).

(3) Sale of the Company

Lesser of:

•

75% of the value of sales proceeds received in such transaction less the unpaid principal amount under Senior Convertible Notes and Related Party Notes divided by the number of outstanding shares (fully diluted excluding options and warrants with exercise price in excess of Related Party Notes conversion price)

•	$50M divided by the number of outstanding shares (fully diluted excluding options and warrants with exercise price in excess of Related Party Notes conversion price).

On February 5, 2010, the Company amended the Related Party Notes to extend the maturity date to September 30, 2010 and change the conversion price factor for the above events from 75% to 70%.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

The 2008 and 2009 Related Party Notes amendments were treated as extinguishments and the loss on extinguishment, which was not material, was recorded in additional paid-in capital. The 2010 Related Party Notes amendment was accounted for as a modification and the change in the fair value of the conversion feature, in the amount of $0.1 million, was recorded as a debt discount. The debt discount was amortized to interest expense in the consolidated statement of operations over the remaining term of the Related Party Notes.

On April 26, 2010, the Company completed a qualified equity financing and principal and accrued interest totaling $1.6 million automatically converted into 273,046 shares of Series A Convertible Preferred Stock at a per share price of $5.87.

In addition, under the PBS Note, all principal borrowed and interest accrued subsequent to January 20, 2010 totaling $0.3 million was converted into 36,194 shares of Series A Convertible Preferred Stock at a per share price of $8.39.

Paramount Credit Partners, LLC (“PCP”) Promissory Notes (the “PCP Notes”)

On January 22, 2009, May 28, 2009, and June 24, 2009, the Company issued 10% promissory notes to PCP for aggregate gross proceeds of $570,000. PCP is a related party due to common ownership by one of the Company’s largest shareholders and director. All unpaid principal and accrued interest outstanding under the PCP Notes were payable on December 31, 2013 or earlier if certain events occur. Certain events include either the consummation of an equity financing in which gross proceeds to the Company equal or exceed 250% of the outstanding principal amount or a reverse merger or sale of the Company.

On September 29, 2010, the outstanding principal and accrued interest totaling $0.6 million was repaid in cash.

In conjunction with entering into the PCP Notes, the Company issued warrants to purchase shares of Common Stock (see Note 13). A portion of the proceeds was allocated to the fair value of the warrants and recorded as a debt discount. The debt discount was not material and was amortized to interest expense in the consolidated statement of operations over the term of the PCP Notes.

PBC received cash commissions equal to 2% of the gross proceeds of the PCP Notes and expense reimbursements as compensation for its services as the placement agent. These costs were capitalized as deferred financing fees and are amortized to interest expense in the consolidated statement of operations over the term of the PCP Notes.

Senior Convertible Notes

In February 2008, March 2008 and April 2008, the Company issued 8% convertible promissory notes for cash proceeds of $4.1 million (the “2008 Senior Convertible Notes”) that are secured by a first priority security interest in all of the Company’s assets. The 2008 Senior Convertible Notes were due on February 20, 2009. The 2008 Senior Convertible Notes included a Company option to extend maturity for one year until February 20, 2010 during which time the interest rate would increase to 10%. In February 2009, the Company exercised its option to extend the term of the 2008 Senior Convertible Notes.

In July 2009, August 2009, and September 2009 the Company issued 8% convertible promissory notes for cash proceeds of $3.5 million (the “2009 Senior Convertible Notes”) that are secured by a first priority security interest in all of the Company’s assets. The 2009 Senior Convertible Notes were due on February 20, 2010.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Additionally, the 2008 Senior Convertible Notes and the 2009 Senior Convertible Notes (collectively, “Senior Convertible Notes”) provided that all unpaid principal and accrued interest were convertible into the Company’s equity securities upon the occurrence of one of the following events:

(1) Qualified Financing

The Senior Convertible Notes shall be automatically converted into the Company’s equity securities issued in the Company’s next equity financing (or series of related equity financings) greater than $10 million at a conversion price equal to 75% of the lowest price per unit paid for such securities in cash by investors in such qualified financing.

(2) Reverse Merger

If the reverse merger consideration is greater than or equal to $10 million, the Senior Convertible Notes shall be automatically converted into the Common Stock at a conversion price per share equal to 75% times (i) reverse merger consideration minus principal amount under Senior Convertible Notes and Related Party Notes divided by (ii) number of outstanding shares (fully diluted common shares excluding warrants).

(3) Sale of the Company

Lesser of:

•

75% of the value of sales proceeds received in such transaction less the unpaid principal amount under Senior Convertible Notes and Related Party Notes divided by the number of outstanding shares (fully diluted excluding options and warrants with exercise price in excess of Senior Convertible of Notes conversion price)

•	$50M divided by the number of outstanding shares (fully diluted excluding options and warrants with exercise price in excess of Senior Convertible Note conversion price).

As a result of the term extension and increased interest rate provision related to the 2008 Senior Convertible Notes, the Company recorded interest expense using the effective interest method based on the estimated life of two years.

On February 5, 2010, the Company amended the Senior Convertible Notes to extend the maturity date to September 30, 2010 and modify the conversion price factor for the above events from 75% to 70%. The amendment was accounted for as a modification and the change in the fair value of the conversion feature, in the amount of $0.7 million, was recorded as a debt discount. The debt discount was amortized to interest expense in the consolidated statement of operations over the remaining term of the Senior Convertible Notes.

The Company also provided the Senior Convertible Note holders a repayment premium of 42.9% of the aggregate principal plus accrued interest in the event the Senior Convertible Notes did not automatically convert prior to September 30, 2010. This premium was bifurcated from the debt and is reflected as a separate liability. The initial fair value and subsequent changes in fair value were recognized as interest expense in the consolidated statement of operations.

On April 26, 2010, the Company completed a qualifying financing and principal and accrued interest totaling $8.6 million automatically converted into 1,464,479 shares of Series A Convertible Preferred Stock at a per share price of $5.87. In addition, the liability of $0.6 million related to the repayment premium was reversed to interest expense upon the conversion of the Senior Convertible Notes to Series A Preferred Stock.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

PBC was entitled to receive commissions equal to 7% of the gross proceeds of the Senior Convertible Notes, expense reimbursements, and warrants to purchase Common Stock (as defined in Note 13) as compensation for its services as the placement agent for the Senior Convertible Notes. These issuance costs of $0.7 million were capitalized as deferred financing costs and were amortized to interest expense in the consolidated statements of operations over the estimated life of the Senior Convertible Notes. For the years ended December 31, 2010, 2009 and 2008, amortization of deferred financing costs was $0.2 million, $0.4 million and $0.2 million, respectively.

Line of Credit Facility

In December 2008, the Company, PBS and certain affiliates of PBS jointly entered into a revolving line of credit agreement with an unrelated financial institution. The line of credit is secured by collateral pledged by PBS. As of December 31, 2009, the Company had borrowings outstanding of $80,000. The line of credit was repaid in full and closed during 2010.

Interest expense includes the following:

($ in thousands)	For the Years Ended December 31,			Period from June 28, 2006 (Date of Inception) to
	2010	2009	2008
Interest expense	$237	$493	$302	$1,032
Interest expense – related parties	76	145	105	374
Amortization of embedded conversion feature	831	—	—	831
Change in fair value of common stock warrant liability	234	—	—	234
Amortization of deferred financing fees	157	415	166	737

Total interest expense	$1,535	$1,053	$573	$3,208

11.	Preferred Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 15,000,000 shares of $0.001 par value Preferred Stock. As of December 31, 2010, there were 4,357,885 shares of Series A Convertible Preferred Stock outstanding. There was no Preferred Stock issued or outstanding as of December 31, 2009.

The terms, rights, preference and privileges of the Company’s Series A Convertible Preferred Stock are as follows:

Voting Rights

Holder of Series A Convertible Preferred Stock vote together with the Common Stock on all matters, on an as-converted to Common Stock basis, and not as a separate class or series (except as otherwise may be required by applicable law). There is no cumulative voting.

Liquidation

In the case of a liquidation event, including a sale, merger or winding up of the Company, the holders of Series A Convertible Preferred Stock shall be entitled to receive $12.59 per share (representing 150% of the original issuance price), out of the proceeds of such liquidation, in preference to the holders of Common Stock.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Conversion

Each share of Series A Convertible Preferred Stock will be voluntarily convertible into one share of Common Stock at the election of the holder. Additionally, each share of Series A Convertible Preferred Stock will automatically convert into one share of Common Stock upon the earlier of the following:

(1)	April 26, 2012 or

(2)	if the Company’s capital stock becomes publicly traded, then the date upon which such capital stock has a publicly traded value of $12.59 or more per share, as adjusted for any stock splits, stock exchanges, recapitalizations, dividends and the like (such date, the “Valuation Milestone Date”). The Valuation Milestone Date shall be deemed to have occurred: (i) on the date which the Company’s capital stock first becomes publicly traded, if such capital stock has an initial quoted value greater than or equal to $12.59 per share, or (ii) the date that is the twentieth (20th) consecutive or non-consecutive trading day where the volume-weighted average price for the Company’s capital stock as reported by Bloomberg Financial L.P. is greater than or equal to $12.59 per share, in each case as adjusted for any stock splits, stock exchanges, recapitalizations and dividends as determined by the Company’s board of directors in its reasonable discretion.

As discussed in Note 17, in May 2011 the conversion feature was amended such that the Series A Convertible Preferred Stock will automatically convert to Common Stock on the effective date of the issuance of a registration statement.

Dividends

Dividends are payable when and if declared by the Board of Directors. There are no cumulative accruing dividend rights.

If the Series A Convertible Preferred Stock is automatically converted into Common Stock on April 26, 2012, the holders of Series A Convertible Preferred Stock shall, immediately prior to such automatic conversion, receive a special dividend per share (the “Special Dividend”) payable in cash and/or shares of the Company’s Common Stock, as determined at the election of, and in the sole discretion of, the Company’s board of directors, and only to the extent that such Special Dividend is legally payable by the Company. The value of any shares of the Company’s Common Stock issued in payment of the Special Dividend shall be determined in the reasonable, good-faith discretion of the Company’s board of directors at the time of payment.

The Special Dividend per share of Series A Convertible Preferred Stock will be paid in cash or in shares of common stock equal to 50% of the offering price, or $4.20.

Fully Paid and Nonassessable

All of our outstanding shares of Series A Convertible Preferred Stock are fully paid and nonassessable.

In addition, under the Company’s Certificate of Incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to an additional 5,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. The Company’s board of directors may

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

authorize the issuance of additional Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock or Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock is redeemable upon a liquidation event, including liquidation, winding up, and dissolution of the Company. Additionally, the preferred holders would be entitled to receive cash in the event of an acquisition, including a merger or consolidation or asset transfer. Certain of these events would not be considered solely within the Company’s control. As a result, the Series A Convertible Preferred Stock has been classified as mezzanine equity in the consolidated balance sheet.

During 2010, the Company issued 2,584,166 shares of its Series A Convertible Preferred Stock to investors for cash at a price of $8.39 per share for total gross proceeds of $21.7 million. As part of the issuance, PBC received $2.1 million in commissions which were recorded as a reduction of the Series A Convertible Preferred Stock on the consolidated balance sheet. On April 26, 2010, holders of the Company’s Senior Convertible Notes and Related Party Notes converted outstanding principle and accrued interest totaling $10.5 million into 1,773,719 shares of the Company’s Series A Convertible Preferred Stock.

12.	Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 50,000,000 shares of $0.001 par value Common Stock. As of December 31, 2010, there were 4,791,102 shares of Common Stock outstanding.

The terms, rights, preference and privileges of the Company’s Common Stock are as follows:

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s Certificate of Incorporation and Bylaws do not provide for cumulative voting rights.

Dividends

Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of the Company’s outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock.

Rights and Preference

Holders of the Company’s Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company’s Preferred Stock that are or may be issued.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Fully Paid and Nonassessable

All of the Company’s outstanding shares of Common Stock are fully paid and nonassessable.

On June 1, 2007, the Company issued the following shares of Common Stock:

•	2,125,096 shares of fully vested Common Stock to its founders at par value of $0.001.

•

457,170 shares of restricted Common Stock were granted to certain employees of the Company under the Company’s 2007 Equity Compensation Plan, for payment of par value (see Note 15). The shares vest annually in equal amounts over three years and the fair value of the awards was determined and fixed on the grant date. Compensation expense is recorded on a straight-line basis over the vesting period.

•

2,180,000 shares of restricted Common Stock were issued to certain employees of PBS at par value of $0.001 that vest annually in equal amounts over three years (see Note 15). PBS provides various services to the Company. The fair value of the awards was determined on the grant date and the unvested awards were remeasured each reporting period. Compensation expense is recorded on a straight-line basis over the vesting period.

Compensation expense related to the restricted Common Stock for the years ended December 31, 2010, 2009, and 2008 and the period from inception to December 31, 2010 was $2.0 million, $39,000, $25,000, and $2.1 million, respectively, and was recorded as research and development expense in the consolidated statements of operations. All shares were fully vested as of December 31, 2010.

In 2009, the Company issued 5,000 shares of fully vested Common Stock for compensation of past services performed by a non-employee. The fair value of the shares, which was not material, was recorded as research and development expense in the consolidated statements of operations on the grant date.

In 2010, the Company issued 23,836 shares of fully vested Common Stock for compensation of past services performed by a non-employee. The fair value of the shares of $82,000 was recorded as research and development expense in the consolidated statements of operations on the grant date.

13.	Warrants to Purchase Common Stock

Debt Placement Agent Warrants

In connection with the issuance of the Company’s 2008 and 2009 Senior Convertible Notes (see Note 11), the Company issued warrants to purchase shares of the Company’s Common Stock to PBC as partial consideration for its services as the placement agent (the “Debt Placement Warrants”). The number of warrants and the exercise price were dependent upon i) the lowest price paid in a qualified financing, ii) consideration received in a sale of the company, or iii) consideration received in a reverse merger. If none of these events occurred before the second anniversary of the issuance date, the Debt Placement Warrants would be exercisable for a number of shares of the Company’s Common Stock equal to 10% of the principal amount of the Senior Convertible Notes divided by $1.00, at a per share exercise price of $1.00. The warrants are exercisable for seven years.

The fair value of the warrants was measured on the date of issuance using a binomial option pricing model. The Company determined that the warrants would not be considered indexed to the Company’s stock, and therefore, the warrants were initially recorded as a derivative liability in the consolidated balance sheets. For each subsequent period through April 26, 2010, the change in the fair value of the warrants was recognized as interest expense in the consolidated statements of operations. The fair value of the warrants prior to 2010 was not material to the consolidated financial statements.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

In connection with the Series A Convertible Preferred offering on April 26, 2010, a qualified financing, both the number of warrants and the exercise price became known. The placement agent received warrants for shares of the Company’s Common Stock equal to 10% of the principal amount of the Senior Convertible Notes divided by the lowest price paid for securities in the Series A Convertible Preferred Stock offering, at an exercise price of 110% of the lowest price paid for securities in a qualified financing. Subsequent to the Series A Convertible Preferred Stock offering, PBC holds warrants for an aggregate of 48,510 shares of Common Stock at an exercise price of $9.23 per share with a fair value of $0.1 million related to the 2008 Senior Convertible Notes and warrants for an aggregate of 41,716 shares of Common Stock at an exercise price of $9.23 per share with a fair value of $0.1 million related to the 2009 Senior Convertible Notes. The fair value of the warrants related to the 2008 Senior Convertible Notes was determined using an option pricing model assuming a 95.4% volatility, a 1.7% risk-free rate of interest, a term of 4.8 years and an estimated per share fair value of the Company’s Common Stock of $3.45. The fair value of the warrants related to the 2009 Senior Convertible Notes was determined using an option pricing model assuming a 93.4% volatility, a 2.9% risk-free rate of interest, a term of 6.2 years and an estimated per share fair value of the Company’s Common Stock of $3.45. In April 2010, the total fair value of the warrants was reclassified from a liability to additional paid-in capital in the consolidated balance sheets.

The initial warrant fair values, which were not material, were recorded as debt issuance costs and amortized over the estimated life of the respective debt (see Note 10).

PCP Warrants

In connection with the issuance of the PCP Notes in 2009 (see Note10), the Company also issued to PCP warrants to purchase shares of the Company’s Common Stock (the “PCP Warrants”). The number of warrants and the exercise price were dependent upon i) the lowest price paid in a qualified financing or ii) consideration received in a reverse merger. If none of these events occurred before the second anniversary of the issuance date, the number of the PCP Warrants to purchase shares of the Company’s Common Stock would equal 40% of the principal amount of the PCP Notes divided by $1.00, at a per share exercise price of $1.00. The warrants are exercisable for five years.

The fair value of the warrants was measured on the date of issuance using a binomial option pricing model. The Company determined that the warrants would not be considered indexed to the Company’s own stock, and therefore, the warrants were initially recorded as a derivative liability in the consolidated balance sheet. For each subsequent period through April 26, 2010, the change in the fair value of the warrants was recognized as interest expense in the consolidated statement of operations. The fair value of the warrants prior to 2010 was not material to the consolidated financial statements.

In connection with the Series A Convertible Preferred Stock offering on April 26, 2010, a qualified financing, both the number of PCP warrants and the exercise price became known. The placement agent received warrants for the number of shares of the Company’s Common Stock equal to 40% of the principal amount of the PCP Notes divided by the lowest price paid for securities in the Series A Convertible Preferred Stock offering, at an exercise price of 110% of the lowest price paid for securities in the offering. The Company issued warrants to purchase an aggregate of 27,175 shares of Common Stock at an exercise price of $9.23 per share for a fair value of $47,000. The fair value of the warrants was determined using an option pricing model assuming a 98.3% volatility, an average 2.1% risk-free rate of interest, a term of 3.8 – 4.2 years and an estimated per share fair value of the Company’s Common Stock of $3.45. The fair value on April 26, 2010 was reclassified from a liability to additional paid-in capital in the consolidated balance sheets.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

The initial warrant fair values, which were not material, were recorded as a discount and were amortized over the estimated life of the related debt (see Note 11).

Preferred Stock Placement Warrants

In connection with the issuance of the Company’s Series A Convertible Preferred offerings (see Note 11), the Company issued warrants to purchase an aggregate of 258,418 shares of the Company’s Common Stock at an exercise price of $8.39 per share to PBC as partial consideration for its services as the placement agent (the “Preferred Stock Placement Warrants”). The warrants are exercisable for seven years.

The fair value of the warrants was $0.6 million measured on the respective date of issuance and were recorded as a reduction in the carrying value of the Preferred Stock and an increase to additional paid in capital. The fair values were determined using an option pricing model assuming 92.0%-94.4% volatility, a 2.0%-3.3% risk-free rate of interest, a term of seven years and an estimated fair value of the Company’s Common Stock of $3.45 per share. The warrants were accounted for as stock issuance costs; and the fair value was recorded as a reduction to the carrying amount of the Series A Convertible Preferred Stock (see Note 12) with a corresponding increase to additional paid-in capital.

Non-Employee Warrants

On November 22, 2010, the Company issued warrants to purchase 41,716 shares of the Company’s Common Stock at an exercise price of $9.23 per share to a non-employee for consulting services. The warrants were fully vested on the grant date and are exercisable for five years. The fair value of the warrants on the date of issuance was $38,000 and was determined using an option pricing model assuming 93.7% volatility, a 1.4% risk-free rate of interest, a contractual life of five years and an estimated fair value of the Company’s Common Stock of $1.96 per share. The fair value of the warrants was recorded as research and development expense, with a corresponding increase to additional paid in capital, in the consolidated statements of operations on the grant date as no future service was required.

14.	Stock-Based Compensation

In 2007, the Company’s board of directors adopted and stockholders approved the Coronado Biosciences, Inc. 2007 Stock Incentive Plan (the “Plan”) authorizing the Company to grant up to 6,000,000 shares of Common Stock to eligible employees, directors, and consultants in the form of restricted stock, stock options and other types of grants. The amount, terms, and exercisability provisions of grants are determined by the board of directors.

The purpose of the Plan is to provide the Company with the flexibility to use shares, options or other awards based on the Company’s Common Stock as part of an overall compensation package to provide performance-based rewards to attract and retain qualified personnel. Management believes that awards under the Plan may serve to broaden the equity participation of key employees and further link the long-term interests of management and stockholders. Such awards include, without limitation, options, stock appreciation rights, sales or bonuses of restricted stock, restricted stock units or dividend equivalent rights, and an award may consist of one such security or benefit, or two or more of them in any combination or alternative. Vesting of awards may be based upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.

There are 6,000,000 shares of Common Stock reserved for issuance under the Plan, of which 3,649,280 were granted and 2,350,720 shares were available for issuance as of December 31, 2010.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Incentive and nonstatutory stock options are granted pursuant to option agreements adopted by the plan administrator. Options generally have ten-year contractual terms and vest in three equal annual installments commencing on the grant date.

The Company estimates the fair value of stock option grants using a Black-Scholes option pricing model. In applying this model, the Company uses the following assumptions:

•	Risk-Free Interest Rate: The Company determined the risk-free interest rate by using a weighted average assumption equivalent to the expected term based on the U.S. Treasury constant maturity rate.

•	Expected Volatility: The Company determined its future stock price volatility based on the average historical stock price volatility of comparable peer companies.

•

Expected Term: Due to the limited exercise history of the Company’s own stock options, the Company determined the expected term based on the stratification of employee groups and the expected effect of events that have indications on future exercise activity.

•	Expected Dividend Rate: The Company has not paid and does not anticipate paying any dividends in the near future.

On October 5, 2010, the Company granted 790,235 options with an exercise price of $1.37 per share to employees at a fair value of $1.56 per share determined based on the following assumptions: a 92.7% volatility, a 1.52% risk-free rate of interest, an expected term of six years and an estimated fair value of the Company’s Common Stock at the time of issuance of $1.96 per share. The fair value of the awards was determined and fixed on the grant date.

On October 5, 2010, the Company granted 437,955 options with an exercise price of $1.37 per share to non-employees at a fair value of $1.77 per share determined based on the following assumptions: 95.2% volatility, a 2.50% risk-free rate of interest, a contractual life of ten years and an estimated fair value of the Company’s Common Stock at the time of issuance of $1.96 per share. The fair value of the awards was determined on the grant date and the unvested awards are remeasured each reporting period.

The Company uses public industry peer company’s data to estimate volatility. Compensation expense is recorded for awards that are expected to vest, adjusted for actual share forfeitures. Compensation expense is recorded on a straight-line basis over the vesting period.

The following table summarizes the stock-based compensation expense from stock option and restricted Common Stock awards to employees and nonemployees for the years ended December 31, 2010, 2009 and 2008, and from the period June 28, 2006 (Date of Inception) to date:

	2010	2009	2008	Period from June 28, 2006 (Date of Inception) to December 31, 2010
($ in thousands)

Employee awards	$215	$—	$—	$215
Non-employee awards	2,114	39	25	2,190

Total compensation expense	$2,329	$39	$25	$2,405

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

The following table summarizes employee stock option activity:

	Outstanding Options			Weighted Average Remaining Contractual Life (in years)
($ in thousands except per share amounts)	Number of Shares	Weighted Average Exercise Price	Total Weighted Average Intrinsic Value
Outstanding at December 31, 2009	—	$—
Options granted	790,235	1.37
Options exercised	—	—
Options forfeited	—	—
Options expired	—	—

Outstanding at December 31, 2010	790,235	$1.37	$466	9.8

Options vested and expected to vest	761,787	$1.37	$449	9.8
Options vested and exercisable	80,000	$1.37	$47	9.8

The following table summarizes non-employee stock option activity:

	Outstanding Options			Weighted Average Remaining Contractual Life (in years)
($ in thousands except per share amounts)	Number of Shares	Weighted Average Exercise Price	Total Weighted Average Intrinsic Value
Outstanding at December 31, 2009	—	$—
Options granted	437,955	1.37
Options exercised	—	—
Options forfeited	(96,080)	1.37
Options expired	—	—

Outstanding at December 31, 2010	341,875	$1.37	$202	8.4

Options vested and expected to vest	329,568	$1.37	$194	8.4
Options vested and exercisable	48,040	$1.37	$28	0.3

As of December 31, 2010, the Company had unrecognized stock-based compensation expense related to all unvested stock options of $1.4 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.8 years.

15.	License Agreements

CNDO-109

In November 2007, the Company entered into a license agreement with UCL Business PCL (“UCLB”) under which the Company received an exclusive, worldwide license to develop and commercialize CNDO-109 for the treatment of cancer-related and other conditions. In consideration for the license, the Company made upfront payments totaling $0.1 million and may be required to make future milestone payments totaling up to approximately $22 million upon the achievement of various milestones related to regulatory or commercial events. In the event that CNDO-109 is commercialized, the Company is obligated to pay to UCLB annual royalties based upon various levels of net sales of the product. Under the terms of the agreement, the Company must use diligent and reasonable efforts to develop and commercialize CNDO-109 worldwide.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Under the terms of the license agreement, the Company is allowed to grant sublicenses to third parties without the prior approval of UCLB. In the event that the Company sublicenses CNDO-109 to a third party, the Company is obligated to pay to UCLB all or a portion of the royalties the Company receives from the sublicensee.

The agreement terminates upon the expiration of the last licensed patent right, unless the agreement is earlier terminated. Either party may terminate the agreement in the event of material breach by the other party, subject to prior notice and the opportunity to cure, or in the event the other party enters into bankruptcy or is dissolved for any reasons other than in connection with a merger or acquisition. UCLB may terminate the license agreement if the Company, or its affiliates, commence or assist in legal proceedings to challenge the validity or ownership of the patents licensed to the Company under the agreement, or if the Company markets or sells a competing product without UCLB’s prior written consent. In addition, the Company may terminate the agreement upon 30 days written notice to UCLB.

CNDO-101

In June 2007, the Company entered into a license agreement with GEM Pharmaceuticals, LLC under which the Company received an exclusive, worldwide license to develop and commercialize a family of anthracycline compounds, including the compound CNDO-101, for the treatment of cancer-related conditions. This agreement was terminated by the Company in November 2010.

BcL-2

In November 2006, the Company entered into a license agreement with the Burnham Institute for Medical Research (“Burnham”) and amended this license agreement in November 2007 for the exclusive, worldwide rights to several BcL-2 inhibitor compounds, including BcL-2, for the treatment of cancer and other diseases driven by increases in BcL-2 pro-survival proteins. In consideration for the initial license, the Company paid the Burnham an up-front fee of $50,000 and, in connection with the amendment of the license agreement to add additional compounds discovered under the terms of our sponsored research arrangement with the Burnham, to the scope of our license grant, the Company made an additional payment of $25,000 to the Burnham. In February 2011, the Company provided Burnham with written notice which terminated the licenses on May 10, 2011.

16.	Income Taxes

The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements and has established a full valuation allowance against its deferred tax assets.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

The significant components of the Company’s deferred tax assets consisted of the following:

($ in thousands)	As of December 31,
	2010	2009
Deferred tax assets:
Net operating loss carryforwards	$6,308	$3,122
Amortization of up-front fees	47	168
Stock compensation	60	9
Accruals and reserves	234	280

Total deferred tax assets	6,649	3,579
Valuation allowance	(6,649)	(3,579)

Net deferred tax assets	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates is as:

	For the Year Ended December 31,
	2010	2009	2008
Percentage of pre-tax income
U.S. federal statutory income tax rate	35%	35%	35%
Debt modification costs	-3%	0%	0%
Other	-1%	0%	0%
Change in valuation allowance	-31%	-35%	-35%

Effective income tax rate	0%	0%	0%

Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Due to the Company’s recent history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, has provided a full valuation allowance.

As of December 31, 2010, the Company had $6.3 million of federal net operating losses which expire beginning in 2024. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, or the IRC, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

As of December 31, 2010, the Company had no unrecognized tax benefits and does not anticipate any significant change to the unrecognized tax benefit balance as of December 31, 2010. The Company would classify interest and penalties related to uncertain tax positions in income tax expense, if applicable. There was no interest expense or penalties related to unrecognized tax benefits recorded through December 31, 2010. The tax years 2006 through 2010 remain open to examination by one or more major taxing jurisdictions to which the Company is subject.

17.	Subsequent Events

In preparing the consolidated financial statements, in accordance with current accounting guidance, the Company has reviewed events that have occurred after December 31, 2010, through the date of issuance of the financial statements on July 15, 2011. During this period, the Company did not have any material subsequent events other than the events disclosed.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Asphelia Asset Purchase

On January 7, 2011 (the “Closing Date”) the Company purchased a sublicense and related agreements to an early-stage development asset and assumed certain liabilities from Asphelia Pharmaceuticals, Inc. (“Asphelia”), an affiliate of PBC. In exchange for the asset, the Company issued 2,525,677 shares of our Series B Convertible Preferred Stock at a stated value of $5.59 per share, assumed promissory notes of $750,000 due to Paramount Credit Partners, LLC and paid cash of approximately $3.8 million, including a $3.4 million payment to OvaMed and $0.4 million for repayment of Asphelia’s debt, including $61,000 to a related party. Under the terms of the sublicense agreement, the Company is required to make annual license payments to the original licensee, OvaMed GmbH, or directly to the licensor, the University of Iowa Research Foundation, of $250,000. In addition, the Company may be required to make future payments totaling up to $5.45 million upon the achievement of various milestones related to regulatory events for the first product. In the event that the compound is commercialized, the Company is obligated to pay to OvaMed annual royalties of 4% based upon net sales of the product and, if the Company further sublicenses the product, varying percentages of the amounts received by the Company from any such sublicense. We are also a party to a manufacturing and supply agreement with OvaMed, the exclusive supplier of the product.

The transaction was treated as an asset acquisition as it was determined that the assets acquired did not meet the definition of a business. The fair value of the cash, Series B Convertible Preferred Stock and the related debt assumed will be recorded as in-process research and development expense in January 2011.

Equity Issuances

Subsequent to December 31, 2010 and through May 31, 2011, the Company issued 775,000 stock options at an exercise price ranging from $1.37-$1.93 per share.

On May 15, 2011, the Company entered into a definitive agreement with respect to the private placement of 4,612,624 shares of unregistered Series C Convertible Preferred Stock at $5.59 per share to accredited investors. The Company completed the private placement in June 2011 resulting in approximately $22.8 million in net proceeds to the Company. As compensation for services, the Company paid the placement agent of these securities 10% of the gross proceeds and issued to the placement agent warrants to purchase Series C Preferred Stock at $5.59 per share equal to 10% of the aggregate number of shares sold in the offering. Following this Offering, the Company plans to become a reporting company by filing a registration statement on Form 10 (“Form 10”) with U.S. Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has agreed to use its commercially reasonable efforts to file the Form 10 within sixty (60) days following the Final Closing (the “Form 10 Filing Date”). In the event that the Form 10 is not filed by the Form 10 Filing Date, the Company will incur monthly liquidated damages, payable to investors in cash, in an amount equal to one (1.0%) percent of the purchase price of the shares issued in the Offering until the Form 10 is filed (the “Form 10 Liquidated Damages”), but in no event will the maximum aggregate Form 10 Liquidated Damages payable exceed ten (10%) percent. The Company has agreed to use its commercially reasonable efforts to file a Form S-1 within sixty (60) days following the effective date of a Form 10 registration statement (the “Post Effective Filing Date”). In the event that the Form S-1 is not filed by the Post-Effective Filing Date, the Company will incur monthly liquidated damages, payable to Investors in cash, in an amount equal to one (1.0%) percent of the purchase price of the shares issued in the Offering until the Form S-1 is filed (the “Form S-1 Liquidated Damages”), but in no event will the maximum aggregate Form S-1 Liquidated Damages payable exceed ten (10%) percent.

Coronado Biosciences, Inc. and Subsidiary

(a development stage enterprise)

Notes to the Consolidated Financial Statements

Special Dividend Declaration

The Company’s Board of Directors declared a dividend for an aggregate of 2,178,917 shares of Common Stock to the holders of Series A Convertible Preferred Stock in satisfaction of the Series A Special Dividend that would have been due April 26, 2012 and in connection with such issuance (i) eliminated the provision for a Series A Special Dividend on April 26, 2012 and (ii) amended the event which will trigger an automatic conversion of shares of Series A Convertible Preferred and Series B Convertible Preferred into shares of Common Stock to be the effective date of a registration statement. The special dividend was paid in May 2011.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Condensed Consolidated Balance Sheets

($ in thousands except for per share amounts)

(Unaudited)

	As of June 30, 2011	As of December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$29,647	$14,862
Prepaid and other current assets	92	55

Total current assets	29,739	14,917
Computer equipment, net of accumulated depreciation	17	22

Total Assets	$29,756	$14,939

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$714	$476
Accounts payable – related party	48	46
PCP Interest payable – related party	19	—
Accrued expenses	1,472	1,037
Warrant liability	1,286	—

Total current liabilities	3,539	1,559
PCP Notes payable – related party	750	—

Total Liabilities	4,289	1,559

Commitments and Contingencies

Convertible Preferred Stock Series A, $.001 par value, 5,000,000 shares authorized, 4,357,885 shares issued and outstanding as of June 30, 2011; 10,000,000 shares authorized 4,357,885 shares issued and outstanding as of December 31, 2010, net of issuance costs (liquidation value of $54,844 at June 30, 2011 and December 31, 2010)	29,277	29,277
Convertible Preferred Stock Series B, $.001 par value, 4,800,000 shares authorized, 2,525,677 shares issued and outstanding as of June 30, 2011 (liquidation value of $21,178 at June 30, 2011); as of December 31, 2010 no shares authorized, issued or outstanding.	16,114	—
Convertible Preferred Stock Series C, $.001 par value, 5,200,000 shares authorized, 4,612,624 shares issued and outstanding as of June 30, 2011 (liquidation value of $38,677 at June 30, 2011); as of December 31, 2010 no shares authorized, issued or outstanding.	21,620	—

Stockholders’ Deficit:
Common Stock, $.001 par value, 50,000,000 shares authorized, 7,028,059 shares issued and outstanding as of June 30, 2011; 4,791,102 shares issued and outstanding as of December 31, 2010;	7	5
Additional paid-in capital	4,939	4,312
Deficit accumulated during the development stage	(46,490)	(20,214)

Total Stockholders’ Deficit	(41,544)	(15,897)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$29,756	$14,939

See accompanying notes to condensed consolidated financial statements.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Condensed Consolidated Statements of Operations

($ in thousands except for per share amounts)

(Unaudited)

	For the six months ended June 30,		Period from June 28, 2006 (Date of Inception) to June 30, 2011
	2011	2010
Operating expenses:
Research and development	$3,388	$4,521	$19,348
General and administrative	2,187	249	4,046
In-process research and development	20,706	—	20,706

Loss from operations	(26,281)	(4,770)	(44,100)

Interest income	41	8	120
Interest expense, net	(36)	(1,473)	(3,243)
Other income	—	—	733

Net loss	$(26,276)	$(6,235)	$(46,490)
Common Stock dividend to Series A Convertible Preferred Stockholders	(5,861)	—	(5,861)

Net loss attributed to Common Stock	$(32,137)	$(6,235)	$(52,351)

Basic and diluted net loss per common share	$(6.04)	$(1.51)

Weighted average common shares outstanding – basic and diluted	5,322,793	4,124,805

See accompanying notes to condensed consolidated financial statements.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

Period from June 28, 2006 (date of inception) through June 30, 2011

($ in thousands)

(Unaudited)

	Preferred stock		Common stock		Additional paid-in capital	Deficit accumulated during development stage	Total stockholders’ (deficit)
	Shares	Amount	Shares	Amount
Balances at June 28, 2006 (Date of Inception)	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(123)	(123)

Balances at December 31, 2006	—	—	—	—	—	(123)	(123)
Issuance of Common Stock to founders	—	—	2,125,096	2	—	—	2
Issuance of restricted Common Stock to non-employees	—	—	2,180,000	2	—	—	2
Issuance of restricted Common Stock to employees	—	—	457,171	1	—	—	1
Stock-based compensation expense	—	—	—	—	13	—	13
Net loss	—	—	—	—	—	(2,645)	(2,645)

Balances at December 31, 2007	—	—	4,762,267	5	13	(2,768)	(2,750)
Stock-based compensation expense	—	—	—	—	25	—	25
Contribution of services by stockholder	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	(3,798)	(3,798)

Balances at December 31, 2008	—	—	4,762,267	5	58	(6,566)	(6,503)
Issuance of Common Stock to non-employees for services	—	—	5,000	—	—	—	—
Stock-based compensation expense	—	—	—	—	39	—	39
Contribution of services by stockholder	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	(3,666)	(3,666)

Balances at December 31, 2009	—	—	4,767,267	5	137	(10,232)	(10,090)
Issuance of Convertible Preferred Stock Series A for cash	2,584,166	21,681	—	—	—	—	—
Issuance of Convertible Preferred Stock Series A upon conversion of debt and accrued interest	1,773,719	10,508	—	—	—	—	—
Costs related to issuance of Convertible Preferred Stock Series A, including the fair value of Common Stock warrants	—	(2,912)	—	—	621	—	621
Reclassification of warrant liability at fair value	—	—	—	—	234	—	234
Change in fair value of embedded conversion feature related to the Related Party Notes and Senior Convertible Notes	—	—	—	—	831	—	831
Issuance of Common Stock to non-employees for services	—	—	23,836	—	82	—	82
Issuance of Common Stock warrants to non-employees for services	—	—	—	—	38	—	38
Stock-based compensation expense	—	—	—	—	2,329	—	2,329
Contribution of services by stockholder	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	(9,982)	(9,982)

Balances at December 31, 2010	4,357,885	$29,277	4,791,103	$5	$4,312	$(20,214)	$(15,897)
Issuance of Convertible Preferred Stock Series B for purchase of CNDO-201 sublicense	2,525,677	16,114	—	—	—	—	—
Issuance of Convertible Preferred Stock Series C for cash	4,612,624	25,785	—	—	—	—	—
Costs related to issuance of Convertible Preferred Stock Series C, including the fair value of Preferred Stock warrants	—	(4,165)	—	—	—	—	—
Issuance of Common Stock dividend to Preferred Stock Series A stockholders	—	—	2,178,917	2	(2)	—	—
Exercise of stock options	—	—	58,040	—	80	—	80
Issuance of Common Stock warrants to non-employees for services	—	—	—	—	164	—	164
Stock-based compensation expense	—	—	—	—	365	—	365
Contribution of services by stockholder	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	(26,276)	(26,276)

Balances at June 30, 2011	11,496,186	$67,011	7,028,059	$7	$4,939	$(46,490)	$(41,544)

See accompanying notes to condensed consolidated financial statements

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Condensed Consolidated Statements of Cash Flows

($ in thousands)

(Unaudited)

	For the six months Ended June 30,		Period from June 28, 2006 (Date of Inception) to June 30, 2011
	2011	2010
Cash flows from operating activities:
Net loss	$(26,276)	$(6,235)	$(46,490)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	365	1,988	2,770
Acquired in-process research and development	20,706	—	20,706
Noncash interest	—	236	1,031
Noncash interest – related parties	—	34	286
Contribution of services by stockholder	20	20	120
Issuance of Common Stock to non-employee for services	—	82	82
Change in fair value of common stock warrant liability	—	234	234
Change in fair value of embedded conversion feature	—	831	831
Issuance of Common Stock warrants to non-employee for services	164	—	202
Amortization of deferred financing costs	—	157	737
Depreciation expense	4	3	23
Changes in operating assets and liabilities:
Other current assets	(35)	(440)	(90)
Interest payable – related parties	19	—	19
Accounts payable and accrued expenses – related parties	2	5	49
Accounts payable and accrued expenses	673	817	2,186

Net cash used in operating activities	(4,358)	(2,468)	(17,304)

Cash flows from investing activities:
Purchase of computer equipment	—	(5)	(41)
Purchase of in-process research and development	(3,843)	—	(3,843)

Net cash used in investing activities	(3,843)	(5)	(3,884)

Cash flows from financing activities:
Proceeds from PCP notes payable – related party	—	—	570
Payment of PCP notes payable – related party	—	—	(570)
Proceeds from notes payable – related parties	—	302	2,221
Proceeds from issuance of Convertible Preferred Stock Series A	—	10,989	21,681
Payment of costs related to the issuance of Convertible Preferred Stock Series A	—	(1,454)	(2,291)
Proceeds from issuance of Convertible Preferred Stock Series C	25,784	—	25,784
Payment of costs related to the issuance of Convertible Preferred Stock Series C	(2,878)	—	(2,878)
Proceeds from borrowings under line of credit	—	—	80
Payment of line of credit	—	—	(80)
Proceeds from Senior Convertible Notes	—	—	7,570
Payment of debt issue costs	—	—	(737)
Payment of notes payable – related parties	—	—	(600)
Proceeds from issuance of Common Stock	80	—	85

Net cash provided by financing activities	22,986	9,837	50,835

Increase / (decrease) in cash and cash equivalents	14,785	7,364	29,647
Cash and cash equivalents – beginning of period	14,862	1,510	—

Cash and cash equivalents – end of period	$29,647	$8,874	$29,647

Supplemental disclosure of cash flow information:
Cash paid for interest	$17	$15	$105
Supplemental disclosure of non-cash financing and investing activities:
Issuance of Convertible Preferred Stock Series B for purchase of assets	$16,114	$—	$16,114
Assumed PCP note related to asset purchase	750	—	750
Issuance of warrants for Series C Preferred Stock related to the Convertible Preferred Stock Series C	1,286	—	1,286
Issuance of warrants for Common Stock related to the Convertible Preferred Stock Series A	—	366	621
Conversion of senior convertible notes principal and interest into Convertible Preferred Stock Series A	—	8,601	8,601
Conversion of related party notes principal and interest into Convertible Preferred Stock Series A	—	1,907	1,907

See accompanying notes to condensed consolidated financial statements.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.	THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Coronado Biosciences, Inc. (the “Company”), incorporated in Delaware on June 28, 2006 (date of inception), is a development-stage biopharmaceutical company focused on novel immunotherapy agents for the treatment of cancer and autoimmune diseases. The Company focuses on in-licensing product candidates or technologies that have previously been tested for safety and biological activity in humans.

Development-Stage Risks and Liquidity

The Company is a development-stage enterprise. Activities to date include development of key compounds, obtaining regulatory approvals, establishing pre-commercial relationships, hiring qualified personnel and raising capital to fund operations. We continue to report as a development stage enterprise since planned principal operations have not yet commenced. Since inception, no revenue has been recognized and the Company has incurred net losses and negative cash flows from operations.

The Company has incurred losses and experienced negative operating cash flows since inception and has an accumulated deficit during the development stage of $46.5 million as of June 30, 2011. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates. To date, the Company’s operations have been funded primarily by issuing equity securities and debt. During 2010, the Company issued 4,357,885 shares of Series A Convertible Preferred Stock resulting in gross proceeds to the Company of $21.7 million. All debt obligations have either been repaid or converted into shares of Series A Convertible Preferred Stock as of December 31, 2010. On June 30, 2011, the Company completed an offering of 4,612,624 shares of Series C Convertible Preferred Stock resulting in net proceeds to the Company of approximately $22.9 million. Management believes that cash and cash equivalents, including cash raised through the issuance of Series C Convertible Preferred Stock are sufficient to sustain operations through 2012 based on its existing business plan and given the ability to control the timing of significant expense commitments.

The Company expects to incur substantial expenditures in the foreseeable future for the research, development and potential commercialization of its product candidates. The Company will require additional financing to obtain regulatory approvals, fund operating losses, and, if deemed appropriate, establish manufacturing, sales and marketing capabilities. The Company will seek funds through public or private equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to the Company on acceptable terms or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts and pursue merger or acquisition strategies.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate patent protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. In addition, the Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies, and is dependent upon the services of its employees and its consultants. Operations of the Company are subject to certain risks and uncertainties, including, among others,

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

uncertainty of product candidate development; technological uncertainty; dependence on collaborative partners; uncertainty regarding patents and proprietary rights; regulatory approvals and other comprehensive government regulations; having no commercial manufacturing experience, marketing or sales capability or experience; and dependence on key personnel. Any significant delays in the development or marketing of products could have a material adverse effect on our business and financial results.

The Company sources certain critical components from single source suppliers. If we were required to purchase these components from an alternative source, it could adversely affect development of our product candidates.

Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, (“GAAP”), for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of our balances and results for the periods presented. Certain information and footnote disclosures normally included in the Company’s annual financial statements prepared in accordance with GAAP have been condensed or omitted. These consolidated financial statement results are not necessarily indicative of results to be expected for the full fiscal year or any future period.

The consolidated balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements at that date. The consolidated financial statements and related disclosures have been prepared with the presumption that users of the consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. Accordingly, these consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto contained in this Form 10.

The Company’s unaudited consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Innmune Limited. All intercompany balances and transactions have been eliminated.

The preparation of the Company’s unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting period.

Use of Estimates

The Company’s unaudited consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. The Company’s significant estimates include, but are not limited to, useful lives assigned to long-lived assets, the valuation of common and preferred stock, common and preferred stock warrants, stock options, accrued expenses, provisions for income taxes and contingencies. Due to the uncertainly inherent in such estimates, actual results may differ from management’s estimates.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Segment Reporting

The Company operates as one business and is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not have separately reportable segments.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and certain highly liquid investments with original maturities of less than three months. The Company maintains balances at financial institutions which may exceed Federal Deposit Insurance Corporation insured limits.

Contingencies

The Company records accruals for contingencies and legal proceedings expected to be incurred in connection with a loss contingency when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Stock-Based Compensation

The Company expenses stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards and considering estimated forfeiture rates. For stock-based compensation awards to nonemployees, the Company remeasures the fair value of the nonemployee awards at each reporting period prior to vesting and finally at the vesting date of the award. Changes in the estimated fair value of these nonemployee awards are recognized as compensation expense in the period of change.

Determining the appropriate fair value of stock-based awards requires the use of subjective assumptions. In the absence of a public trading market of the Company’s Common Stock, the Company commenced periodic contemporaneous assessments of the valuation of the Company’s Common Stock. These valuations were performed concurrently with the achievement of significant milestones or with major financing. The Company considered numerous objective and subjective factors, including but not limited to the following factors:

•	Arms length private transactions involving the Company’s Convertible Preferred Stock

•	Financial and operating performance;

•	Market conditions;

•	Developmental milestones achieved;

•	Business risks; and

•	Management and board experience.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax effects attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company establishes a valuation allowance if it is more likely than not that the deferred tax assets will not be recovered based on an evaluation of objective verifiable evidence. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit.

Comprehensive Loss

The Company’s comprehensive loss is equal to its net loss.

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05 Presentation of Comprehensive Income which requires changes in stockholders equity be presented either in a single continuous statement of comprehensive income or in two separate statements. The amendment is effective for periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-04 Amendments to achieve common fair value measurement and disclosure requirements in US GAAP and IFRS. This amendment changes wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information at fair value. The amendment is effective for periods beginning after December 15, 2011.

2.	NET LOSS PER SHARE

The Company calculates earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for Common Stock and non-forfeitable participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Holders of Convertible Preferred Stock are entitled to a dividend equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock. Additionally, holders of restricted Common Stock are entitled to all cash dividends, when declared, and such dividends are non-forfeitable. The participating securities do not have a contractual obligation to share in any losses of the Company. As a result, net losses are not allocated to the participating securities for any of the periods presented.

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for Common Stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and common share equivalents outstanding for the period. For purposes of this calculation, Common Stock equivalents are only included in the calculation of diluted net loss per share when the effect is dilutive.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

A calculation of basic and diluted net loss per share follows:

($ in thousands except per share amounts)	For the Six Months Ended June 30,
	2011	2010
Historical net loss per share:
Numerator
Net loss	$(26,276)	$(6,235)
Common stock dividend to Series A Convertible Preferred stockholders	(5,861)	—

Net loss attributed to Common Stock	$(32,137)	$(6,235)

Denominator
Weighted-average common shares outstanding- Denominator for basic and diluted net loss per share	5,322,793	4,124,805

Basic and diluted net loss per share attributed to common stockholders	$(6.04)	$(1.51)

The Company’s potential dilutive securities which include convertible debt, convertible preferred stock, unvested restricted stock, stock options, and warrants have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average Common Stock outstanding used to calculate both basic and diluted net loss per share are the same.

The following shares of potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as the securities would be antidilutive:

	For the Six Months Ended June 30,
	2011	2010
Series A Convertible Preferred Stock	4,357,885	1,042,541
Series B Convertible Preferred Stock	2,441,953	—
Series C Convertible Preferred Stock	474,542	—
Unvested restricted Common Stock	—	651,152
Warrants to purchase Common Stock	494,222	156,867
Warrants to purchase Series C Convertible Preferred Stock	47,454	—
Options to purchase Common Stock	1,267,626	—

	9,083,682	1,850,560

3.	DEBT

Paramount Credit Partners, LLC (“PCP”) Promissory Notes (the “PCP Notes”)

On January 7, 2011, as part of the Asphelia Asset Purchase, the Company assumed a 10% promissory note issued to PCP by Asphelia Pharmaceuticals, Inc. (“Asphelia”), an affiliate of Paramount Biosciences, LLC (“PBS”), on January 22, 2009 for $750,000, which is classified as long-term debt in the consolidated balance sheets. All unpaid principal and accrued interest outstanding under the PCP Note is payable on the earlier of (i) December 31, 2013, (ii) the consummation of a merger, share exchange or other transaction (or series of related transactions), other than in connection with the consummation of an equity financing (or a series of equity financings) in which the aggregate consideration payable to the Company or its shareholders is greater than or equal to $10 million.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Interest expense consisted of the following:

	For the Six Months Ended June 30,		Period from June 28, 2006 (Date of Inception) to June 30, 2011
($ in thousands)	2011	2010
Interest expense – senior convertible notes	$—	$236	$1,031
Interest expense – related parties	36	15	410
Amortization of embedded conversion feature related to the senior convertible and related party notes	—	831	831
Change in fair value of Common Stock warrant liability	—	234	234
Amortization of deferred financing fees related to to the senior convertible notes	—	157	737

Total interest expense	$36	$1,473	$3,243

4.	FAIR VALUE MEASUREMENT

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

There were no assets or liabilities that were required to be remeasured at fair value as of December 31, 2010. During the second quarter of 2011, the Company issued preferred stock warrants that have been classified as a liability (level 3) and will be marked to market. The original fair value of the warrants was recorded as a reduction of the preferred stock and the mark to market as of June 30, 2011 was not material.

Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature, such as cash and cash equivalents, prepaid expenses, other current assets, accounts payable, accrued expenses and other current liabilities. The carrying amount of the Company’s debt obligations approximate fair value based on the short term duration and interest rates available on similar borrowings.

5.	COMPUTER EQUIPMENT, NET

Computer equipment, net consists of the following:

($ in thousands)	As of June 30, 2011	As of December 31, 2010
Computer equipment	$41	$41
Less: Accumulated depreciation	(24)	(19)

Computer equipment, net	$17	$22

Depreciation expense for the three months ended June 30, 2011 and 2010 and for the period from June 28, 2006 (date of inception) through June 30, 2011 was $4,000, $3,000 and $24,000, respectively.

6.	ACCRUED LIABILITIES

Accrued liabilities consist of the following:

($ in thousands)	As of June 30, 2011	As of December 31, 2010
Salaries, bonuses and related benefits	$723	$553
Professional fees	441	309
Research and development expenses	299	143
Other	9	32

Total accrued expenses	$1,472	$1,037

7.	ASPHELIA ASSET PURCHASE

On January 7, 2011, the Company entered into an asset purchase agreement with Asphelia (the “Asphelia Asset Purchase” or “Asphelia Agreement”). Pursuant to the terms of the Asphelia Agreement, the Company paid $20.7 million for the purchase of Asphelia’s assets relating to the CNDO-201 compound, an early stage developmental compound.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

In exchange for the assets, the Company issued 2,525,677 shares of its Series B Convertible Preferred Stock at a fair value of $6.38 per share, assumed the PCP Note in the principal amount of $750,000 and paid cash of approximately $3.8 million, including a $3.4 million payment to OvaMed and $0.4 million for repayment of Asphelia’s debt, $61,000 of which was paid to a related party. The total consideration paid in connection with the Asphelia Asset Purchase is as follows;

($ in thousands)
Fair value of 2,525,677 shares of Series B Convertible Perferred Stock	$16,114
Cash payment	3,809
Fair value of PCP Note	750
Other transaction costs	34

Total purchase price	$20,706

The transaction was treated as an asset acquisition as it was determined that the assets acquired did not meet the definition of a business. In accordance with accounting guidance, costs incurred in obtaining technology licenses are charged to research and development expense if the technology licensed has not reached technological feasibility and has no alternative future use. The assets purchased from Asphelia require substantial completion of research and development, regulatory and marketing approval efforts in order to reach technological feasibility. Accordingly, the purchase price of $20.7 million was reflected as acquired in-process research and development in the consolidated statement of operations for the six months ended June 30, 2011.

In connection with the Asphelia Asset Purchase, Asphelia assigned the Exclusive Sublicense Agreement, dated December 2005, between Asphelia and OvaMed (as amended, the “OvaMed License”) and Manufacturing and Supply Agreement dated March 2006, between Asphelia and OvaMed (as amended, the “OvaMed Supply Agreement”) to the Company and the Company assumed Asphelia’s obligations under these agreements. Under the OvaMed License, the Company has exclusive rights (which were licensed by OvaMed from the University of Iowa Research Foundation), including sublicense rights, in North America, South America and Japan, and know-how to make, use and sell products covered by these patents and know-how.

Under the OvaMed License, the Company is required to make milestone payments to OvaMed totaling up to approximately $5.45 million, contingent upon the achievement of various regulatory milestones for the first product that incorporates CNDO-201, and additional milestone payments upon the achievement of regulatory milestones relating to subsequent indications. In the event that CNDO-201 is commercialized, the Company is obligated to pay to OvaMed royalties based on net sales and, if sublicensed, a varying percentage of certain consideration received from the sublicensee.

The OvaMed Supply Agreement expires in March 2013 and is subject to early termination by either party under certain customary conditions of breach. The OvaMed Supply Agreement will automatically renew for successive one-year periods, unless the Company gives 12 months prior notice of its election not to renew, and subject to the Company’s right to terminate the agreement in the event of specified failures to supply or regulatory or safety failures.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

8.	EQUITY

Series B Convertible Preferred Stock

On January 7, 2011, the Company issued 2,525,677 Series B Convertible Preferred Stock related to the Asphelia Asset Purchase. The terms, rights, preference and privileges of the Company’s Series B Convertible Preferred Stock are as follows:

Voting Rights

Holder of Series B Convertible Preferred Stock vote together with the Common Stock on all matters, on an as-converted to Common Stock basis, and not as a separate class or series (except as otherwise may be required by applicable law). There is no cumulative voting.

Liquidation

In the case of a liquidation event, including a sale, merger or winding up of the Company, the holders of Series B Convertible Preferred Stock shall be entitled to receive $8.39 per share (representing 150% of the original issuance price), out of the proceeds of such liquidation, in preference to the holders of Common Stock.

Conversion

Each share of Series B Convertible Preferred Stock will be voluntarily convertible into one share of Common Stock at the election of the holder. Additionally, each share of Series B Convertible Preferred Stock will automatically convert into one share of Common Stock upon the effective date of a registration statement covering the resale of the underlying Common Stock.

Dividends

Dividends are payable when and if declared by the Board of Directors. There are no cumulative accruing dividend rights.

Fully Paid and Nonassessable

All of the Company’s outstanding shares of Series B Convertible Preferred Stock are fully paid and nonassessable.

Special Dividend Declaration

The Company’s Board of Directors declared a dividend for an aggregate of 2,178,917 shares of Common Stock to the holders of Series A Convertible Preferred Stock in satisfaction of the Series A Special Dividend that would have been due April 26, 2012. In connection with such issuance, the Company (i) eliminated the provision for a Series A Special Dividend on April 26, 2012 and (ii) amended the event which will trigger an automatic conversion of shares of Series A Convertible Preferred and Series B Convertible Preferred into shares of Common Stock to be the effective date of a registration statement covering the resale of the underlying Common Stock. The special dividend was declared and paid in May 2011. The fair value of the Common Stock was $5.9 million and recorded as a liability and a reduction of additional paid in capital.

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Series C Convertible Preferred Stock

On June 30, 2011, the Company completed an offering of 4,612,624 shares of Series C Convertible Preferred Stock at $5.59 per share resulting in net proceeds to the Company of approximately $22.9 million. The terms, rights, preference and privileges of the Company’s Series C Convertible Preferred Stock are as follows:

Voting Rights

Holder of Series C Convertible Preferred Stock vote together with the Common Stock on all matters, on an as-converted to Common Stock basis, and not as a separate class or series (except as otherwise may be required by applicable law). There is no cumulative voting.

Liquidation

In the case of a liquidation event, including a sale, merger or winding up of the Company, the holders of Series C Convertible Preferred Stock shall be entitled to receive $8.39 per share (representing 150% of the original issuance price), out of the proceeds of such liquidation, in preference to the holders of Common Stock.

Conversion

Each share of Series C Convertible Preferred Stock will be voluntarily convertible into one share of Common Stock at the election of the holder. Additionally, each share of Series C Convertible Preferred Stock will automatically convert into one share of Common Stock upon the effective date of a registration statement covering the resale of the underlying Common Stock.

Dividends

Dividends are payable when and if declared by the Board of Directors. There are no cumulative accruing dividend rights.

Fully Paid and Nonassessable

All of the Company’s outstanding shares of Series C Convertible Preferred Stock are fully paid and nonassessable.

Warrants for Common Stock

Non-Employee Warrants

In February 2011, the Company issued fully vested warrants to purchase 50,000 shares of Common Stock at an exercise price of $1.37 per share as compensation for consulting services provided by non-employees. The warrant expires on the fifth anniversary of its issuance date. The initial fair value of the warrant was calculated using a Black-Scholes option pricing model with the following assumptions: five year contractual term; 93.2% volatility; 0% dividend rate; and a risk-free interest rate of 2.65%. The fair value of the warrants was determined to be $69,000 and was recorded as additional paid-in capital in the consolidated balance sheets and as a component of research and development expense in the consolidated statements of operations.

In March 2011, the Company issued a warrant to purchase 60,000 shares of Common Stock at an exercise price of $1.37 per share as compensation for consulting services provided by a non-employee. The warrant expires on the

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

tenth anniversary of its issuance date and vest over six months. The initial fair value of the warrant was calculated using a Black-Scholes option pricing model with the following assumptions: ten year contractual term; 95.4% volatility; 0% dividend rate; and a risk-free interest rate of 3.58%. The fair value of the warrants was determined to be $98,000 and was recorded as additional paid-in capital in the consolidated balance sheets and as a component of research and development expense in the consolidated statements of operations. This warrant will be marked to market at each reporting date until it is fully vested.

Warrants to Purchase Series C Convertible Preferred Stock

In connection with the Company’s Series C Convertible Preferred offering, the Company (i) paid to National Securities Corporation (“NSC”), a related party, as consideration for its services as the placement agent, a fee equal to 10% of the gross proceeds of the issuance or $2.6 million, and (ii) issued warrants to NSC to purchase an aggregate of 461,263 shares of the Company’s Series C Convertible Preferred Stock at an exercise price of $5.59 per share. The warrants are fully vested and exercisable for five years commencing May, 31, 2011.

The fair value of the warrants was $1.3 million measured on the respective date of issuance and were recorded as a reduction in the carrying value of the Preferred Stock and a warrant liability. The warrants will be marked to market each reporting period. The fair values were determined using an option pricing model assuming 90.9% volatility, a 1.76% risk-free rate of interest, a term of five years and an estimated fair value of the Company’s Series C Convertible Preferred Stock of $5.59 per share.

Stock-based Compensation

Stock-based Compensation Plans

As of June 30, 2011, the Company has one active equity compensation plan, the Coronado Biosciences, Inc. 2007 Stock Incentive Plan (the “Plan”), for employees, non-employees and outside directors.

Compensation Expense

The following table summarizes the stock-based compensation expense from stock option and restricted Common Stock awards to employees and nonemployees for the six months ended June 30, 2011 and 2010, and from the period June 28, 2006 (Date of Inception) to date:

($ in thousands)	2011	2010	Period from June 28, 2006 (Date of Inception) to June 30, 2011
Employee awards	$238	$—	$453
Non-employee awards	127	1,988	2,317

Total compensation expense	$365	$1,988	$2,770

CORONADO BIOSCIENCES, INC. AND SUBSIDIARY

(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The following table summarizes stock option activity as of June 30, 2011:

	Outstanding Options			Weighted Average Remaining Contractual Life (in years)
($ in thousands except per share amounts)	Number of Shares	Weighted Average Exercise Price	Total Weighted Average Intrinsic Value
At December 31, 2010	1,132,110	$1.37
Options granted	675,000	1.91
Options exercised	(58,040)	1.37
Options forfeited	(210,000)	1.37
Options expired	(80,000)	1.37

At June 30, 2011	1,459,070	$1.62	$1,941	9.1

Options vested and expected to vest	1,406,540	$1.62	$1,871	9.1
Options vested and exercisable	75,000	$1.37	$119	0.5

As of June 30, 2011, the Company had unrecognized stock-based compensation expense related to unvested stock options granted to employees of $1.6 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.4 years.

9.	SUBSEQUENT EVENTS

On July 15, 2011, the Company filed a registration statement on Form 10 (“Form 10”) with the U.S. Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to become a public reporting company under the Exchange Act. Pursuant to its commitment to the Series C Preferred Stockholders, the Company has agreed to use its commercially reasonable efforts to file a Form S-1 within sixty (60) days following the effective date of the Form 10 (the “Filing Date”). In the event that the Form S-1 is not filed by the Filing Date, the Company will incur monthly liquidated damages, payable in cash to Series C Preferred Stock investors, in an amount equal to one (1.0%) percent of the purchase price of Series C Preferred Stock until the Form S-1 is filed up to a maximum of ten (10%) percent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORONADO BIOSCIENCES, INC.

Date: August 23, 2011	By	/s/ Bobby W. Sandage, Jr., Ph.D.
		Name:	Bobby W. Sandage, Jr., Ph.D.
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Certificate of Incorporation of the Registrant.(1)

3.2	First Certificate of Amendment to Amended and Restated Certificate of Incorporation.(1)

3.3	Certificate of Designation, Preferences and Rights of the Series B Convertible Preferred Stock.(1)

3.4	Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock.(1)

3.6	Amended and Restated Bylaws of the Registrant.(1)

4.1	Form of Common Stock Certificate.(1)

4.2	Form of Series A Convertible Preferred Stock Certificate.(1)

4.3	Form of Series B Convertible Preferred Stock Certificate.(1)

4.4	Form of Series C Convertible Preferred Stock Certificate.(1)

4.5	Form of Warrant to Purchase Common Stock issued by the Registrant in connection with the 2008 bridge financing.(1)

4.6	Form of Warrant to Purchase Common Stock issued by the Registrant in connection with the 2009 bridge financing.(1)

4.7	Form of Warrant to Purchase Common Stock issued by the Registrant in connection with the Series A financing.(1)

4.8	Form of Warrant to Purchase Series C Convertible Preferred Stock issued by the Registrant in connection with the 2011 Series C financing.(1)

4.9	Form of Consultant/Agent Warrant to Purchase Common Stock.(1)

10.1	Form of Note Purchase Agreement relating to the 2008 bridge financing.(1)

10.2	Form of Note Purchase Agreement relating to the 2009 bridge financing.(1)

10.3	Form of Subscription Agreement relating to the initial Series A financing.(1)

10.4	Form of Subscription Agreement relating to the second Series A financing.(1)

10.5	Form of Subscription Agreement relating to the Series C financing.(1)

10.6	Form of Consent and Support Agreement.(1)

10.7	Letter Agreement, dated April 29, 2011, by and between the Registrant and Manchester Securities Corp.(1)

10.8*	2007 Stock Incentive Plan.(1)

10.9*	Form of Stock Option Award Agreement.(1)

10.10†	Exclusive Sublicense Agreement, dated December 12, 2005, by and between OvaMed GmbH and Collingwood Pharmaceuticals, Inc.(1)

10.11†	Manufacturing and Supply Agreement, dated March 29, 2006, by and among OvaMed GmbH and Collingwood Pharmaceuticals, Inc.(1)

10.12†	Licence Agreement, dated November 5, 2007, by and between UCL Business PLC and the Registrant.(1)

Exhibit	Description

10.13†	Letter Agreement, dated November 8, 2007, by and between Asphelia Pharmaceuticals, Inc. and OvaMed GmbH.(1)

10.14†	Amendment No. 1 to License Agreement, dated September 30, 2009, by and between the Registrant and UCL Business PLC.(1)

10.15†	Master Contract Services Agreement, dated April 1, 2010, by and between the Registrant and Progenitor Cell Therapy, LLC.(1)

10.16†	Term Sheet in causa OvaMed/Asphelia, dated June 8, 2010, by and between OvaMed GmbH and Asphelia Pharmaceuticals, Inc.(1)

10.17†	Amendment and Agreement, dated January 7, 2011, by and among Asphelia Pharmaceuticals, Inc., the Registrant and OvaMed GmbH.(1)

10.18	Asset Purchase Agreement, dated January 7, 2011, by and between the Registrant and Asphelia Pharmaceuticals, Inc.(1)

10.19*	Employment Agreement, dated March 21, 2011, by and among Registrant and Bobby W. Sandage, Jr., Ph.D.(1)

10.20*	Employment Agreement, dated April 1, 2011, by and among the Registrant and Glenn L. Cooper. M.D.(1)

10.21*	Employment Agreement, dated May 16, 2011, by and between the Registrant and Dale Ritter.(1)

10.22*	Separation Agreement, dated June 3, 2011, by and between the Registrant and Gary G. Gemignani.(1)

10.23*	Separation Agreement, dated December 2, 2010, by and between the Registrant and Raymond J. Tesi, M.D.(1)

10.24*	Consulting Agreement, dated September 21, 2010, by and between the Registrant and Eric Rowinsky, M.D.(1)

10.25	Form of Indemnification Agreement by and between the Registrant and its officers and directors.

10.26	Lease Agreement dated May 26, 2011 relating to the Registrant’s premises located at 15 New England Executive Park, Burlington, Massachusetts 01803.(1)

10.27	Master Contract Services Agreement, dated March 12, 2008, by and between the Registrant and BioReliance Corporation, as amended.

10.28	Consulting Agreements between the Registrant and each of Dr. Mark Lowdell and UCL Consultants Limited.

10.29	10% Senior Promissory Note, as amended, issued by Asphelia Pharmaceuticals, Inc. to Paramount Credit Partners LLC.

21.1	Subsidiaries of the Registrant.(1)

†	Confidential Treatment Requested
*	Indicates management contract or compensatory plan
(1)	Previously filed